W. R. BERKLEY CORPORATION
2006 Annual Report

LONG-TERM PERFORMANCE

LONG-TERM PERSPECTIVE

FIVE BUSINESS SEGMENTS

SPECIALTY

The Specialty units underwrite complex and sophisticated risks, including general, professional and product liability coverages as well as commercial transportation business, on both an excess and surplus lines and admitted basis.

2006 results: Total revenues increased 8% to $2.0 billion. Pre-tax income rose 38% to $479 million.

REGIONAL

The Regional units, which are leaders in their local markets, write commercial lines coverages for small and mid-sized business firms and governmental entities. This segment also writes surety coverages.

2006 results: Total revenues advanced 5% to $1.3 billion. Pre-tax income was $201 million.

ALTERNATIVE MARKETS

The Alternative Markets units offer insurance products and develop and administer self-insurance programs and other alternative risk transfer mechanisms. Workers' compensation is the predominant line of business in this segment.

2006 results: Total revenues advanced 3% to $879 million. Pre-tax income was $291 million, up 22%.

REINSURANCE

The Reinsurance units write reinsurance on both a facultative and treaty basis. In addition, the Company participates in business written through Lloyd's and in several specialty niches.

2006 results: Total revenues were $993 million and pre-tax income was $135 million, up 111%.

INTERNATIONAL

The Company's International business operates in selected regions throughout the world, including Europe, South America and Asia.

2006 results: Total revenues increased 19% to $249 million. Pre-tax income rose 62% to $34 million.

AT A GLANCE

NET PREMIUMS WRITTEN
(Dollars in billions)


2.7
3.7
4.3
4.6
4.8
02
03
04
05
06

INVESTMENTS
(Market value - Dollars in billions)


4.5
5.1
7.3
9.8
11.1
02
03
04
05
06

RESERVE FOR LOSSES AND LOSS EXPENSE
(Dollars in billions)


3.2
4.2
5.4
6.7
7.8
02
03
04
05
06

STOCKHOLDERS' EQUITY
(Dollars in billions)


1.3
1.7
2.1
2.6
3.3
02
03
04
05
06

W. R. Berkley Corporation, founded in 1967, is one of the nation's premier commercial lines property casualty insurance providers. Each of the operating units in the Berkley group participates in a niche market requiring specialized knowledge about a territory or product. Our competitive advantage lies in our long-term strategy of decentralized operations, allowing each of our units to identify and respond quickly and effectively to changing market conditions and local customer needs. This decentralized structure provides financial accountability and incentives to local management and enables us to attract and retain the highest caliber professionals. We have the expertise and resources to utilize our strengths in the present environment, and the flexibility to anticipate, innovate and respond to whatever opportunities and challenges the future may hold.

How we are different: **Accountability** The business is operated with an ownership perspective and a clear sense of fiduciary responsibility to shareholders. **People-oriented strategy** New businesses are started when opportunities are identified and, most importantly, when the right talent is found to lead a business. Of the Company's 31 units, 25 were developed internally and six were acquired. **Responsible financial practices** Risk exposures are managed proactively. A strong balance sheet, including a high-quality investment portfolio, ensures ample resources to grow the business profitably whenever there are opportunities to do so. **Risk-adjusted returns** Management company-wide is focused on obtaining the best potential returns with a real understanding of the amount of risk being assumed. Superior risk-adjusted returns are generated over the insurance cycle. **Transparency** Consistent and objective standards are used to measure performance – and, the same standards are used regardless of the environment.

W. R. Berkley Corporation produced outstanding results in 2006 — from all perspectives.

RETURN ON STOCKHOLDERS' EQUITY

27.2%

Return on stockholders' equity exceeded 25% for the fourth year in a row.

NET INCOME PER SHARE

$3.46

Net income reached a new high of $3.46 per share, advancing 27% over 2005.

NET PREMIUMS WRITTEN

$4.8 billion

Net premiums written increased 5% to $4.8 billion.

CASH FLOW

$1.6 billion

Cash flows before transfers to trading account totaled $5.3 billion over the past 3 years.

COMPOUND ANNUAL GROWTH RATE

	1 YEAR	5 YEARS	10 YEARS	20 YEARS
Book Value Per Share	28.9%	25.6%	13.3%	13.1%
Shareholder Return, Including Dividends	9.2%	27.6%	19.2%	15.8%

Contents

Cover art: 'Sunrise, Hoboken Meadows' by Martin Johnson Heade

FINANCIAL HIGHLIGHTS

RELATIVE STOCK PRICE PERFORMANCE
W. R. Berkley vs. S&P 500



W. R. Berkley Corporation
Growth: +3,913%
S&P 500
748%
1985
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2006

Dollars in thousands, except per share data

YEARS ENDED DECEMBER 31	2006	2005	2004	2003	2002
Total revenues	**$ 5,394,831**	$ 4,996,839	$ 4,512,235	$3,630,108	$2,566,084
Net premiums written	**4,818,993**	4,604,574	4,266,361	3,670,515	2,710,490
Net investment income	**586,175**	403,962	291,295	210,056	187,875
Service fees	**104,812**	110,697	109,344	101,715	86,095
Net income	**699,518**	544,892	438,105	337,220	175,045
Net income per common share:					
Basic	**3.65**	2.86	2.32	1.81	1.02
Diluted	**3.46**	2.72	2.21	1.72	.98
Return on common stockholders' equity	**27.2%**	25.8%	26.0%	25.3%	18.4%
AT YEAR END					
Total assets	**$15,656,489**	$13,896,287	$11,451,033	$9,334,685	$7,031,323
Total investments	**11,114,364**	9,810,225	7,303,889	5,068,670	4,521,906
Reserve for losses and loss expense	**7,784,269**	6,711,760	5,449,611	4,192,091	3,167,925
Stockholders' equity	**3,335,159**	2,567,077	2,109,702	1,682,562	1,335,199
Common shares outstanding (in thousands)	**192,772**	191,264	189,613	187,961	186,380
Common stockholders' equity per share	**17.30**	13.42	11.13	8.95	7.17

TO OUR SHAREHOLDERS



WILLIAM R. BERKLEY
Chairman of the Board and
Chief Executive Officer

These results would be exciting and worthy of recognition if they were a singular event, but given this is our fifth consecutive year of achieving extraordinary results, we believe it is important to put the numbers in context.

This was an outstanding year by almost any measure. We had record earnings and earnings per share; our after-tax return on equity was in excess of 27%; and our balance sheet has never been stronger. We improved our market position and continue to attract outstanding people to join our enterprise. These results would be exciting and worthy of recognition if they were a singular event, but given this is our fifth consecutive year of achieving extraordinary results, we believe it is important to put the numbers in context. It is the development and implementation of our strategy that has created the Company's competitive advantage. It is our strategy that will enable us to continue to deliver superior risk-adjusted returns in the years to come. Now, as in the past, we are committed to achieving after-tax returns in excess of 15% for our shareholders. We have done this on a compound basis for the past 33 years.

The outstanding results we have achieved over the past several years did not happen by accident. Nor was it good luck that allowed us to avoid the extreme volatility that many of our competitors experienced. Our results reflect strategic decisions made during the past decade to optimize our risk-adjusted returns. We made many hard decisions to build a better business model.

The challenge we face each day is to ensure that we continue to make good decisions that are reflective of the ever-changing environment. We must extrapolate risk and return characteristics within

27% AFTER-TAX RETURN ON EQUITY

the constantly changing economic and social climate as we build our future strategy.

Our financial performance reflects the commitment of our people and their efforts every day. They create the value that is the cornerstone of our success. For the past three decades, we have said that outstanding implementation is the key to great performance for a property casualty company. This is just as true today as when we started our Company. It was the theme of last year's annual report. The best implementation is most effective when built around an effective strategy. We work on both strategy and implementation to deliver outstanding long-term performance. This year we will focus our presentation on the long-term perspective which we use to create our strategic direction.

The mechanics of managing a property casualty business are simple in concept, complex in implementation, and require a constant blend of discipline and flexibility. Unlike most businesses, an insurance company can only estimate the correct price for its product when it sells the policy. This estimate is even more tenuous because the true extent of the loss can only be estimated for some extended period of time, until the claim is settled and the financial transaction achieves finality. The true costs are not known until long after the prices are established, therefore the inherent challenge of the business begins with a less certain foundation.

It is our strategy that will enable us to continue to deliver superior risk-adjusted returns in the years to come. Now, as in the past, we are committed to achieving after-tax returns in excess of 15% for our shareholders. We have done this on a compound basis for the past 33 years.

The critical nature of these estimates has enormous impacts on both the income statement and the balance sheet of our Company. We spend a lot of time and effort making sure we get these numbers right. Our goal is to reserve the proper amount to pay claims, not too much or too little. Getting reserves right also gives us the data we need to price our business appropriately in order to earn the profit margin we expect. We need to constantly refine our estimates to achieve greater precision as quickly as possible. Our people in the field work diligently to get these numbers right, because they understand that they are important in achieving our financial success. Well-managed insurance companies must be structured to absorb the unanticipated volatility that may come about from so many estimates being used in their financial model.

The process of building our strategy begins with an examination of the economic, social and regulatory environment, as well as directional trends. We started with the proposition that we wanted to sell insurance to those who need to buy it. When we defined those who need to buy insurance, we particularly meant to eliminate those large, financially well-established enterprises that purchase insurance as a risk arbitrage, buying only when the premiums are less than the value of the protection being provided.

The outstanding results we have achieved over the past several years did not happen by accident. Nor was it good luck that allowed us to avoid the extreme volatility that many of our competitors experienced. Our results reflect strategic decisions made during the past decade to optimize our risk-adjusted return.

We also concluded that social and regulatory pressure would exert substantial impacts on personal lines insurance. We felt that rate adequacy and underwriting flexibility would prove to be substantial political temptations and no matter how important the laws of economics might be, at least in the short run, politics would likely be a major driver in personal lines.

Thus, our fundamental strategy became serving the mid-sized risks in the commercial insurance market. While some of the underlying assumptions do not apply outside the United States, domestically, commercial lines are driven primarily by economic reality.

Our business model went a step further. When we examined both property and casualty businesses over the long run, the cumulative returns were somewhat better in the casualty business than in the property business. The difference in aggregate returns was small. The biggest difference between the property and casualty business was that property business had much more volatility and thus much less predictability year to year. It also relied heavily on reinsurance. In an industry where capital is essential, volatility by its very nature requires a higher return. In the case of the property insurance business, this is often not available. We therefore created a business model in the United States to focus on commercial casualty insurance business, doing some property business, but with the focus of over 80% of our business being casualty oriented.

The economics that drive this model result in more investment income and a more predictable, less volatile return.

The historic risk in the casualty business has been one we referred to earlier, *that of being able to establish the right level of reserves to pay future losses and concomitantly establish the right pricing levels for future business. Thus, a part of* our long-term success is derived from our obsession with having adequate levels of reserves. It is axiomatic for an insurance company to get its numbers right if long-term survival is an important concern. We think we do well in this area.

Having defined our marketplace as mid-sized commercial business, we then focused on the areas where we believed characteristics existed that would allow us to tailor products to specific local needs. We do this by selling insurance through our subsidiary companies that have special expertise in products or focus on geographic territories, and thus, have a competitive advantage over others who offer a more homogenous, by-the-book view to risk selection and pricing.

We focus on delivering our expertise through brokers and agents who have client relationships that are based on service and added value, not just selling the lowest price. As an insurer, our job is to provide financial security for the unanticipated or unpredictable event. We have built our business model this way and continue to do so. The first step in our process is risk selection. We have people with expertise in each line of business and each territory where we operate. It is this knowledge-based pricing and risk selection that give us an advantage. We spend substantial time and effort focusing on claims handling. We try to treat claimants fairly, with a desire to pay neither too much nor too *little, and we combine this with care in* selecting our distribution partners. These are the basics. But our strategy is somewhat more complex.

We choose to do business in places where we believe we have a reasonable opportunity to make an acceptable return. We do not write all lines of business in all states. We do not have the intention of doing business in every country in the world. When we select lines of business to write and locations to do business, we make these decisions independently, after careful analysis and close examination of the facts. We look at each part of our business,

The mechanics of managing a property casualty business are simple in concept, complex in implementation, and require a constant blend of discipline and flexibility.

Long-term perspective in this business means a recognition that the unanticipated, unforeseen, even unimagined event will happen sometime, and you need to build your business model in a manner that reflects that possibility.

measuring risk in terms of exposure, volatility and predictability.

After considering the risk part of the decision, we then try to understand how we make money. Can we maintain a long-term competitive advantage? Will the returns be enough to warrant the exposures being assumed? There are times we might look at several lines of business together, and times when we might examine each line individually. But we never feel compelled to move forward if the absolute risk-adjusted return is unacceptable.

Long-term perspective in this business means a recognition that the unanticipated, unforeseen, even unimagined event will happen sometime, and you need to build your business model in a manner that reflects that possibility. When possible, all policies should have policy limits and defense costs included within that limit. Exclusions of unforeseen or unimagined events should be clear. This is a business where included, rather than excluded, coverage should be defined.

In building our business strategy, we have attempted to keep the management of each of our enterprises as close to the customer as possible. We have 31 operating units, 25 of which we started, the balance were acquired. From a management perspective, the primary responsibility of the President of each of these 31 operating units is to be in touch with their customers and understand that they are responsible for the profitability of their enterprise. Along with the 31 Presidents of the operating companies, the key leadership in our Company is the senior officers at the parent Company. This group and all our dedicated operating people make our Company a success. It is their decisions and sense of their individual marketplace that allow our enterprise to constantly adjust to the changing environment. It is this decentralized structure, one of our strategic cornerstones, that helps us continue to change and maintain our flexibility.

At the parent Company we spend our time on strategy and Company-wide concerns. We help ensure our continued strategic focus on risk-adjusted return. We buy reinsurance for the group to adjust our aggregate risk profile and ensure that the group as a whole is well protected from the unforeseen event. We manage the $12 billion portfolio of cash and invested assets. Historically, this has been managed in a very cautious fashion because we have always chosen to take our risk on the underwriting side of the business rather than the investment side. The people at the holding company are advisors, leaders, and consultants to all our operating units. Holding company employees represent less than 1.5% of our total workforce. We examine our capital structure, deciding how much equity we need, the amount and maturities of debt, and the type of other equity and debt-like securities that are appropriate. We have always had a capital structure that could withstand difficult times and short-term unpredictable volatility. Our balance sheet reflects that today and we expect it to continue.

In April our business will be 40 years old. It is a long way from our start when I was at Harvard Business School. The success of the enterprise is a reflection of the efforts of many people. Some made great contributions, others seemingly small. The list would be too long to try to include everybody. From secretaries, to file clerks, to people who cared that the offices were clean, people showed commitment and had perseverance when things did not go well. One can never say enough about these people. There are some that stand out over the many years that I cannot fail to mention, either because of their impact on me or merely the length of their commitment: Ned Johnson at Fidelity, a man who taught me lawyers are not an excuse to break your word; and John Gutfreund, who believed if you gave your word you were supposed to live by your commitment. There are several other people who were around at the start: Bob Hodes, H. R. Shepherd, and Duncan Miller, whose advice helped us get through many challenging times. Scott Cunningham, my professor at business school and former Director and consultant at W. R. Berkley Corporation, has been with me for most of these years. I have been fortunate to have two Directors for over 30 years, who have been the best advisors anyone could ask for: Jack Nusbaum and Mark Shapiro.

Our Company is still small and we are only beginning to achieve our potential. The opportunities have never been greater. The people within the Company have more capacity to achieve great things. Our agents and brokers are incredible partners. The employees who make all the pieces work are the best. We look forward to many more successful years, one day at a time.

William R. Berkley

WILLIAM R. BERKLEY
Chairman of the Board and
Chief Executive Officer

LONG-TERM LONG-TERM LONG-TERM LONG-TERM

INVESTMENTS



IRA S. LEDERMAN
Senior Vice President
General Counsel and Secretary



PAUL J. HANCOCK
Senior Vice President
Chief Corporate Actuary



JAMES W. McCLEARY
Senior Vice President
Underwriting



ROBERT W. GOSSELINK
Senior Vice President
Insurance Risk Management



EUGENE G. BALLARD
Senior Vice President
Chief Financial Officer and Treasurer



JAMES G. SHIEL
Senior Vice President
Investments

We have positioned ourselves to maintain our opportunistic stance while still producing strong investment income. We continue to be confident that we can provide competitive investment returns for our shareholders.

2006 was a year with little overall change in the economic and investment climates, despite several significant developments. Volatile oil prices, a dramatic weakening of the housing market, unprecedented private equity and merger activity, and a tightening policy by the Federal Reserve all exerted their influence on the markets at various times during the year.

Yet despite these events, there was very little impact on the overall economy, which appears to have achieved the elusive soft landing where growth moderates enough to bring inflation under control without inducing a recession. The result has been a period of unusual equilibrium in the financial markets, with both bond and stock market volatility measures near historic lows. Even the usually turbulent currency markets are operating in relatively tight trading bands.

Contributing to this placid environment has been the high level of global liquidity; when liquidity is plentiful, risk premiums tend to dissipate as investors place less emphasis on exit strategies. The surge in liquidity has kept interest rates low and fixed income quality

At December 31, 2006 the average duration of the bond portfolio was 3.3 years.

Breakdown of Assets
(By percentage)


46
20
14
8
8
4

- State and Municipal Bonds 46%
- Mortgage-backed Securities 20%
- U.S. Government and Government Agency Bonds 14%
- Corporate Bonds 8%
- Cash and Cash Equivalents 8%
- Foreign Bonds 4%

The average rating in the bond portfolio was AA at December 31, 2006.

$12 billion CASH and INVESTED ASSETS

The application of our investment strategy to the current environment has given us the rare opportunity to lower risk while increasing return. The book yield of the portfolio has increased 150 basis points over the last 3 years.

INVESTMENT DATA 2006 VS. 2005
(Dollars in millions)

	2006	2005
Cash and invested assets:		
Invested assets	**$11,114**	$ 9,810
Cash	**$ 754**	$ 673
Total	**$11,868**	$10,483
Investment income	**$ 586**	$ 404
Realized gains	**$ 10**	$ 17

Net investment income grew 45% in 2006 to a record $586 million.

spreads are the narrowest in decades. Although the Federal Reserve raised the Federal Funds rate four times during the year to 5.25%, the benchmark ten year Treasury ended the year at 4.70%, only modestly higher than it was at the prior year end. This extraordinary level of liquidity is the key driver in our financial markets.

We believe that effective investment management during such paradoxical, difficult times requires both patience and a long-term perspective. Patience to not feel the pressure to chase investment returns that have a low probability of being repeated over the long-term, and the long-term perspective to realize that when someone says, "It's different this time", it usually isn't.

So while 2006 was marked by strong returns in the asset classes that have generally been considered the most risky and volatile, we continued to stick to our time-tested investment discipline which focuses on predictable, risk-adjusted returns for our shareholders. Thus, during 2006 we maintained our above average cash and cash equivalents allocation with the belief that longer term investments did not provide appropriate returns given the risks and uncertainty. We were rewarded by this decision as the Federal Reserve raised short-term rates, thereby directly benefitting investment income. It also enhances our flexibility to take advantage of future opportunities, especially as they relate to any opportunities in the insurance markets.

During 2006, we began to unwind a significant portion of the duration barbell we had initiated several years ago when the yield curve exhibited its usual upward sloping shape. As the yield curve continued to flatten over the last four years, the barbell structure, with a large percentage of invested assets on the short end of the yield curve balanced against higher-yielding, longer duration assets, has worked extremely well. However, with the yield curve now inverted, it is an opportune time to sell the longer assets. When we initiated many of these trades between 2004 and 2006, the municipal bond market was at historically attractive levels compared to its taxable counterparts resulting in

While 2006 was marked by strong returns in the asset classes that have generally been considered the most risky and volatile, we continued to stick to our time-tested investment discipline which focuses on predictable, risk-adjusted returns for our shareholders.

the use of municipal bonds for the longer piece of the barbell. More recently, tax-exempts have become substantially less attractive due to pent up demand from other property casualty insurers and structured derivative investors, making it even more attractive for us to sell our longer assets.

We are redeploying these assets in the intermediate area of the yield curve, which is long enough to benefit from the eventual re-steepening of the yield curve but short enough to weather higher interest rates in the interim. We are investing in a combination of high-quality mortgage-backed securities, agency debentures and floating rate preferred stock. We continue to shy away from the credit markets due to concerns over fundamentals; most corporate bonds have benefitted so dramatically from structured derivative demand amid benign credit conditions that historical risk reward relationships no longer seem to be in balance.

We feel that these decisions have given us the rare opportunity to lower risk while increasing return. By unwinding and redeploying our barbell structure we have significantly lowered the overall duration of the portfolio and therefore made it more defensive to unexpected shocks. At December 31, 2006 the *duration was* 3.3 years compared to 3.8 years the prior year end and 4.8 years as recently as December 31, 2002.

However, despite our increased caution we have been able to dramatically boost investment income. Over the last three years we have been able to increase investment income by an average of 40%. While much of this increase is explained by increased cash flow from operations, during that period the book yield of the portfolio has also increased by 150 basis points, despite the continued low levels of long-term interest rates.

Our asset duration is now over one year shorter than our projected liability duration. This is an unusual occurrence for us, but we feel it is a moderate risk given the environment. We believe the economy will continue to perform well and that more attractive investment opportunities will come our way in 2007.

Our portfolio is not just U.S. fixed income securities. We also manage a growing international fixed income portfolio by virtue of our expanding insurance operations in Europe, Asia and South America. As in the United States, interest rates and quality spreads in those regions are also approaching historic lows. Consequently we are maintaining a defensive posture in those portfolios as well by staying relatively short and maintaining high quality. It is also our philosophy to attempt to limit currency risk in those countries by investing in the currency in which the policies are written. This is critical since we incur liabilities in local currency which must be met in those same currencies. Excess funds may be invested in local currencies or dollars.

Although the overall portfolio is primarily fixed income, we also maintain a portfolio of alternative investments, which offers opportunities for more favorable returns while diversifying risk. The alternative sector comprises *approximately* 13% of the overall portfolio and is concentrated in merger arbitrage, real estate, and common stocks, all of which had outstanding returns in 2006. Merger arbitrage benefitted from the dramatic increase in the number of transactions as well as the increase in short-term rates. These factors tend to increase *the spreads available in* the discipline. Our real estate allocation, which is comprised of publicly traded REITs, real estate funds, mezzanine investments and directly owned real estate, also produced outstanding returns for our shareholders due to a combination of overall appreciation and strong dividend and interest income.

As we look at the rest of 2007, we see a strong economy in little danger of a recession. The one area of concern in the growth picture is the housing market and sub-prime mortgage lending sector. We believe that we have seen the bottom in these areas and that by late summer an improvement in the entire housing sector will become visible. We expect the overall economy will slow down somewhat but then resume its positive momentum. It is likely, however, that short-term volatility will increase as the yield curve begins to return to its more traditional shape and risk premiums resume their historical relationship.

We have positioned ourselves to maintain our opportunistic stance while still producing strong investment income. We continue to be confident that we can provide competitive investment returns for our shareholders despite the fact that our current risk tolerance is out of step with the general market. We believe the opportunities that we will see in the next twelve months will reward our discipline.

13% ALTERNATIVE INVESTMENTS

which offer opportunity for favorable returns while diversifying risks

SEGMENT OVERVIEW



W. ROBERT BERKLEY, JR.
Executive Vice President

Each of our five business segments – Specialty, Regional, Alternative Markets, Reinsurance, International – is comprised of individual operating units that serve a market defined by geography, products, services, or types of customers.

Our growth is based on meeting the needs of customers, maintaining a high-quality balance sheet, and allocating capital to our best opportunities.

2006 REVENUES VS. PROFITS

2006 Revenues
(By percentage)


5
36
19
16
24

Specialty	36%
Regional	24%
Alternative	16%
Reinsurance	19%
International	5%

2006 Profits
(By percentage)


3
12
42
25
18

Specialty	42%
Regional	18%
Alternative	25%
Reinsurance	12%
International	3%

2006 Revenues
(Dollars in millions)


Specialty
$1,953
Regional
$1,290
Alternative
$879
Reinsurance
$993
International
$249

2006 Profits
(Dollars in millions)


Specialty
$479
Regional
$201
Alternative
$291
Reinsurance
$135
International
$36

The specialized expertise of our individual operating units has enabled each of our segments to produce superior risk adjusted returns on allocated capital.

SPECIALTY SEGMENT



ROBERT C. HEWITT
Senior Vice President
Excess and Surplus Lines



PETER L. KAMFORD
Senior Vice President
Admitted Specialty Lines

These are the complex and sophisticated risks that require a specialized expertise and depth of experience that are often unavailable in the traditional insurance marketplace.

Our Specialty business is based on people with the technical skill and long-term experience that are critical to meeting those needs.

Insurance is about the assessment of risk. It is about segmenting risks into like categories and pricing those exposures to allow the insurer to meet its obligations. The Specialty lines deal with those risks that fall outside the standard underwriting guidelines. These are the complex and sophisticated risks that require a specialized expertise and depth of experience that are often unavailable in the traditional insurance marketplace. They are the unique and sometimes one-of-a-kind exposures that our agents and brokers may seldom see. And, they rely on us to provide the knowledge and skill to assess and appropriately price those risks.

Our Specialty business is based on people with the technical skill and long-term experience that are critical to meeting those needs. We have the specialized knowledge to determine the right underwriting criteria and price each risk accordingly, to reflect expected loss cost *and exposure – and*, we have the skill to handle the complex claim fairly when it arises. We have the judgment of people with years of experience, and we have built the relationships with our distribution channels to support those strengths long-term.

Our newest Specialty operating unit, Berkley Aviation, added $52 million to the segment's gross premium volume in 2006, and is well positioned for growth in 2007.

Gross Written Premium By Line
(By percentage)


42
15
13
12
9
9

- Premises Operations 42%
- Commercial Auto 15%
- Products Liability 13%
- Property 12%
- Professional Liability 9%
- Other 9%

$479 million
SPECIALTY *2006 Pre-tax Income*

SEGMENT DATA 2006 VS. 2005
(Dollars in millions)

	2006	2005
Total assets	**$5,388**	$4,731
Total revenues	**$1,953**	$1,816
Pre-tax income	**$ 479**	$ 346
GAAP combined ratio	**84%**	88%
Return on equity	**25%**	21%

Despite an increasingly competitive environment, the Specialty segment continued to grow, reaching nearly $2 billion in revenue and *producing* 38% growth in pre-tax income.

Growth in the Specialty segment has to a large degree varied with market conditions, making it a consistent high performer, with return on equity in excess of 20% for 5 years.



JAMES S. CAREY
Admiral Insurance Company



STEVEN S. ZEITMAN
Berkley Specialty Underwriting Managers LLC



THOMAS M. KUZMA
Nautilus Insurance Company



RICHARD P. SHEMITIS
Vela Insurance Services, Inc.

As in all cases, we took advantage of opportunities when we found exceedingly talented people with whom we could entrust our shareholders' capital.

Each of our Specialty companies has built proficiencies in specific market niches. At Carolina Casualty, it is commercial transportation; at Clermont, high-end apartment buildings; at Admiral, we are skilled in the intricate and multi-faceted risk. Each unit determines whether it has the underwriting skill and claims expertise to understand new exposures and the talent to price the business adequately. And each management team will then decide to expand into a new class or line of business when it believes the opportunity can meet our targets for profitability.

In late 2005, we seized two such opportunities. We entered the aviation market with Berkley Aviation, LLC, and the environmental market with Berkley Specialty Underwriting Managers' new underwriting facility. Both units have performed exceptionally well in their first year of operation. As in all cases, we took advantage of opportunities when we found exceedingly talented people with whom we *could* entrust our shareholders' capital.

In 2006, the specialty market was affected industry-wide by the cyclical transition to a more competitive price environment. As the appetite of the standard market expands, the opportunities that exist in the specialty market, particularly the excess and surplus lines market, consequently contract. There is, as well, increased competition for those opportunities that do enter the specialty market. Despite this trend, our Specialty companies have been able to preserve, and in some cases grow, their positions during this transition. We believe this is directly attributable to the *stability, knowledge, expertise* and skill we bring to each of our markets - a competitive advantage that is recognized and appreciated by our distribution channels as well as our insureds. We are also confident that the specialty market still provides reasonably good opportunities, and that this trend will continue as such for the foreseeable future.

OPERATING UNITS

Our Specialty companies fall into two distinct areas of operation, *Excess and Surplus Lines* and *Admitted Specialty Lines.*

The Excess and Surplus Lines companies are Admiral Insurance Company, Berkley Specialty Underwriting Managers LLC, Nautilus Insurance Company, and Vela Insurance Services, Inc. Their products are distributed through the wholesale distribution network.

The Admitted Specialty Lines companies offer a breadth of products that require multiple distribution systems comprising retail agents or brokers, wholesale brokers, and managing general underwriters or agents. These companies are Berkley Aviation, LLC, Berkley Underwriting Partners, LLC, Carolina Casualty Insurance Company, Clermont Specialty Managers, Ltd., and Monitor Liability Managers, Inc.

Each of our Specialty companies has built proficiencies in specific market niches. At Carolina Casualty, it is commercial transportation; at Clermont, high-end apartment buildings; at Admiral, we are skilled in the intricate and multi-faceted risk.

Excess and Surplus Lines

Since its purchase by W. R. Berkley Corporation in 1979, *Admiral Insurance Company* has remained a leading provider of commercial insurance products and packages tailored to meet the demands of an evolving marketplace. It specializes in excess and surplus lines coverage for commercial risks that generally involve moderate to high degrees of hazard. Each of its product segments is supported by highly skilled underwriters who understand industry needs, its products, and the appropriate underwriting disciplines. Lines of business written include commercial general liability, professional liability, commercial property, and commercial excess and umbrella liability. Over the years, it has built a solid industry reputation for its ability to manage the unique risks that fall outside standard industry guidelines, with both flexibility and the highest standards of service. In response to customer needs, this year it launched Admiral Excess Express, a state-of-the-art internet umbrella facility. In 2006, Admiral was able to grow its business in the face of an increasingly competitive environment, ending the year with $547 million in gross written premium.

Berkley Specialty Underwriting Managers LLC consists of three underwriting facilities. Its Specialty Casualty division provides excess and surplus lines coverage, including commercial general liability and products liability to manufacturers and specialty contractors, through wholesale brokers. The Entertainment and Sports division



JASON R. NIEMELA
Berkley Aviation, LLC



JOHN S. DIEM
Berkley Underwriting Partners, LLC



WILLIAM F. MURRAY
Carolina Casualty Insurance Company



ALFRED SCHONBERGER
Clermont Specialty Managers, Ltd.



DOUGLAS J. POWERS
Monitor Liability Managers, Inc.

offers a complete portfolio of commercial property casualty insurance products, both on an admitted and non-admitted basis, to a customer base that ranges from the television and music industry to professional sports teams. Business is produced through retail and brokerage distribution sources. In late 2006, a new Environmental division was launched to provide a full spectrum of specialty insurance products tailored to the needs of environmental customers such as contractors, consultants and sites/facilities. These lines are written on an admitted and non-admitted basis through select producers. Berkley Specialty reported strong growth in 2006, ending the year with $172 million in gross written premium.

Nautilus Insurance Company provides excess and surplus lines products in all states for small to medium-sized commercial risks with low to moderate susceptibility to loss. Admitted business is also written in a limited number of states through *Great Divide Insurance Company*, its wholly owned subsidiary. Over the years, Nautilus has built a solid reputation as a strong underwriting company and a respected industry leader that has forged longstanding relationships with its select network of general agents. In 2006, it achieved modest growth, closing the year with $332 million in gross written premium. During the year, Nautilus also launched new online projects in its ongoing efforts to improve business efficiencies for its general agents that complement its personalized service. Innovative technology and cutting edge e-initiatives are creating a seamless workflow process, reducing costs and transaction time for customers and the company alike.

Created as an underwriting manager in 1996, *Vela Insurance Services, Inc.* underwrites excess and surplus lines casualty business on behalf of W. R. Berkley Corporation subsidiaries with a primary focus on contractor and product liability coverages. With offices in Chicago, IL and Solvang, CA, it writes a variety of classes nationwide through an exclusive network of appointed excess and surplus lines brokers. Vela has also expanded its traditional business model by offering wrap-up policies, which provide general liability coverage for enrolled contractors and subcontractors for specific residential projects. 2006 was a challenging year for Vela in terms of volume, with the overall slowdown in the housing market affecting demand for both its core and wrap product. However, Vela showed an increase in both underwriting income as well as pre-tax operating income. At year end Vela reported $228 million in gross written premium.

Admitted Specialty Lines

Created in December 2005, *Berkley Aviation, LLC* enjoyed a successful and profitable start-up year in 2006, reaching

$52 million in gross written premium. Its mix of general aviation and airline business provides the necessary diversification for long-term profits, with a wide range of coverage options to insureds both domestically and internationally. Its array of programs includes coverage for airlines, helicopters, miscellaneous general aviation operations, non-owned aircraft, fixed-base operations, control towers, airports, financial institutions, and other specialized niche programs. Despite industry-wide reductions in rate and premium levels, Berkley Aviation has exercised discipline in providing capacity to only those risks that meet its stringent underwriting guidelines. Producers have shown strong support for

We believe this is directly attributable to the stability, knowledge, expertise, and skill we bring to each of our markets – a competitive advantage that is recognized and appreciated by our distribution channels as well as our insureds.

this new operation in 2006, and the company looks forward to continued growth in 2007.

Berkley Underwriting Partners, LLC is a leading program management company which offers both admitted and non-admitted insurance support to commercial casualty program administrators with specialized insurance expertise nationwide. It has built its expertise around specific industries, such as livestock mortality or elevator maintenance contractors, rather than a particular insurance product. This exclusive focus on homogeneous blocks of business allows for more efficient processes and oversight of existing programs, as well as the effective implementation of new programs. The selective nature of its business requires discipline both in the initial choice of new programs as well as the active management of existing facilities; profitability guides management's decision either way. This discipline, while translating into a lower gross written premium in 2006, did result in Berkley Underwriting Partners' strongest return on equity to date on a gross written premium of $119 million.

Carolina Casualty Insurance Company, which provides commercial insurance products and services to the transportation industry, specializes in writing intermediate and long-haul trucking and various classes of business and public auto. Its underwriters, claims and loss prevention specialists are transportation experts located throughout the United States, with long-term multi-coverage, multi-state experience. In 2006, Carolina Casualty enjoyed improved profitability and looks forward to maintaining this momentum in 2007 and beyond with new claims, underwriting, and production professionals in place. A new office in Greenville, SC was also opened in 2006 to take advantage of regional expertise and opportunities that became available during the year. Its continued focus on overall execution, safety and loss control in 2006 resulted in improved performance that was coupled with top line growth. Carolina Casualty finished the year with a gross written premium of $274 million.

For over 20 years, *Clermont Specialty Managers, Ltd.* has been a leading underwriter of insurance for high-rise cooperative, condominium, and quality rental buildings and the finer restaurants in the New York City metropolitan area. Its discipline and skill in risk selection, pricing and claims handling are respected industry-wide, providing a stability and longevity in a sometimes volatile marketplace that is greatly appreciated by the city's producers. This year it expanded geographically into the city of Chicago with its residential and restaurant core products, those same classes of risk that have made it so successful in the New York City area. Clermont enjoyed an outstanding year in 2006, showing continued top line growth with exceptional underwriting results, resulting in an improved return on equity. Its gross written premium was $57 million.

Monitor Liability Managers, Inc. underwrites professional liability insurance on a nationwide basis. Its product lines include directors' and officers' liability for the public, private and non-profit sectors; employment practices liability; and lawyers' professional liability. Well positioned to serve the small to middle-sized market, Monitor is committed to helping its clients resolve risk management issues without disrupting the flow of business. Despite continued price competition in the directors' and officers' marketplace, Monitor continued to deliver profitable results in 2006, with increased earnings on a gross written premium of $136 million.

REGIONAL SEGMENT



ROBERT P. COLE
Senior Vice President
Regional Operations

Long-term performance means ensuring that our customer knows that we will meet our obligations in a predictable, and straightforward, way. At each of our Berkley Regional companies we forge long-term relationships with agents who work with us to deliver on that promise.

For the insured, the cornerstone of the insurance experience is the prompt and fair payment of their claim. Long-term performance means ensuring that our customer knows that we will meet our obligations in a predictable, and straightforward, way. It means serving the customer who understands what insurance is about – and selecting agents who are dedicated to meeting the many, and varied, needs of that customer.

At each of our Berkley Regional companies we forge long-term relationships with agents who work with us to deliver on that promise. We choose agents who build their business around customer service, and who are aligned with our culture and share our commitment to the insured. We understand that our promise is not just about paying the claim – it is about prompt and efficient response time, loss control, education, and personalized handling of the many other day-to-day pieces that make up the insurance transaction. And, we have invested in the people and the skills to provide a value to our customers that exceeds the price they pay.

Our Regional companies focus their skills on those lines and markets where our history and structure have given us a specialized knowledge of local needs. In Maine, we have a unique expertise in the lumber and fishing industries; in Iowa, grain elevators; in Texas, farm and ranch; and in the metropolitan District of Columbia area, office building services.

Our autonomous structure allows each company to set its own strategic direction in carefully selected markets, close to the customer, and without the bureaucratic layers that inhibit efficient transactions. And, to each of these markets we bring the highest standards in transaction execution and personalized service.

Throughout our Regional segment, our customers choose to do business with us because they know they can rely on a level of service that goes beyond paying the claim. In each and every transaction, over time, our customers know what to expect – and, they understand that the transaction is not just about price, it is about getting the coverage they want and the service they need. This is what has differentiated us in

Gross Written Premium By Line
(By percentage)



36
25
18
7
14

Commercial Multiple Peril	36%
Automobile	25%
Workers' Compensation	18%
Assigned Risk Plans	7%
Other	14%

$201 million

REGIONAL *2006 Pre-tax Income*

SEGMENT DATA 2006 VS. 2005
(Dollars in millions)

	2006	2005
Total assets	$2,796	$2,653
Total revenues	$1,290	$1,231
Pre-tax income	$ 201	$ 216
GAAP combined ratio	90%	86%
Return on equity	21%	28%

REGIONAL
Operating in 42 states
and the District of Columbia

The Regional segment continued to grow in 2006, as agency and service initiatives, combined with the value added by our long-term relationships and specialized expertise, helped to combat growing competition.

Our Regional segment had a return on equity in excess of 20% for the fourth year in a row.



BILL THORNTON
Acadia Insurance Company



KEVIN W. NATTRASS
Berkley Mid-Atlantic Group



BRADLEY S. KUSTER
Continental Western Group



CRAIG W. SPARKS
Union Standard Insurance Group



STEVEN F. COWARD
Berkley Surety Group, Inc.



WALTER E. STRADLEY
Berkley Regional Specialty Insurance Company

Throughout our Regional segment, our customers choose to do business with us because they know they can rely on a level of service that goes beyond paying the claim . . . and, they understand that the *transaction* is not just about price.

the eyes of our distribution system and our insureds. It is our long-term value proposition.

In 2006, we saw increased competition from both regional and national companies. While our growth rate was lower than *in previous* years, we continue to retain customers at the same high rate, and our new business growth is still very attractive. Each of our units has implemented initiatives to increase agency penetration, expand its agency force, and develop new, specialized products and services to meet the needs of its clients. The introduction of the specialty and surety units into the Regional group has enabled us to respond even more effectively to those needs. In the ever changing market in which we operate, our businesses are *structured* in such a way as to compete and prosper in all market cycles.

OPERATING UNITS

Acadia Insurance Company is a Northeast regional property casualty insurance company that provides a complete portfolio of commercial products exclusively through local independent insurance agents. In 2006, new agency development and service strategies were implemented across the company, resulting in greater market penetration and increased submission activity from each of its branches. An increased emphasis on specialty marine also had a positive impact on results in 2006, as Acadia maximized the opportunities across this broad and profitable market segment. This year, *Synergy Risk Management*℠, Acadia's large account, comprehensive service program that assesses risk and lowers total costs in collaboration with the client, not only improved retention but increased the acquisition of new customers. The company enjoyed excellent profits in 2006, finishing the year with $355 million in gross written premium.

Through its member companies, *Berkley Mid-Atlantic Group* offers commercial property and casualty coverages to middle market accounts in eight jurisdictions from Pennsylvania to South Carolina. In 2006, it saw growth in several specialty areas, including wood products, colleges and universities, and commercial inland marine, as a result of ongoing efforts to better define and develop niche business tailored to opportunities in specific areas and with selected agents. New initiatives in integrated technology and improved loss control were also launched this year to improve service to agents and policyholders, and reduce costs for the insured. In 2006, Berkley Mid-Atlantic Group also expanded its Charlotte, NC and Harrisburg, PA offices to better serve the broadening business needs in these regions. These actions had significant results in 2006, with gross written premium growing to $219 million.

Continental Western Group's business in 2006 continued to be driven by its ability to produce consistent, profitable results. Its member companies are building on these strengths into 2007 by forging even closer agency relationships and enhancing the group's high level of customer service. This year it continued its focus on serving customers, with improved processing for small commercial lines products, and by extending its underwriting expertise further into the field for middle and larger accounts. Continental Western is also successfully adapting to changing opportunities in local industries, such as its grain elevator specialty, by introducing field underwriting into those states. By leveraging its specialty programs, and by introducing its existing lines of business further into its Midwest and Pacific Northwest markets, Continental Western is more effectively addressing the needs of existing customers while attracting new business. It closed a very profitable 2006 with $469 million in gross written premium.

Union Standard Insurance Group, through its member companies, provides commercial insurance products to customers across nine Southern states. It enjoyed an exceptional year in 2006 with record profitability and growth, due to strong underwriting, improved systems to manage growth, and excellent claims handling following the hurricanes of 2005. The group is now building on these strengths by leveraging its underwriting expertise, and expanding its *SELECT* program, which consists of blocks of homogeneous business in targeted areas with agents who have a particular expertise in that class. It is also strategically expanding its portfolio with the launch of a new *FirePAK* program in Texas, which provides protection for volunteer fire departments, and the development of a new transportation unit. Union Standard closed the year with the best profits in its history, and gross written premium of $234 million.

Berkley Surety Group, Inc., formerly known as Monitor Surety Managers, Inc., this year expanded its previously exclusive focus on contract surety by opening a new commercial surety division in June. It also significantly realigned its twelve branches in 2006, relocating some to serve Berkley Regional companies' customers more directly and effectively, while strengthening existing relationships. A new portfolio management strategy has allowed Berkley Surety to identify lower risk businesses and move into those underwriting classes, thereby better serving its core customers. The company had a profitable year, underwriting $28 million in gross written premium through *its member companies, and* anticipates strong growth from new business in 2007 as it moves forward with an exceptionally talented team.

Berkley Regional Specialty Insurance Company, which began operations in September 2005, was formed to provide direct access to specialty insurance products for a select group of independent agencies within the Regional *companies'* operating territories. Working in conjunction with the respective Regional company, Berkley Regional Specialty offers an alternative for the placement of small to medium-sized accounts which are outside the underwriting scope of the standard market. This streamlined business process helps provide value and service to the insured and enhances the relationship with W. R. Berkley Corporation's distribution channels and improves overall business retention.

ALTERNATIVE MARKETS SEGMENT



ROBERT D. STONE
Senior Vice President
Alternative Markets Operations

We have built a solid market position by developing long-term, collaborative relationships with clients that help them reduce their exposures to risk and the ultimate cost of managing those risks. This is the long-term advantage that enables us to compete effectively in this large, growing marketplace.

Insurance is about the amelioration of one's exposure to risk. Frequently, businesses are large enough and diverse enough that they benefit from retaining more of the risk they face – either because they have the financial resources, the risk management techniques, or the confidence that the likelihood and frequency of events will not be too severe for them to absorb. As the size of our economy has grown, the scale of enterprises, and the capital they require to operate, has also expanded. Correspondingly, the market for alternative forms of risk management has also grown.

For over two decades, our Alternative Markets segment has helped businesses select their risk tolerance, manage it appropriately, and ensure that their enterprise is protected in the manner in which the client deems necessary. Our companies provide the knowledge-based expertise, the capital, the services, and the managerial resources to help companies tailor their risk retention to their evolving long-term needs.

Our Alternative Markets segment was originally created to provide services to the growing market for workers' compensation solutions. Over time, we expanded this segment to include risk-bearing products for our existing clients, as well as for new markets. Our Alternative Markets business has grown opportunistically, expanding when market conditions are appropriate, and when promising markets and talented people are identified.

Today, our seven operating units offer a blend of expertise in lines of business and services. We have specific areas of specialization, such as workers' compensation for small, owner-managed businesses in California; specialized areas of knowledge, such as healthcare self-insurance; and particular niches in types of business, such as excess workers' compensation insurance for our self-insured clients and excess medical malpractice insurance for hospitals. And, in every line and in every service area, we have built a solid market position by developing long-term, collaborative relationships with clients that help them reduce their exposures to risk and the ultimate cost of managing those risks. This is the long-term advantage that enables us to compete effectively in this large, growing marketplace.

New operating units made modest contributions to the Alternative Markets segment's revenues in their start-up year. The time invested in building the appropriate infrastructure has positioned them well for growth in 2007.

Gross Written Premium By Operating Unit*
(By percentage)


4.4
.5
.2
16.6
43.2
16.8
18.3

Midwest Employers Casualty	43.2%
Preferred Employers	18.3%
Key Risk	16.8%
Berkley Risk Administrators	16.6%
Berkley Medical Excess	4.4%
Berkley Accident and Health	.5%
Berkley Net Underwriters	.2%

* Excludes assigned risk plans

$291 million ALTERNATIVE MARKETS

2006 Pre-tax Income

SEGMENT DATA 2006 VS. 2005
(Dollars in millions)

	2006	2005
Total assets	$2,701	$2,375
Total revenues	$ 879	$ 857
Pre-tax income	$ 291	$ 238
GAAP combined ratio	76%	80%
Return on equity	29%	29%

Our knowledge-based underwriting expertise in the markets this segment serves, combined with specialized risk management services, has enabled the segment to produce consistently attractive GAAP combined ratios.

The Alternative Markets segment reported an outstanding 29% return on equity for the second year in a row.



DONATO J. GASPARRO
Berkley Accident and Health, LLC



J. MICHAEL FOLEY
Berkley Medical Excess Underwriters, LLC



JOHN K. GOLDWATER
Berkley Net Underwriters, LLC



KENNETH R. HOPKINS
Berkley Risk Administrators Company, LLC



JOE W. SYKES
Key Risk Insurance Company



MELODEE J. SAUNDERS
Midwest Employers Casualty Company



LINDA R. SMITH
Preferred Employers Insurance Company

The Alternative Markets segment reported excellent results in 2006. While our California workers' compensation business experienced a significant decline in premium as a result of that state's recent legislative reforms, the rest of the segment showed an overall growth in premium and revenue. Importantly, our two new units, Berkley Accident and Health and Berkley Net Underwriters, are now well positioned to grow their premium and market position in 2007 and beyond. While more competitive market conditions may slow the growth of alternative market insurance generally, we will continue to find opportunities to assist existing and new clients more effectively assess their exposures to risk and offer insurance products and services to help achieve the risk management outcomes they desire.

OPERATING UNITS

Berkley Accident and Health, LLC, which provides an innovative portfolio of accident and health insurance and reinsurance products, completed its first full year of operation as an underwriting manager for W. R. Berkley Corporation member companies in 2006. Its Healthcare division will focus on managing and insuring medical costs for a broad range of clients, including Fortune 500 companies, hospitals, medical professionals, managed care organizations, small to mid-sized employers, self-funded plan sponsors and government programs. Its Specialty Accident division will provide insurance to both employer and non-traditional groups, offering a broad array of products. 2006 was a year of building the necessary infrastructure for growth for Berkley Accident and Health, with modest premiums written in both the medical and accident lines of business.

As a leading underwriter of medical malpractice excess and reinsurance coverage and services, *Berkley Medical Excess Underwriters, LLC* provides insurance coverage on behalf of W. R. Berkley Corporation member companies to healthcare organizations that retain a predictable layer of risk and seek to maximize the effectiveness of their risk financing program. It brings value to brokers and clients by developing an understanding of each client's unique situation and goals, and by collaborating on risk management, claims, and financial issues. In 2006, efforts were focused on enhancing the company's ability to capitalize on opportunities in its niche marketplace, regardless of the industry's cyclical nature. Particular emphasis was placed on the development of a preferred distribution channel, the continued refinement of risk selection capabilities, and new product development based on identified customer needs.

Created in January 2006, *Berkley Net Underwriters, LLC* leverages technology and underwriting expertise to deliver online insurance solutions to its network of agents and brokers. Its web-based system will allow its producers to quote, bind and service insurance policies in real time, thereby creating cost efficiencies and improved responsiveness to our agents and insureds. BerkleyNet currently focuses on products for the small to medium-sized commercial risk, with an emphasis on workers' compensation. It began writing policies on behalf of W. R. Berkley Corporation member companies in August 2006 with a team of highly experienced underwriting professionals, and has made steady progress in establishing an attractive book of business.

Berkley Risk Administrators Company, LLC is a nationwide third-party administrator of property casualty insurance claims, policy and underwriting services. It also operates *Riverport Insurance Company*, a member company of W. R. Berkley Corporation. Berkley Risk Administrators is ranked among the largest property casualty third-party administrators in the United States, and is the third largest servicing carrier for workers' compensation assigned risk plans. It is a leader in providing alternative market strategies to reduce the cost of risk for businesses, governments, educational institutions, tribal nations, non-profit/human services entities and insurers. In 2006, its service business maintained its strong client base and entered a new area of the alternative markets business with the acquisition of Garnet Captive Services, a provider of alternative risk and captive management consulting and brokerage services. Riverport Insurance Company produced favorable results, with strong margins and high renewal retentions, and demonstrated the ability to obtain desirable new business. Revenues reached a total of $143 million in 2006, including $91 million in service fees and $52 million in gross written premium.

Key Risk is a leading provider of workers' compensation insurance products and services for employers throughout the Eastern United States. It is highly regarded for its in-depth understanding of local legislative climates, economic and market conditions, and its ability to effectively manage and mitigate the cost of its customers' workers' compensation programs. These services are provided on a fully insured basis through *Key Risk Insurance Company*, as well as in the role of third-party administrator of self-insured workers' compensation programs through *Key Risk Management Services, Inc.* Key Risk focuses on middle-market accounts in specialty niches and on larger self-insured entities, with a particular expertise and emphasis on managed care services, and continues to expand its expertise into new markets. In 2006, Key Risk Insurance Company experienced continued growth and has doubled in size since 2002. Gross written premium totaled $126 million during 2006 with focused growth in several niches, including the healthcare industry, schools, and public entities.

Since its formation in 1986, *Midwest Employers Casualty Company* has focused exclusively on providing workers' compensation excess insurance and reinsurance products to individual employers and groups across the country. Its strong customer focus continues to evolve and strengthen, driven by its detailed knowledge of its customers, and the sophisticated statistical approach it uses to manage risk. Its innovative *Total Cost of Risk* (TCOR) program, a sophisticated and comprehensive risk management solution tailored to the specific needs of each client, is becoming recognized industry-wide for improving financial performance and reducing overall program costs for its insureds, while increasing new business production and improving client retention and margins for Midwest Employers. It finished the year with a record $334 million in gross written premium.

Since 1998, *Preferred Employers Insurance Company* has provided a stable and reliable market for workers' compensation coverage primarily for small, owner-managed businesses in California. It serves approximately 16,000 customers, covering a broad spectrum of industries throughout the state, bringing to each individual client a thorough understanding of the state's diverse industry and economic base, and an ability to respond quickly to market conditions. 2006 saw California workers' compensation results continue to reflect the benefit of reduced claim costs stemming from the legislative reforms passed in 2003 and 2004. As a result, significant rate reductions continued for the third year in a row, as cost savings were passed along to policyholders. Preferred's focus on strong customer service to small employers allowed the company to enjoy a high rate of retention and strong underwriting year performance.

REINSURANCE SEGMENT



C. FRED MADSEN
Senior Vice President
Reinsurance Operations

We seek out long-term relationships of mutual benefit that are not transactionally driven. Our customers in turn look first and foremost for the financial stability and security that we are well-positioned to provide.

Reinsurance is about the spread of risk. It is the tool by which a primary company increases capacity, reduces exposure, or achieves growth. The ceding company depends on the underwriting advice and expertise of the reinsurer, and their ability to make good on their promise to pay.

W. R. Berkley Corporation's reinsurance companies offer this protection on an individual risk basis, through facultative reinsurance, and on a portfolio basis, through treaty reinsurance. In addition, we participate in business written through Lloyd's. The segment writes on behalf of Berkley Insurance Company (BIC), one of the strongest companies in the insurance and reinsurance markets, and its subsidiary, Berkley Regional Insurance Company. BIC ended 2006 with $2.2 billion in policyholder surplus and carries an A.M. Best Co. rating of "A (Excellent)" and a Standard & Poor's rating of "A+ (Superior)", exceptional ratings which have remained constant.

Our facultative business, which deals in individual risk and thereby allows companies to manage their own risk tolerance on a risk by risk basis, is operated through Facultative ReSources, *Inc.*, *B F Re Underwriters*, LLC, and Watch Hill Fac Management, LLC. Facultative reinsurance is especially important when the minimum cost of capital is increasing, and thus the price of treaty protection, which is not fully utilized, may exceed the cost of capital.

Through our specialty treaty business we provide long-term capital and expertise to companies that have specialized knowledge of their own or a market relationship, thereby allowing them to expand their capacity and compete more effectively. Our treaty business is conducted through Signet Star Re, LLC and Berkley Risk Solutions, Inc.

In each of these areas, we seek out long-term relationships of mutual benefit that are not transactionally driven. Our customers in turn look first and foremost for the financial stability and security that we are well positioned to provide. We have the ability to grow our book by leveraging our strong balance sheet and our underwriting expertise.

Over 80% of the Reinsurance segment's net premium written is casualty business.

Gross Written Premium By Operating Unit
(By percentage)



2.7
9.6
36.2
16.2
16.6
18.7

Treaty	36.2%
Lloyd's	18.7%
Berkley Risk Solutions	16.6%
Fac Re	16.2%
B F Re	9.6%
Watch Hill	2.7%

$135 million
REINSURANCE
2006 Pre-tax Income

With over $2 billion in policyholders' surplus at year-end 2006, Berkley Insurance Company has a significant capital base in the global reinsurance industry.

SEGMENT DATA 2006 VS. 2005
(Dollars in millions)

	2006	2005
Total assets	$5,231	$4,507
Total revenues	$ 993	$ 849
Pre-tax income	$ 135	$ 64
GAAP combined ratio	99.8%	104.2%
Return on equity	13%	8%

All measures of performance continued to improve in 2006, as pre-tax income more than doubled and the combined ratio dropped below 100%.



DANIEL L. AVERY
B F Re Underwriters, LLC



JEFFREY E. VOSBURGH
Berkley Risk Solutions, Inc.



JAMES H. CRUTCHLEY
Facultative ReSources, Inc.



TOM N. KELLOGG
Signet Star Re, LLC



CRAIG N. JOHNSON
Signet Star Re, LLC



GERALD S. KING
Watch Hill Fac Management, LLC

Our book of business is diversified by size, lines of business and clients; this provides us with favorable risk spread and reduces volatility.

Segment-wide, each of our companies looks to maintain a leadership position. In both our facultative and treaty businesses, we have a stable and experienced group of professional underwriters, actuaries and *claims professionals who work to offer a* diversified set of products through multiple distribution channels. Each of our companies follows a common underwriting strategy: to proactively manage the cycle, with a principal focus on profitability, not premium. Our book of business is diversified by size, lines of business and clients; this provides us with favorable risk spread and reduces volatility. And, as in all of our other segments, each company can expand or contract as the environment dictates.

We are pleased with our financial results in 2006, which showed improvement in most measures. The repositioning of our book has enabled it to perform much better in the post-2001 era, and it is poised to do well throughout the cycle. We have forged even stronger relationships with our brokers and customers in recent years, and have exercised greater selectivity in our choice of primary companies and business segments. Our financial results are also enhanced by a market environment that allowed us to achieve pricing with better margins and more stringent terms and conditions.

The majority of our reinsurance business is focused on casualty lines by design, which avoids the volatility inherent in the property market. Industry-wide, our customers are experiencing *the market reality* of declining top line growth. Across the board, insurers are reducing the amount of reinsurance they buy, electing to retain the more profitable business. We anticipate this to continue into the foreseeable future. While this phenomenon will reduce some of our opportunities in the market, it should also act to lessen pricing volatility at the primary level.

OPERATING UNITS

B F Re Underwriters, LLC is a direct facultative casualty reinsurance underwriting manager that serves clients through a nationwide network of regional offices. It draws upon a rich culture of service-oriented and experienced underwriters and claims professionals who have built long-term relationships of mutual benefit with a select client base. With its flat organizational structure and network of branch operations, it has closed the proximity between the underwriter and the customer, allowing it to provide tailored solutions and value-added services based on each local market, while drawing on the benefits of its national network to identify industry trends. B F Re is able to meet all the casualty needs of its customers, writing all lines of business, including professional liability, excess and surplus, umbrella and medical malpractice. In 2006, it remained a strong, viable market for casualty reinsurance, with an ongoing commitment to delivering the highest level of service and expertise to its clients. B F Re closed 2006 with $90 million in gross written premium managed.

Berkley Risk Solutions, Inc. specializes in sophisticated and complex casualty insurance and reinsurance transactions that provide clients with innovative solutions to their insurance needs. Traditional treaty reinsurance of domestic medical malpractice insurers is also an important sub-specialty of its business. To support these efforts, Berkley Risk Solutions has assembled a team of experienced professionals who bring critical industry knowledge and skill to bear in designing financial solutions. Business is produced by an array of like-minded insurance and reinsurance agents, brokers and wholesalers who look to match unique client needs and objectives with equally creative products and solutions.

Since 1985, *Facultative ReSources, Inc.* has been an established industry leader in providing property and casualty reinsurance products to intermediaries and their ceding company clients as an underwriting manager for the Reinsurance operating companies. It has differentiated itself through the innovative solutions, knowledge and technical skill it brings to multiple types of risks in a specialized marketplace where expertise and experience are key. Hallmarks of the organization include the consistent support and exceptional service provided to reinsurance intermediaries and ceding company clients alike. Fac Re deals in all lines of casualty reinsurance, including general liability, auto, products liability, workers' compensation, professional liability, umbrella, and excess,

While it underwrites both property and casualty reinsurance, property facultative comprised a larger percentage of its book in 2006 than in past years, due to increased demand for that product. Fac Re finished 2006 with gross written premium managed of $153 million, of which $128 million was casualty and $25 million was property.

Signet Star Re, LLC is a leading broker market treaty reinsurance underwriter and manager with a focus on commercial casualty and professional liability lines. It is highly regarded for the continuity and depth of its professional staffing, which enables it to gain a unique understanding of each portfolio. It exercises discipline in accepting clients that have a strong commitment to profitability and are excellent performers in their market segment, reserving its capacity for the best customers and the best opportunities. The highest standard of underwriting, actuarial, claims and financial services are then brought to bear in institutionalizing the client relationship at every touch point in the production and service process. In 2006, Signet Star Re broadened its book of business through the addition of 13 new programs for existing and new clients. It ended the year with $340 million in gross written premium managed.

Watch Hill Fac Management, LLC, which was formed in November 2005, is a broker market underwriting manager of facultative casualty reinsurance for the reinsurance operating companies. Its business consists predominantly of individual risk business, but also includes facultative automatics and program business. It underwrites risks on an excess of loss basis or, in the case of umbrella liability, on a contributing excess basis, for a variety of classes of business. Other coverages include general liability, products liability, automobile and non-medical professional liability. Watch Hill enjoyed a successful first full year of operation in 2006, buoyed by an energetic team of professionals, and a burgeoning broker/customer base. It achieved premium volume of $26 million in 2006, and looks forward to an equally challenging and rewarding year in 2007.

INTERNATIONAL SEGMENT



FERNANDO CORREA URQUIZA
President
Berkley International, LLC

In each market we have entered, we have applied the same long-term strategies that have served us so effectively in our domestic operations.

In 2006, we continued to build our international operations opportunistically as the global economy expanded at a faster rate than that of the U.S. We now have a significant presence in Argentina, the United Kingdom, and the Philippines, with growing operations in Spain, Brazil, and Hong Kong. We continue to seek additional opportunities to grow and expand our business, as we identify the right environments, and talented, local professionals who share our values and our entrepreneurial spirit.

In each market we have entered, we have applied the same long-term strategies that have served us so effectively in our domestic operations. We have built decentralized structures that allow our products and services to be tailored to the local environments, and have given autonomy to local managers who understand those markets and who focus on risk-adjusted return. In each region we serve, we are a local company that is internationally sound. This unique blend of local perspective and long-term stability has given us a competitive advantage that no one else in our markets has been able to offer.

We are actively pursuing expansion opportunities in selected markets in Central America and the Far East. Beyond these potential ventures, we continually seek insurance and reinsurance opportunities in North and South America. In the fourth quarter of 2006, Berkley Insurance Company became a licensed reinsurer in Canada and is exploring additional possibilities there.

OPERATING UNITS

W. R. Berkley Insurance (Europe), Limited is a London-based specialty casualty insurer with branch offices in Madrid and Barcelona. Formed in 2003, its product offering includes professional indemnity, directors' and officers' liability, medical malpractice, general liability, personal accident and travel. It is owned 80% by W. R. Berkley Corporation and 20% by Kiln plc, one of the largest agencies trading on the Lloyd's of London insurance market. W. R. Berkley Insurance (Europe)

By the end of 2006, the International segment had grown to nearly 5% of W. R. Berkley Corporation's total revenue.

Gross Written Premium By Region
(By percentage)


4
43
53

- Europe 53%
- South America 43%
- Philippines 4%

$34 million
INTERNATIONAL
2006 Pre-tax Income

SEGMENT DATA 2006 VS. 2005
(Dollars in millions)

	2006	2005
Total assets	**$812**	$614
Total revenues	**$249**	$209
Pre-tax income	**$ 34**	$ 21
GAAP combined ratio	**96%**	96%
Return on equity	**14%**	14%

The International segment recorded 19% growth in revenue in 2006 through geographic and product expansion. We believe there is ample opportunity for growth in the international arena as these businesses mature and other opportunities are developed.

The International segment had an outstanding year in 2006, with pre-tax income growing 62%.



STUART WRIGHT
W. R. Berkley Insurance (Europe), Limited



EDUARDO I. LLOBET
Berkley International Argentina S.A.



ALAN M. RAFE
Berkley International Philippines, Inc.



VICTOR V. LEONG
Berkley Insurance Company-Hong Kong Reinsurance Division

underwrites business in the United Kingdom and certain European community countries, as well as Australia and New Zealand. In each of its markets, it is known for its commitment to quality products and excellent service that is both professional and personal. In 2006, W. R. Berkley Insurance (Europe) firmly established itself as a preferred insurer of medical malpractice and professional indemnity in Spain, a market it entered in late 2005 with *W. R. Berkley Insurance (Europe), Limited, Sucursal en España*. Its newer product lines in London, personal accident and travel and medical malpractice, have shown solid growth in 2006, and a new line of engineering and construction products is being launched in early 2007. W. R. Berkley Insurance (Europe) reported $135 million in gross written premium in 2006.

Operations in Argentina had a remarkable growth of 23% in gross written premium during 2006. *Berkley International Argentina S.A.*'s two operating units, *Berkley International Seguros* and *Berkley International ART*, have now established their market leadership and continue to set industry standards, with consistent business strategies, high quality product portfolios, and efficient operating platforms. 2006 saw geographic expansion into new locations, with the opening of new branch offices in the Southern-most region of the country, and the introduction of new commercial and personal lines products. Growth was also fueled by an increase in existing as well as new business, particularly in the newer surety line, which experienced strong growth in 2006. Throughout 2006, Berkley International Argentina exercised discipline in underwriting, while continuing to grow despite price competition in some of its lines, thus sustaining its position among the most profitable companies in the market. The wide array of insurance products and services it now offers, and the momentum it has established, have laid a solid foundation for sustainable growth in 2007 and beyond.

We have built decentralized structures that allow our products and services to be tailored to the local environments, and have given autonomy to local managers who understand those markets and who focus on risk-adjusted return.

Leveraging the W. R. Berkley Corporation philosophy of decentralized operations, flexibility and in-depth knowledge of local markets, *we entered the Brazilian market* in early 2006 with *Berkley International do Brasil Seguros S.A.* This new operating unit began writing business in March 2006, focusing on surety as its main line of business, with plans to expand to other commercial lines in the future. It entered the Brazilian market modestly but successfully, doing business through a network of select agents and brokers, and with an energetic team poised to take advantage of the many opportunities the country offers in its current climate of economic growth. Having now successfully established a foothold and differentiated itself from the local competition, the company looks forward to expanding its presence as a lead surety writer in the market in 2007. Berkley International do Brasil is headquartered in São Paulo, with plans to open additional regional offices in 2007 to expand its marketing efforts outside the metropolitan area.

In the *Philippines*, our operating units enjoyed another successful year in 2006, due in part to the current favorable *economic environment* in the country, as well as strong operating and investment performance. Low inflation and good overall economic growth resulted in a 29% increase in premium and a significant 41% accumulation of investment assets, making them once again the fastest growing provider of endowment policies to pre-fund educational expenses in that market. Since W. R. Berkley Corporation entered the Philippines in 1997, our subsidiary companies there have realized this success through the application of their unique business model, innovative distribution system, and adaptation to the local market.

In 2006, we expanded our reinsurance operations internationally with *Berkley Insurance Company – Hong Kong*, a full service reinsurance branch office that offers most major classes of general reinsurance business in the Asia-Pacific region. BIC-Hong Kong provides reinsurance capacity on a proportional and excess of loss basis on property and casualty lines of business for clients in Hong Kong and other Asia-Pacific insurance centers. While its initial primary focus has been on property facultative accounts, it offers most general classes of property casualty reinsurance business, both facultative and treaty, either on a quota share or excess of loss basis. Since it began operation early last year, BIC-Hong Kong has gained recognition and credibility throughout its distribution channels as a reinsurance market that offers technical discipline with a highly focused professional staff. In 2007, it is introducing various casualty product lines into its Asian market, and plans further expansion into the greater China region.

In each region we serve, we are a local company that is internationally sound. This unique blend of local perspective and long-term stability has given us a competitive advantage that no one else in our markets has been able to offer.

The graph below compares the cumulative total return on the Company's common stock for the last five fiscal years with the cumulative total return on the Standard & Poor's (S&P) 500 Index and a Custom Composite Index over the same period (assuming an investment of $100 in each category on December 31, 2001, and the reinvestment of all dividends). The Custom Composite Index was selected based upon current comparable industry criteria.

CUMULATIVE TOTAL RETURN
Based upon an initial investment of $100 on December 31, 2001 with dividends reinvested.


$ 400
350
300
250
200
150
100
50
0
Dec 01
Dec 02
Dec 03
Dec 04
Dec 05
Dec 06

W. R. Berkley Corporation   S&P 500   Custom Composite Index (11 Stocks)   Source: Georgeson Inc.

The Custom Composite Index consists of ACE Limited, The Chubb Corporation, Cincinnati Financial Corp., CNA Financial Corp., Everest Re Group, Ltd., HCC Insurance Holdings, Inc., Markel Corp., Ohio Casualty Corp., SAFECO Corp., The Travelers Companies, Inc. and XL Capital Ltd.

	Dec 01	Dec 02	Dec 03	Dec 04	Dec 05	Dec 06
W. R. Berkley Corporation	$100	$112	$149	$203	$308	$337
S&P 500	$100	$78	$100	$111	$117	$135
Custom Composite Index (11 Stocks)	$100	$86	$104	$112	$132	$152

FINANCIAL DATA

Financial Table of Contents

FINANCIAL DATA

(Amounts in thousands, except per share data)

FINANCIAL DATA

YEARS ENDED DECEMBER 31,	**2006**	2005	2004	2003	2002
Net premiums written	**$ 4,818,993**	$ 4,604,574	$ 4,266,361	$3,670,515	$2,710,490
Net premiums earned	**4,692,622**	4,460,935	4,061,092	3,234,610	2,252,527
Net investment income	**586,175**	403,962	291,295	210,056	187,875
Service fees	**104,812**	110,697	109,344	101,715	86,095
Realized investment gains	**9,648**	17,209	48,268	81,692	37,070
Total revenues	**5,394,831**	4,996,839	4,512,235	3,630,108	2,566,084
Interest expense	**92,522**	85,926	66,423	54,733	45,475
Income before income taxes	**988,645**	770,537	638,513	489,304	259,433
Income tax expense	**(286,398)**	(222,521)	(196,235)	(150,626)	(84,139)
Minority interest	**(2,729)**	(3,124)	(3,446)	(1,458)	(249)
Income before change in accounting	**699,518**	544,892	438,832	337,220	175,045
Cumulative effect of change in accounting	**—**	—	(727)	—	—
Net income	**699,518**	544,892	438,105	337,220	175,045
Data per common share:					
Net income per basic share	**3.65**	2.86	2.32	1.81	1.02
Net income per diluted share	**3.46**	2.72	2.21	1.72	.98
Stockholders' equity	**17.30**	13.42	11.13	8.95	7.17
Cash dividends declared	**.16**	.12	.12	.12	.11
Weighted average shares outstanding:					
Basic	**191,809**	190,533	188,912	187,029	171,738
Diluted	**201,961**	200,426	198,408	195,893	178,617
Balance sheet data:					
Investments	**$11,114,364**	$ 9,810,225	$ 7,303,889	$5,068,670	$4,521,906
Total assets	**15,656,489**	13,896,287	11,451,033	9,334,685	7,031,323
Reserves for losses and loss expenses	**7,784,269**	6,711,760	5,449,611	4,192,091	3,167,925
Junior subordinated debentures	**241,953**	450,634	208,286	193,336	198,251
Senior notes and other debt	**869,187**	967,818	808,264	659,208	362,985
Stockholders' equity	**3,335,159**	2,567,077	2,109,702	1,682,562	1,335,199

PAST PRICES OF COMMON STOCK

The common stock of the Company is traded on the New York Stock Exchange under the symbol "BER". All amounts have been adjusted to reflect the 3-for-2 common stock split effected on April 4, 2006.

PRICE RANGE:		HIGH	LOW	COMMON DIVIDENDS DECLARED PER SHARE
2006	Fourth Quarter	**$37.72**	**$34.34**	**$.04**
	Third Quarter	**37.25**	**32.26**	**.04**
	Second Quarter	**40.95**	**30.61**	**.04**
	First Quarter	**40.15**	**31.87**	**.04**
2005	Fourth Quarter	$32.86	$24.33	$.03
	Third Quarter	26.45	23.18	.03
	Second Quarter	24.50	21.46	.03
	First Quarter	23.91	20.58	.03

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

W. R. Berkley Corporation is an insurance holding company that is among the largest commercial lines writers in the United States and operates in five business segments: specialty insurance, regional property casualty insurance, alternative markets, reinsurance and international. The Company's primary sources of revenues and earnings are insurance and investments.

The profitability of the Company's insurance business is affected primarily by the adequacy of premium rates. The ultimate adequacy of premium rates is not known with certainty at the time a property casualty insurance policy is issued because premiums are determined before claims are reported. The ultimate adequacy of premium rates is affected mainly by the severity and frequency of claims, which are influenced by many factors, including natural and other disasters, regulatory measures and court decisions that define and change the extent of coverage and the effects of economic inflation on the amount of compensation due for injuries or losses. General insurance prices are also influenced by available insurance capacity, i.e., the level of policyholders' surplus employed in the industry, and the industry's willingness to deploy that capital.

The Company's profitability is also affected by its investment income. The Company's invested assets, which are derived from its own capital and cash flow from its insurance business, are invested principally in fixed maturity securities. The return on fixed maturity securities is affected primarily by general interest rates and the credit quality and duration of the securities. The Company also invests in equity securities, including equity securities related to merger arbitrage and convertible arbitrage strategies.

CRITICAL ACCOUNTING ESTIMATES

The following presents a discussion of accounting policies and estimates relating to reserves for losses and loss expenses and assumed premiums. Management believes these policies and estimates are the most critical to its operations and require the most difficult, subjective and complex judgments.

Reserves for Losses and Loss Expenses. To recognize liabilities for unpaid losses, either known or unknown, insurers establish reserves, which is a balance sheet account representing estimates of future amounts needed to pay claims and related expenses with respect to insured events which have occurred. Estimates and assumptions relating to reserves for losses and loss expenses are based on complex and subjective judgments, often including the interplay of specific uncertainties with related accounting and actuarial measurements. Such estimates are also susceptible to change as significant periods of time may elapse between the occurrence of an insured loss, the report of the loss to the insurer, the ultimate determination of the cost of the loss and the insurer's payment of that loss.

In general, when a claim is reported, claims personnel establish a "case reserve" for the estimated amount of the ultimate payment. The estimate represents an informed judgment based on general reserving practices and reflects the experience and knowledge of the claims personnel regarding the nature and value of the specific type of claim. Reserves are also established on an aggregate basis to provide for losses incurred but not reported ("IBNR") to the insurer, potential inadequacy of case reserves and the estimated expenses of settling claims, including legal and other fees and general expenses of administrating the claims adjustment process. Reserves are established based upon the then current legal interpretation of coverage provided.

In examining reserve adequacy, several factors are considered in addition to the economic value of losses. These factors include historical data, legal developments, changes in social attitudes and economic conditions, including the effects of inflation. The actuarial process relies on the basic assumption that past experience, adjusted judgmentally for the effects of current developments and anticipated trends, is an appropriate basis for predicting future outcomes. Reserve amounts are necessarily based on management's informed estimates and judgments using currently available data. As additional experience and other data become available and are reviewed, these estimates and judgments may be revised. This may result in reserve increases or decreases that would be reflected in our results in periods in which such estimates and assumptions are changed.

Reserves do not represent an exact calculation of liability. Rather, reserves represent an estimate of what management expects the ultimate settlement and claim administration will cost. While the methods for establishing the reserves are well tested over time, some of the major assumptions about anticipated loss emergence patterns are subject to unanticipated fluctuation. These estimates, which generally involve actuarial projections, are based on management's assessment of facts and circumstances then known, as well as estimates of future trends in claims severity and frequency, judicial theories of liability and other factors, including the actions of third parties which are beyond the Company's control. These variables are affected by internal and external events, such as inflation and economic volatility, judicial and litigation trends, reinsurance coverage and legislative changes, which make it more difficult to accurately predict claim costs. The inherent uncertainties of estimating reserves are greater for certain types of liabilities where long periods of time elapse before a definitive determination of liability is made. Because setting reserves is inherently uncertain, the Company cannot assure that its current reserves will prove adequate in light of subsequent events.

Loss reserves included in the Company's financial statements represent management's best estimates based upon an actuarially derived point estimate and other considerations. The Company uses a variety of actuarial techniques and methods to derive an actuarial point estimate for each operating unit. These methods include paid loss development, incurred loss development, paid and incurred Bornhuetter-Ferguson methods and frequency and severity methods. In circumstances where one actuarial method is considered more credible than the others, that method is used to set the point estimate. For example, the paid loss and incurred loss development methods rely on historical paid and incurred loss data. For new lines of business, where there is insufficient history of paid and incurred claims data, or in circumstances where there have been significant changes in claim practices, the paid and incurred loss development methods would be less credible than other actuarial methods. The actuarial point estimate may also be based on a judgmental weighting of estimates produced from each of the methods considered. Industry loss experience is used to supplement the Company's own data in selecting "tail factors" and in areas where the Company's own data is limited. The actuarial data is analyzed by line of business, coverage and accident or policy year, as appropriate, for each operating unit.

The establishment of the actuarially derived loss reserve point estimate also includes consideration of qualitative factors that may affect the ultimate losses. These qualitative considerations include, among others, the impact of re-underwriting initiatives, changes in the mix of business, changes in distribution sources and changes in policy terms and conditions. Examples of changes in terms and conditions that can have a significant impact on reserve levels are the use of aggregate policy limits, the expansion of coverage exclusions, whether or not defense costs are within policy limits, and changes in deductibles and attachment points.

The key assumptions used to arrive at the best estimate of loss reserves are the expected loss ratios, rate of loss cost inflation, and reported and paid loss emergence patterns. Expected loss ratios represent management's expectation of losses at the time the business is written, before any actual claims experience has emerged. This expectation is a significant determinant of the estimate of loss reserves for recently written business where there is little paid or incurred loss data to consider. Expected loss ratios are generally derived from historical loss ratios adjusted for the impact of rate increases, loss cost trends and known changes in the type of risks underwritten. Expected loss ratios are estimated for each key line of business within each operating unit. Expected loss cost inflation is particularly important for the long-tail lines, such as excess casualty, and claims with a high medical component, such as workers' compensation. Reported and paid loss emergence patterns are used to project current reported or paid loss amounts to their ultimate settlement value. Loss development factors are based on the historical emergence patterns of paid and incurred losses, and are derived from the Company's own experience and industry data. The paid loss emergence pattern is also significant to excess and assumed workers' compensation reserves because those reserves are discounted to their estimated present value based upon such estimated payout patterns. Management believes the estimates and assumptions it makes in the reserving process provide the best estimate of the ultimate cost of settling claims and related expenses with respect to insured events which have occurred; however, different assumptions and variables could lead to significantly different reserve estimates.

Loss frequency and severity are measures of loss activity that are considered in determining the key assumptions described in our discussion of loss and loss expense reserves, including expected loss ratios, rate of loss cost inflation and reported and paid loss emergence patterns. Loss frequency is a measure of the number of claims per unit of insured exposure, and loss severity is a measure of the average size of claims. Factors affecting loss frequency include the effectiveness of loss controls and safety programs and changes in economic activity or weather patterns. Factors affecting loss severity include changes in policy limits, retentions, rate of inflation and judicial interpretations.

Another factor affecting estimates of loss frequency and severity is the loss reporting lag, which is the period of time between the occurrence of a loss and the date the loss is reported to the Company. The length of the loss reporting lag affects our ability to accurately predict loss frequency (loss frequencies are more predictable for lines with short reporting lags) as well as the amount of reserves needed for incurred but not reported losses (less IBNR is required for lines with short reporting lags). As a result, loss reserves for lines with short reporting lags are likely to have less variation from initial loss estimates. For lines with short reporting lags, which include commercial automobile, primary workers' compensation, commercial multi-peril business, other liability (claims-made) and property business, the key assumption is the loss emergence pattern used to project ultimate loss estimates from known losses paid or reported to date. For lines of business with long reporting lags, which include other liability (occurrence), products liability, excess workers' compensation and liability reinsurance, the key assumption is the expected loss ratio since there is little paid or incurred loss data to consider.

Historically, the Company has experienced less variation from its initial loss estimates for lines of business with short reporting lags than for lines of business with long reporting lags. For example, as of December 31, 2006, initial loss estimates for accident years 1997 through 2005 were increased by an average of 5% for lines with short reporting lags and by an average of 20% for lines with long reporting lags. For the latest accident year ended December 31, 2006, initial loss estimates were $1.6 billion for lines with short reporting lags and $1.3 billion for lines with long reporting lags.

The key assumptions used in calculating the most recent estimate of the loss reserves are reviewed each quarter and adjusted, to the extent necessary, to reflect historical changes, current trends and other factors observed. For example, in 2006 loss reserves for our commercial automobile business were increased to reflect an observed trend of higher severity losses, and in 2006 loss reserves for our California workers' compensation business were decreased to reflect an observed trend of lower severity losses following the enactment of legislative reforms.

If the actual levels of loss frequency and severity are higher or lower than expected, the ultimate losses will be different than management's estimate. The following table reflects the impact of changes (which could be favorable or unfavorable) in frequency and severity on our loss estimate for claims occurring in 2006 (dollars in thousands):

	FREQUENCY (+/-)		
SEVERITY (+/-)	1%	5%	10%
1%	$ 56,109	$168,886	$309,857
5%	168,886	286,129	432,683
10%	309,857	432,683	586,215

Our net reserves for losses and loss expenses of $6.9 billion as of December 31, 2006 relate to multiple accident years. Therefore, the impact of changes in frequency or severity for more than one accident year could be higher or lower than the amounts reflected above.

Approximately $1.8 billion, or 25%, of the Company's net loss reserves relate to assumed reinsurance business. There is a higher degree of uncertainty and greater variability regarding estimates of assumed loss reserves because those estimates are based, in part, upon information received from ceding companies. If information received from ceding companies is not timely or correct, the Company's estimate of ultimate losses may not be accurate. Furthermore, due to delayed reporting of claim information by ceding companies, the claim settlement tail for assumed reinsurance is *extended*. Management considers the impact of delayed reporting in its selection of assumed loss development factors.

Information received from ceding companies is used to set initial expected loss ratios, to establish case reserves and to estimate reserves for incurred but not reported losses on assumed reinsurance business. This information, which is generally provided through reinsurance intermediaries, is gathered through the underwriting process and from periodic claim reports and other correspondence with ceding companies. The Company performs underwriting and claim audits of selected ceding companies to determine the accuracy and completeness of information provided to the Company. The information received from the ceding companies is supplemented by the Company's own loss development experience with similar lines of business as well as industry loss trends and loss development benchmarks.

Following is a summary of the Company's reserves for losses and loss expenses by business segment as of December 31, 2006 and 2005 (dollars in thousands):

	2006	2005
Specialty	$2,498,030	$2,103,542
Regional	1,071,607	913,768
Alternative Markets	1,372,517	1,198,389
Reinsurance	1,764,767	1,496,455
International	240,676	155,136
Net reserves for losses and loss expenses	6,947,597	5,867,290
Ceded reserves for losses and loss expenses	836,672	844,470
Gross reserves for losses and loss expenses	$7,784,269	$6,711,760

Following is a summary of the Company's net reserves for losses and loss expenses by major line of business as of December 31, 2006 and 2005 (dollars in thousands):

	REPORTED CASE RESERVES	INCURRED BUT NOT REPORTED	TOTAL
DECEMBER 31, 2006			
General liability	$ 696,074	$1,824,395	$2,520,469
Workers' compensation	687,127	909,076	1,596,203
Commercial automobile	354,841	193,995	548,836
International	78,489	162,187	240,676
Other	98,368	178,278	276,646
Total primary	1,914,899	3,267,931	5,182,830
Reinsurance	680,272	1,084,495	1,764,767
Total	$2,595,171	$4,352,426	$6,947,597
DECEMBER 31, 2005			
General liability	$ 644,278	$ 1,410,008	$ 2,054,286
Workers' compensation	602,855	808,207	1,411,062
Commercial automobile	326,827	175,320	502,147
International	52,144	102,992	155,136
Other	104,803	143,401	248,204
Total primary	1,730,907	2,639,928	4,370,835
Reinsurance	686,551	809,904	1,496,455
Total	$ 2,417,458	$ 3,449,832	$ 5,867,290

For the year ended December 31, 2006, the Company reported losses and loss expenses of $2.9 billion, of which $27 million represented an increase in estimates for claims occurring in prior years. The estimates for claims occurring in prior years were increased by $69 million for assumed reinsurance and decreased by $42 million for primary business. On an accident year basis, the change in prior year reserves is comprised of an increase in estimates for claims occurring in accident years 1998 through 2002 of $143 million and a decrease in estimates for claims occurring in accident years 2004 and 2005 of $116 million.

Case reserves for primary business increased 11% to $1.9 billion as a result of a 3% increase in the number of outstanding claims and an 8% increase in the average case reserve per claim. Reserves for incurred but not reported losses for primary business increased 24% to $3.3 billion at December 31, 2006 from $2.6 billion at December 31, 2005. By segment, prior year reserves decreased by $48 million for alternative markets, $6 million for specialty and $4 million for international and increased by $16 million for regional. By line of business, prior year reserves decreased by $45 million for workers' compensation, $2 million for commercial automobile lines and $10 million for other lines and increased by $15 million for general liability. The decrease in workers' compensation prior year reserves reflects the favorable impact of workers' compensation reforms in California on loss cost trends.

Case reserves for reinsurance business decreased 1% to $680 million at December 31, 2006 from $687 million at December 31, 2005. Reserves for incurred but not reported losses for reinsurance business increased 34% to $1,084 million at December 31, 2006 from $810 million at December 31, 2005. Prior year reserves increased $69 million as losses reported by ceding companies for those years were higher than expected. The Company sets its initial loss estimates based principally upon information obtained during the underwriting process and adjusts these estimates as losses are reported by ceding companies and additional information becomes available.

Assumed Reinsurance Premiums. The Company estimates the amount of assumed reinsurance premiums that it will receive under treaty reinsurance agreements at the inception of the contracts. These premium estimates are revised as the actual amount of assumed premiums is reported to the Company by the ceding companies. As estimates of assumed premiums are made or revised, the related amount of earned premium, commissions and incurred losses associated with those premiums are recorded. Estimated assumed premiums receivable were approximately $139 million and $90 million at December 31, 2006 and 2005, respectively. The assumed premium estimates are based upon terms set forth in the reinsurance agreement, information received from ceding companies during the underwriting and negotiation of the agreement, reports received from ceding companies and discussions and correspondence with reinsurance intermediaries. The Company also considers its own view of market conditions, economic trends and experience with similar lines of business. These premium estimates represent management's best estimate of the ultimate premiums to be received under its assumed reinsurance agreements.

BUSINESS SEGMENT RESULTS

Following is a summary of gross and net premiums written, premiums earned, loss ratios (losses and loss expenses incurred expressed as a percentage of premiums earned), expense ratios (underwriting expenses expressed as a percentage of premiums earned) and combined ratios (sum of loss ratio and expense ratio) for each of our business segments for the years ended December 31, 2006 and 2005. The combined ratio represents a measure of underwriting profitability, excluding investment income. A combined ratio in excess of 100 indicates an underwriting loss; a number below 100 indicates an underwriting profit (dollars in thousands):

	2006	2005
SPECIALTY		
Gross premiums written	**$1,918,521**	$1,932,821
Net premiums written	**1,814,479**	1,827,865
Premiums earned	**1,752,507**	1,682,193
Loss ratio	**59.1%**	62.4%
Expense ratio	**25.0%**	25.1%
Combined ratio	**84.1%**	87.5%
REGIONAL		
Gross premiums written	**$1,415,311**	$1,384,574
Net premiums written	**1,235,302**	1,196,487
Premiums earned	**1,205,912**	1,173,174
Loss ratio	**59.7%**	55.8%
Expense ratio	**30.6%**	30.6%
Combined ratio	**90.3%**	86.4%

(DOLLARS IN THOUSANDS)	2006	2005
ALTERNATIVE MARKETS		
Gross premiums written	**$ 747,680**	$ 781,411
Net premiums written	**651,255**	669,774
Premiums earned	**658,805**	663,478
Loss ratio	**53.5%**	59.4%
Expense ratio	**22.1%**	20.1%
Combined ratio	**75.6%**	79.5%
REINSURANCE		
Gross premiums written	**$ 940,797**	$ 770,781
Net premiums written	**892,769**	719,540
Premiums earned	**859,411**	754,097
Loss ratio	**72.0%**	74.1%
Expense ratio	**27.8%**	30.1%
Combined ratio	**99.8%**	104.2%
INTERNATIONAL		
Gross premiums written	**$ 254,605**	$ 218,396
Net premiums written	**225,188**	190,908
Premiums earned	**215,987**	187,993
Loss ratio	**64.2%**	66.5%
Expense ratio	**32.0%**	29.6%
Combined ratio	**96.2%**	96.1%
CONSOLIDATED		
Gross premiums written	**$5,276,914**	$5,087,983
Net premiums written	**4,818,993**	4,604,574
Premiums earned	**4,692,622**	4,460,935
Loss ratio	**61.0%**	62.4%
Expense ratio	**27.0%**	26.9%
Combined ratio	**88.0%**	89.3%

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

The following table presents the Company's net income and net income per share for the years ended December 31, 2006 and 2005 (amounts in thousands, except per share data):

	2006	2005
Net income	**$699,518**	$544,892
Weighted average diluted shares	**201,961**	200,426
Net income per diluted share	**$ 3.46**	$ 2.72

The increase in net income in 2006 compared with 2005 reflects higher investment income and higher profits from underwriting activity. The increase in investment income was the result of an increase in average invested assets as well as an increase in the average yield on investments. The improvement in underwriting results was primarily attributable to lower prior year loss reserve development and to lower weather-related losses.

Gross Premiums Written. Gross premiums written were $5.3 billion in 2006, up 4% from 2005. While prices increased significantly in 2002 and 2003, the Company experienced an increased level of price competition beginning in 2004. This trend continued in 2005 and 2006 with price levels for renewal business declining approximately 2% as compared with the prior year period.

Gross premiums include approximately $94 million of premiums written by new business units established in December 2005. In 2005, the Company developed sufficient information to begin recognizing unbilled audit premiums as such premiums are earned. The accrual for earned but unbilled audit premiums increased premiums written and earned by $22 million in 2006 and $57 million in 2005. Gross premiums for the regional and alternative markets segments include premiums written on behalf of assigned risk plans managed by the Company. The assigned risk business is fully reinsured by the respective state-sponsored assigned risk plans.

A summary of gross premiums written in 2006 compared with 2005 by business segment follows:

- Specialty gross premiums decreased by 1% to $1,919 million in 2006 from $1,933 million in 2005. The number of new and renewal policies issued in 2006, net of policy cancellations, increased 1%. Average prices for renewal policies, adjusted for changes in exposure, decreased 4%. Gross premiums written decreased 11% for professional liability, 6% for products liability, 4% for premises operations and 1% for commercial automobile. Gross premiums written increased 34% for property lines.

- Regional gross premiums increased by 2% to $1,415 million in 2006 from $1,385 million in 2005. The number of new and renewal policies issued in 2006, net of policy cancellations, decreased 1%. Average prices for renewal policies, adjusted for changes in exposure, decreased 2%. Gross premiums written increased 4% for workers' compensation, 2% for commercial automobile and 1% for commercial multiple peril. Gross premiums include assigned risk premiums of $102 million in 2006 and $114 million in 2005.

- Alternative Markets gross premiums decreased by 4% to $748 million in 2006 from $781 million in 2005. The number of new and renewal policies issued in 2006, net of policy cancellations, was essentially unchanged. Average prices for renewal policies, adjusted for changes in exposure, decreased 5%. Gross premiums written decreased 10% for primary workers' compensation and increased 2% for excess workers' compensation. The decline in premiums for primary workers' compensation was primarily due to rate decreases in California. Gross premiums include assigned risk premiums of $67 million in 2006 and $76 million in 2005.

- Reinsurance gross premiums increased by 22% to $941 million in 2006 from $771 million in 2005. Average prices for renewal business increased 3%. Casualty gross premiums written increased 25% to $783 million, and property gross premiums written increased 9% to $158 million. The 2006 premiums include $131 million related to two new medical malpractice reinsurance agreements. While these agreements contain limits on the potential amount of losses to be paid by the Company, they also contain limits on the potential amount of profit that may be earned by the Company.

- International gross premiums increased by 17% to $255 million in 2006 from $218 million in 2005 due to growth in Europe and Argentina.

Net Premiums Earned. Net premiums earned increased 5% to $4.7 billion from $4.5 billion in 2005. *Insurance premiums* are earned ratably over the policy term, and therefore premiums earned in 2006 are related to business written during both 2006 and 2005. The 5% growth rate for 2006 earned premiums reflects the underlying growth in net premiums written in those years.

Net Investment Income. Following is a summary of net investment income for the years ended December 31, 2006 and 2005 (dollars in thousands):

	AMOUNT		AVERAGE ANNUALIZED YIELD	
	2006	2005	**2006**	2005
Fixed maturity securities, including cash	**$440,987**	$336,126	**4.7%**	4.2%
Arbitrage trading account	**74,551**	28,095	**10.4%**	6.2%
Investments in partnerships and affiliates	**37,145**	18,545	**9.5%**	6.8%
Equity securities available for sale	**35,662**	25,529	**6.8%**	6.3%
Other	**(369)**	(1,360)		
Gross investment income	**587,976**	406,935	**5.3%**	4.4%
Investment expenses	**(1,801)**	(2,973)		
Total	**$586,175**	$403,962		

Net investment income increased 45% to $586 million in 2006 from $404 million in 2005. Average invested assets (including cash and cash equivalents) increased 20% to $11 billion in 2006 *from $9 billion in* 2005 as a result of cash flow from operations. The average annualized gross yield on investments increased to 5.3% in 2006 from 4.4% in 2005 due to higher short-term interest rates and higher returns from the arbitrage trading account.

Service Fees. The alternative markets segment offers fee-based services to help clients develop and administer self-insurance programs, primarily for workers' compensation coverage. Service fees were $105 million in 2006, down from $111 million in 2005, primarily as a result of a decline in fees for managing state-sponsored assigned risk plans.

Realized Investment Gains. Realized investment gains result primarily from sales of securities, as well as from provisions for other than temporary impairment in securities. Realized investment gains were $10 million in 2006 compared with $17 million in 2005. Charges for impairment of investments were $0.1 million in 2006 and $1.6 million in 2005. The Company buys and sells securities on a regular basis in order to maximize the total return on investments. Decisions to sell securities are based on management's view of the underlying fundamentals of specific securities as well as management's expectations regarding interest rates, credit spreads, currency values and general economic conditions.

Losses and Loss Expenses. Losses and loss expenses increased 3% to $2.9 billion in 2006 from $2.8 billion in 2005 primarily due to increased premium volume. The consolidated loss ratio was 61.0% in 2006 compared with 62.4% in 2005. The 2006 loss ratio reflects lower prior year loss reserve development ($27 million in 2006 compared with $187 million in 2005) and lower storm losses ($39 million in 2006 compared with $99 million in 2005). These improvements were partially offset by an increase in the expected loss ratio for accident year 2006 as a result of a decline in average prices. A summary of loss ratios in 2006 compared with 2005 by business segment follows:

- Specialty's loss ratio decreased to 59.1% in 2006 from 62.4% in 2005 principally due to the impact of prior year loss reserve development (favorable loss reserve development of $6 million in 2006 compared with unfavorable loss reserve development of $91 million in 2005).

- The Regional loss ratio increased to 59.7% in 2006 from 55.8% in 2005. The 2006 loss ratio reflects an increase in the expected loss ratio for accident year 2006 as a result of a decline in average prices. Weather-related losses were $39 million in 2006 compared with $35 million in 2005.

- Alternative Market's loss ratio decreased to 53.5% from 59.4% primarily as a result of continued favorable reserve development related to workers' compensation business in California.

- The Reinsurance loss ratio decreased to 72.0% in 2006 from 74.1% in 2005. The decrease reflects the impact of lower weather-related losses (with no weather-related losses in 2006 compared with $49 million in 2005) and lower prior year loss reserve development. These were partially offset by relatively higher loss ratios for the new medical malpractice reinsurance agreements referred to above.

- The International loss ratio decreased to 64.2% in 2006 from 66.5% in 2005 primarily as a result of favorable reserve development related to professional indemnity business written in the United Kingdom.

Other Operating Costs and Expenses. Following is a summary of other operating costs and expenses for the years ended December 31, 2006 and 2005 (dollars in thousands):

	2006	2005
Underwriting expenses	$1,267,217	$1,202,043
Service expenses	88,961	91,134
Other costs and expenses	92,988	65,397
Total	$1,449,166	$1,358,574

Underwriting expenses *increased* 5% primarily as a result of higher premium volume. Underwriting expenses are comprised of commissions paid to agents and brokers, premium taxes and other assessments and internal underwriting costs. The consolidated expense ratio (underwriting expenses expressed as a percentage of premiums earned) was 27.0% in 2006 compared with 26.9% in 2005.

Service expenses, which represent the costs associated with the Alternative Market's fee-based business, decreased 2% to $89 million primarily as a result of a decrease in costs associated with the servicing of assigned risk plan business.

Other costs and expenses, which represent general and administrative expenses for the parent company, increased 42% to $93 million primarily as a result of higher costs for incentive compensation programs.

Interest Expense. Interest expense increased 8% to $93 million as a result of interest expense related to $200 million of 5.6% senior notes issued in May 2005 and $250 million of 6.75% junior subordinated debentures issued in July 2005. This was partially offset by a reduction in interest expense as a result of the repayment of $100 million 6.25% senior notes in January 2006 and the repayment of $210 million 8.197% junior subordinate notes in December 2006. In February 2007, the Company issued $250 million of 6.25% senior notes due February 15, 2037.

Income Taxes. The effective income tax rate was 29% in 2006 and 2005. The effective tax rate differs from the federal income tax rate of 35% primarily because of tax-exempt investment income.

BUSINESS SEGMENT RESULTS

Following is a summary of gross and net premiums written, premiums earned, loss ratios (losses and loss expenses incurred expressed as a percentage of premiums earned), expense ratios (underwriting expenses expressed as a percentage of premiums earned) and combined ratios (sum of loss ratio and expense ratio) for each of our business segments for the years ended December 31, 2005 and 2004. The combined ratio represents a measure of underwriting profitability, excluding investment income. A combined ratio in excess of 100 indicates an underwriting loss; a number below 100 indicates an underwriting profit.

BUSINESS SEGMENT RESULTS (cont'd)

(DOLLARS IN THOUSANDS)	2005	2004
SPECIALTY		
Gross premiums written	$1,932,821	$1,607,974
Net premiums written	1,827,865	1,497,567
Premiums earned	1,682,193	1,391,652
Loss ratio	62.4%	61.7%
Expense ratio	25.1%	25.6%
Combined ratio	87.5%	87.3%
REGIONAL		
Gross premiums written	$1,384,574	$1,295,659
Net premiums written	1,196,487	1,128,800
Premiums earned	1,173,174	1,068,552
Loss ratio	55.8%	55.7%
Expense ratio	30.6%	31.2%
Combined ratio	86.4%	86.9%
ALTERNATIVE MARKETS		
Gross premiums written	$ 781,411	$ 756,349
Net premiums written	669,774	640,491
Premiums earned	663,478	605,996
Loss ratio	59.4%	70.6%
Expense ratio	20.1%	21.2%
Combined ratio	79.5%	91.8%
REINSURANCE		
Gross premiums written	$ 770,781	$ 868,208
Net premiums written	719,540	823,772
Premiums earned	754,097	841,451
Loss ratio	74.1%	69.5%
Expense ratio	30.1%	29.1%
Combined ratio	104.2%	98.6%

(DOLLARS IN THOUSANDS)	2005	2004
INTERNATIONAL		
Gross premiums written	$ 218,396	$ 195,938
Net premiums written	190,908	175,731
Premiums earned	187,993	153,441
Loss ratio	66.5%	61.0%
Expense ratio	29.6%	30.0%
Combined ratio	96.1%	91.0%
CONSOLIDATED		
Gross premiums written	$5,087,983	$4,724,128
Net premiums written	4,604,574	4,266,361
Premiums earned	4,460,935	4,061,092
Loss ratio	62.4%	63.0%
Expense ratio	26.9%	27.4%
Combined ratio	89.3%	90.4%

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

The following table presents the Company's net income and net income per share for the years ended December 31, 2005 and 2004 (amounts in thousands, except per share data):

	2005	2004
Net income	$544,892	$438,105
Weighted average diluted shares	200,426	198,408
Net income per diluted share	$ 2.72	$ 2.21

The increase in net income in 2005 compared with 2004 reflects higher investment income and higher profits from underwriting activity. The increase in investment income was the result of a 28% increase in average invested assets arising from cash flow provided by operating and financing activity. The improvement in underwriting results is attributable to a 10% increase in earned premiums, a 0.6 percentage point decrease in the loss ratio (losses and loss expenses incurred expressed as a percentage of premiums earned), and a 0.5 percentage point decrease in the expense ratio (underwriting expenses expressed as a percentage of premiums earned). Weather-related losses were $99 million in 2005 and $60 million in 2004, and included hurricane losses of $74 million and $34 million, respectively.

Gross Premiums Written. Gross premiums written were $5.1 billion in 2005, up 8% from 2004. Prior to 2005, audit premiums were not considered to be reliably determinable until such audits were completed and billed. In 2005, the Company developed sufficient information to begin recognizing unbilled audit premiums as such premiums are earned. The accrual for earned but unbilled audit premiums increased premiums written and earned by $57 million and income before income taxes by $11 million in 2005.

Gross premiums for the Regional and Alternative Markets segments include premiums written on behalf of assigned risk plans managed by the Company. The assigned risk business is fully reinsured by the respective state-sponsored assigned risk plans.

A summary of gross premiums written in 2005 compared with 2004 by business segment follows:

- Specialty gross premiums increased by 20% to $1.9 billion in 2005 from $1.6 billion in 2004. Gross premiums for Berkley Specialty Underwriting Managers LLC, which began in July 2004, were $166 million in 2005 compared to $52 million in 2004. The number of new and renewal policies issued in 2005, net of policy cancellations, increased 13%. Average prices for renewal policies, adjusted for changes in exposure, decreased 2%. Gross premiums written increased 31% for premises operations, 18% for products liability, 15% for property lines and 6% for commercial automobile. Gross premiums written decreased 8% for professional liability lines.

- Regional gross premiums increased by 7% to $1.4 billion in 2005 from $1.3 billion in 2004. The number of new and renewal policies issued in 2005, net of policy cancellations, decreased 5%. Average prices for renewal policies, adjusted for changes in exposure, decreased 1%. Gross premiums written increased 10% for workers' compensation, 4% for commercial automobile and 4% for commercial multiple peril. Gross premiums include assigned risk premiums of $114 million in 2005 and $95 million in 2004.

- Alternative Markets gross premiums increased by 3% to $781 million in 2005 from $756 million in 2004. The number of new and renewal policies issued in 2005, net of policy cancellations decreased 1%. Average prices for renewal policies, adjusted for changes in exposure, decreased 2%. Gross premiums written decreased 1% for primary workers' compensation and increased 15% for excess workers' compensation. The decline in premiums for primary workers' compensation was primarily due to rate decreases in California. Gross premiums include gross premiums for assigned risk plans of $65 million in 2005 and $73 million in 2004.

- Reinsurance gross premiums decreased by 11% to $771 million in 2005 from $868 million in 2004. The decrease in business written includes a planned decline of $93 million in reinsurance written through Lloyd's and a decrease of $56 million as a result of the discontinuance of a facultative relationship with a particular ceding company. Casualty gross premiums written decreased 9% to $626 million, and property gross premiums written decreased 19% to $145 million.

- International gross premiums increased by 11% to $218 million in 2005 from $196 million in 2004 due to growth in Europe and Argentina.

Net Premiums Earned. Net premiums earned increased 10% to $4.5 billion from $4.1 billion in 2004. Insurance premiums are earned ratably over the policy term, and therefore premiums earned in 2005 are related to business written during both 2005 and 2004. The 10% growth rate for 2005 earned premiums reflects the underlying growth in net premiums written in those years. The increase in earned premiums in 2005 also reflects the accrual for earned but unbilled audit premiums of $57 million referred to above.

Net Investment Income. Following is a summary of net investment income for the years ended December 31, 2005 and 2004 (dollars in thousands):

	AMOUNT		AVERAGE ANNUALIZED YIELD	
	2005	2004	2005	2004
Fixed maturity securities, including cash	$ 336,126	$ 242,270	4.2%	3.9%
Arbitrage trading account	28,095	13,743	6.2%	3.7%
Investments in partnerships and affiliates	18,545	16,906	6.8%	9.1%
Equity securities available for sale	25,529	21,005	6.3%	5.8%
Other	(1,360)	(58)		
Gross investment income	406,935	293,866	4.4%	4.1%
Investment expenses and interest	(2,973)	(2,571)		
Total	$ 403,962	$ 291,295		

Net investment income increased 39% to $404 million in 2005 from $291 million in 2004. Average invested assets (including cash and cash equivalents) increased 28% to $9.2 billion in 2005 from $7.2 billion in 2004 as a result of cash flow from operations. The average annualized gross yield on investments increased to 4.4% in 2005 from 4.1% in 2004 due to higher short-term interest rates and higher returns from the arbitrage trading account.

Service Fees. The Alternative Markets segment offers fee-based services to help clients develop and administer self-insurance programs, primarily for workers' compensation coverage. Service fees were $111 million in 2005 and $109 million in 2004.

Realized Investment Gains. Realized investment gains result primarily from sales of securities, as well as from provisions for other than temporary impairment in securities. Realized investment gains were $17 million in 2005 compared with $48 million in 2004. Charges for impairment of investments were $1.6 million in 2005 and $2.8 million in 2004. The Company buys and sells securities on a regular basis in order to maximize the total return on investments. Decisions to sell securities are based on management's view of the underlying fundamentals of specific securities as well as management's expectations regarding interest rates, credit spreads, currency values and general economic conditions.

Losses and Loss Expenses. Losses and loss expenses increased 9% to $2.8 billion in 2005 from $2.6 billion in 2004 due to increased premium volume. The consolidated loss ratio was 62.4% in 2005 compared with 63.0% in 2004. The 2005 loss ratio reflects lower prior year loss reserve development ($187 million in 2005 compared with $295 million in 2004). Weather-related losses, including losses attributable to Hurricanes Katrina, Rita and Wilma, were $99 million in 2005 compared with $60 million in 2004. A summary of loss ratios in 2005 compared with 2004 by business segment follows:

- Specialty's loss ratio increased to 62.4% in 2005 from 61.7% in 2004 principally due to an increase in estimated losses for commercial transportation business.
- The Regional loss ratio increased to 55.8% in 2005 from 55.7% in 2004. Weather-related losses were $35 million in 2005 compared with $28 million in 2004.
- Alternative Market's loss ratio decreased to 59.4% from 70.6% primarily as a result of the favorable reserve development related to workers' compensation business in California.
- The Reinsurance loss ratio increased to 74.1% in 2005 from 69.5% in 2004 primarily as a result of higher weather-related losses ($49 million in 2005 compared with $27 million in 2004).
- The International loss ratio increased to 66.5% in 2005 from 61.0% in 2004 primarily as a result of an increase in losses for business written in Argentina and Europe.

Other Operating Costs and Expenses. Following is a summary of other operating costs and expenses for the years ended December 31, 2005 and 2004 (dollars in thousands):

	2005	2004
Underwriting expenses	$1,202,043	$1,114,750
Service expenses	91,134	84,404
Other costs and expenses	65,397	48,835
Total	$1,358,574	$1,247,989

Underwriting expenses increased 8% primarily as a result of higher premium volume. Underwriting expenses are comprised of commissions paid to agents and brokers, premium taxes and other assessments and internal underwriting costs. The consolidated expense ratio (underwriting expenses expressed as a percentage of premiums earned) was 26.9% in 2005 compared with 27.4% in 2004.

Service expenses, which represent the costs associated with the Alternative Market's fee-based business, increased 8% to $91 million primarily as a result of an increase in costs associated with the servicing of assigned risk plan business as well as higher compensation costs.

Other costs and expenses, which represent general and administrative expenses for the parent company, increased 34% to $65 million primarily as a result of higher incentive compensation costs.

Interest Expense. Interest expense increased 29% to $86 million as a result of interest expense related to $150 million of 6.15% senior notes issued in August 2004, $200 million of 5.6% senior notes issued in May 2005 and $250 million of 6.75% junior subordinated debentures issued in July 2005.

Income Taxes. The effective income tax rate was 29% in 2005 and 31% in 2004. The effective tax rate differs from the federal income tax rate of 35% primarily because of tax-exempt investment income.

INVESTMENTS

As part of its investment strategy, the Company establishes a level of cash and highly liquid short-term and intermediate-term securities that, combined with expected cash flow, it believes adequate to meet payment obligations. The Company also attempts to maintain an appropriate relationship between the average duration of the investment portfolio and the approximate duration of its liabilities, i.e., policy claims and debt obligations.

The carrying value of the Company's investment portfolio and investment-related assets as of December 31, 2006 and 2005 were as follows (dollars in thousands):

	2006	2005
Fixed maturity securities	**$ 9,158,607**	$ 8,485,104
Equity securities available for sale	**866,422**	435,699
Equity securities trading account	**639,481**	567,760
Investments in partnerships and affiliates	**449,854**	321,662
Total investments	**11,114,364**	9,810,225
Cash and cash equivalents	**754,247**	672,941
Trading account receivables	**312,220**	98,229
Trading account securities sold but not yet purchased	**(170,075)**	(198,426)
Unsettled sales (purchases)	**1,542**	(4,719)
Total	**$12,012,298**	$10,378,250

Fixed Maturities. The Company's investment policy with respect to fixed maturity securities is generally to purchase instruments with the expectation of holding them to their maturity. However, management of the available for sale portfolio is considered necessary to maintain an approximate matching of assets and liabilities as well as to adjust the portfolio as a result of changes in financial market conditions and tax considerations. At December 31, 2006 (as compared to December 31, 2005), the fixed maturities portfolio mix was as follows: U.S. Government securities were 15% (15% in 2005); state and municipal securities were 50% (55% in 2005); corporate securities were 9% (9% in 2005); mortgage-backed securities were 22% (18% in 2005); and foreign bonds were 4% (3% in 2005).

The Company's philosophy related to holding or selling fixed maturity securities is based on its objective of maximizing total return. The key factors that management considers in its investment decisions as to whether to hold or sell fixed maturity securities are its view of the underlying fundamentals of specific securities as well as its expectations regarding interest rates, credit spreads and currency values. In a period in which management expects interest rates to rise, the Company may sell longer duration securities in order to mitigate the impact of an interest rate rise on the market value of the portfolio. Similarly, in a period in which management expects credit spreads to widen, the Company may sell lower quality securities, and in a period in which management expects certain foreign currencies to decline in value, the Company may sell securities denominated in those foreign currencies. The sale of fixed maturity securities in order to achieve the objective of maximizing total return may result in realized gains; however, there is no reason to expect these gains to continue in future periods.

Equity Securities Available for Sale. Equity securities available for sale primarily represent investments in common and preferred stocks of publicly traded real estate investment trusts, banks and utilities.

Equity Securities Trading Account. The trading account is comprised of direct investments in arbitrage securities and investments in arbitrage-related limited partnerships that specialize in merger arbitrage and convertible arbitrage strategies. Merger arbitrage is the business of investing in the securities of publicly held companies that are the targets in announced tender offers and mergers. Convertible arbitrage is the business of investing in convertible securities with the goal of capitalizing on price differentials between these securities and their underlying equities.

Investments in Partnerships and Affiliates. At December 31, 2006 (as compared to December 31, 2005), investments in partnerships and affiliates were as follows: equity in Kiln plc was $96 million ($74 million in 2005); real estate funds were $275 million ($160 million in 2005); and other investments were $79 million ($88 million in 2005).

Securities in an Unrealized Loss Position. The following table summarizes all securities in an unrealized loss position at December 31, 2006 and 2005 by the length of time those securities have been continuously in an unrealized loss position (dollars in thousands):

	NUMBER OF SECURITIES	AGGREGATE FAIR VALUE	GROSS UNREALIZED LOSS
December 31, 2006			
Fixed maturities:			
0–6 months	**100**	**$ 802,595**	**$ 2,309**
7–12 months	**62**	**645,331**	**4,445**
Over 12 months	**269**	**2,843,721**	**44,389**
Total	**431**	**$4,291,647**	**$51,143**
Equity securities available for sale:			
0–6 months	8	$ 75,568	$ 320
7–12 months	9	60,853	250
Over 12 months	16	105,085	1,583
Total	33	$ 241,506	$ 2,153
December 31, 2005			
Fixed maturities:			
0–6 months	237	$2,921,830	$29,928
7–12 months	65	878,549	12,124
Over 12 months	96	847,400	17,410
Total	398	$4,647,779	$59,462
Equity securities available for sale:			
0–6 months	38	$ 45,443	$ 1,221
7–12 months	15	106,979	2,571
Over 12 months	4	11,364	609
Total	57	$ 163,786	$ 4,401

At December 31, 2006, gross unrealized gains were $230 million, or 2% of total investments, and gross unrealized losses were $53 million, or 0.4% of total investments. There were 356 securities that have been continuously in an unrealized loss position for more than six months. Those securities had an aggregate fair value of $3.7 billion and an aggregate unrealized loss of $51 million. The decline in market value for these securities is primarily due to an increase in market interest rates.

Management regularly reviews all securities that have a fair value less than cost to determine whether an other than temporary impairment has occurred. In determining whether a decline in fair value is other than temporary, management assesses whether the fair value is expected to recover and whether the Company has the intent to hold the investment until it recovers. The Company's assessment of its intent to hold an investment until it recovers is based on conditions at the time the assessment is made, including general market conditions, the Company's overall investment strategy and management's view of the underlying value of an investment relative to its current price. If a decline in value is considered other than temporary, the Company reduces the carrying value of the security and reports a realized loss on its statement of income.

The following table shows the composition by Standard & Poor's ("S&P") and Moody's ratings of the fixed maturity securities in our portfolio with gross unrealized losses at December 31, 2006. Not all of the securities are rated by S&P and/or Moody's (dollars in thousands):

		UNREALIZED LOSS		FAIR VALUE	
S&P RATING	MOODY'S RATING	AMOUNT	PERCENT TO TOTAL	AMOUNT	PERCENT TO TOTAL
AAA/AA/A	Aaa/Aa/A	$47,087	92.1%	$4,067,017	94.8%
BBB	Baa	3,604	7.1	194,625	4.5
BB	Ba	71	0.1	14,258	0.3
B	B	381	0.7	15,747	0.4
CCC or Lower	Caa or lower	—	—	—	—
N/A	N/A	—	—	—	—
	Total	$51,143	100.0%	$4,291,647	100.0%

The scheduled maturity dates for fixed maturity securities in an unrealized loss position at December 31, 2006 are shown in the following table (dollars in thousands):

	UNREALIZED LOSS		FAIR VALUE	
	AMOUNT	PERCENT TO TOTAL	AMOUNT	PERCENT TO TOTAL
Due in one year or less	$ 3,388	6.6%	$ 662,115	15.4%
Due after one year through five years	12,453	24.3	758,441	17.7
Due after five years through ten years	11,655	22.8	1,152,358	26.9
Due after ten years	9,885	19.4	550,184	12.8
Mortgage and asset-backed securities	13,762	26.9	1,168,549	27.2
Total fixed income securities	$51,143	100.0%	$4,291,647	100.0%

Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Due to the periodic repayment of principal, the mortgage and asset-backed securities are estimated to have an effective maturity of approximately 2.4 years.

Market Risk. The Company's market risk generally represents the risk of gain or loss that may result from the potential change in the fair value of the Company's investment portfolio as a result of fluctuations in credit quality and interest rates. The Company uses various models and stress test scenarios to monitor and manage interest rate risk. In addition, the Company's international businesses and securities are subject to currency exchange rate risk. As discussed above, the Company attempts to manage its interest rate risk by maintaining an appropriate relationship between the average duration of the investment portfolio and the approximate duration of its liabilities, i.e., policy claims and debt obligations. In response to interest rate changes and management's expectations regarding future interest rates, the Company shortened the duration for the fixed income portfolio from 3.8 years to 3.3 years during 2006.

The following table outlines the groups of fixed maturity securities and the components of the interest rate risk at December 31, 2006 (dollars in thousands):

	EFFECTIVE DURATION (YEARS)	FAIR VALUE
Cash and cash equivalents	0.1	$ 754,247
U. S. Government securities	3.2	1,391,921
State and municipal	5.4	4,570,297
Corporate	3.1	806,447
Foreign	3.9	369,428
Mortgage-backed securities	2.4	2,034,361
Total	3.3	$9,926,701

Duration is a common gauge of the price sensitivity of a fixed income portfolio to a change in interest rates. The Company determines the estimated change in fair value of the fixed maturity securities, assuming immediate parallel shifts in the treasury yield curve while keeping spreads between individual securities and treasury securities static. The fair value at specified levels at December 31, 2006 would be as follows (dollars in thousands):

CHANGE IN INTEREST RATES	ESTIMATED FAIR VALUE OF FIXED MATURITY SECURITIES	ESTIMATED CHANGE IN FAIR VALUE
300 basis point rise	$ 9,026,883	$(899,818)
200 basis point rise	9,326,823	(599,878)
100 basis point rise	9,626,762	(299,939)
Base scenario	9,926,701	—
100 basis point decline	10,219,302	292,601
200 basis point decline	10,511,904	585,203
300 basis point decline	10,804,505	877,804

Arbitrage investing differs from other types of investments in that its focus is on transactions and events believed likely to bring about a change in value over a relatively short time period (usually four months or less). The Company believes that this makes arbitrage investments less vulnerable to changes in general stock market conditions. Potential changes in market conditions are also mitigated by the implementation of hedging strategies, including short sales. Additionally, the arbitrage positions are generally hedged against market declines by purchasing put options, selling call options or entering into swap contracts. The Company's merger arbitrage securities are primarily exposed to the risk of completion of announced deals, which are subject to regulatory as well as transactional and other risks.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow. Cash flow provided from operating activities was $1.6 billion in 2006, $1.7 billion in 2005 and $1.6 billion in 2004. The levels of cash flow provided by operating activities over these years, which are high by historical measures in relation to both earned premiums and net income, are a result of strong growth in premiums and investment income and relatively low paid losses. Cash flow provided by operating activities in 2006, 2005 and 2004 is net of cash transfers to the arbitrage trading account of $225 million, $80 million and $73 million, respectively. The decrease in operating cash flow in 2006 compared with 2005 was primarily due to cash transfers to the arbitrage trading account.

As a holding company, the Company derives cash from its subsidiaries in the form of dividends, tax payments and management fees. Maximum amounts of dividends that can be paid without regulatory approval are prescribed by statute. During 2007, the maximum amount of dividends which can be paid without regulatory approval is approximately $603 million. The ability of the holding company to service its debt obligations is limited by the ability of the insurance subsidiaries to pay dividends. In the event dividends, tax payments and management fees available to the holding company were inadequate to service its debt obligations, the Company would need to raise capital, sell assets or restructure its debt obligations.

The Company's insurance subsidiaries' principal sources of cash are premiums, investment income, service fees and proceeds from sales and maturities of portfolio investments. The principal uses of cash are payments for claims, taxes, operating expenses and dividends. The Company expects its insurance subsidiaries to fund the payment of losses with cash received from premiums, investment income and fees. The Company targets an average duration for its investment portfolio that is within one year of the average duration of its liabilities so that portions of its investment portfolio mature throughout the claim cycle and are available for the payment of claims if necessary. In the event operating cash flow and proceeds from maturities and prepayments of fixed income securities are not sufficient to fund claim payments and other cash requirements, the remainder of the Company's cash and investments is available to pay claims and other obligations as they become due. The Company's investment portfolio is highly liquid, with approximately 83% invested in cash, cash equivalents and marketable fixed income securities as of December 31, 2006.

If the sale of fixed income securities were to become necessary, a realized gain or loss equal to the difference between the cost and sales price of securities sold would be recognized.

Financing Activity. In June 2006, the Company repurchased 1.4 million shares of its common stock for $44.4 million. On November 1, 2006, the Board of Directors increased the Company's repurchase authorization to permit the Company to repurchase up to 22.6 million shares.

At December 31, 2006, the Company had senior notes, junior subordinated debentures and other debt outstanding with a carrying value of $1,111 million and a face amount of $1,127 million. The maturities of the outstanding debt are $89 million in 2008, $150 million in 2010, $200 million in 2013, $200 million in 2015, $150 million in 2019, $76 million in 2022, $12 million in 2023 and $250 million in 2045 (prepayable in 2010).

The Company repaid $100 million of 6.25% senior notes at their maturity in January 2006. The Company repaid $210 million of junior subordinated debentures on December 15, 2006 contemporaneously with the redemption of $210 million of 8.197% trust preferred securities by the W. R. Berkley Capital Trust. This amount included preferred securities already repurchased by the Company. In addition, in February 2007, the Company issued $250 million of 6.25% senior notes due February 15, 2037.

At December 31, 2006, stockholders' equity was $3.3 billion and total capitalization (stockholders' equity, senior notes, junior subordinated debentures and other debt) was $4.4 billion. The percentage of the Company's capital attributable to senior notes and other debt and junior subordinated debentures was 25% at December 31, 2006, compared with 36% at December 31, 2005.

FEDERAL AND FOREIGN INCOME TAXES

The Company files a consolidated income tax return in the U. S. and foreign tax returns in each of the countries in which it has overseas operations. At December 31, 2006, the Company had a deferred tax asset, net of valuation allowance, of $406 million (which primarily relates to loss and loss expense reserves and unearned premium reserves) and a deferred tax liability of $263 million (which primarily relates to deferred policy acquisition costs, unrealized investment gains and intangible assets). The realization of the deferred tax asset is dependent upon the Company's ability to generate sufficient taxable income in future periods. Based on historical results and the prospects for future operations, management anticipates that it is more likely than not that future taxable income will be sufficient for the realization of this asset.

REINSURANCE

The Company follows customary industry practice of reinsuring a portion of its exposures, paying reinsurers a part of the premiums received on the policies it writes. Reinsurance is purchased by the Company principally to reduce its net liability on individual risks and to protect it against catastrophic losses. Although reinsurance does not legally discharge an insurer from its primary liability for the full amount of the policies, it does make the assuming reinsurer liable to the insurer to the extent of the reinsurance coverage. The Company monitors the financial condition of its reinsurers and attempts to place its coverages only with substantial and financially sound carriers.

For 2007, the Company's property catastrophe reinsurance provides protection for 97% of the net loss between $10 million and $85 million, and its casualty contingency agreement provides protection for 100% of the net loss between $2 million and $25 million. The catastrophe and casualty contingency reinsurance agreements are subject to certain limits, exclusions and reinstatement premiums. For business written through Lloyd's, the Company has separate catastrophe excess of loss and quota share agreements secured through its Lloyd's general agents.

CONTRACTUAL OBLIGATIONS

Following is a summary of the Company's contractual obligations as of December 31, 2006 (amounts in thousands):

ESTIMATED PAYMENTS BY PERIODS	2007	2008	2009	2010	2011	THEREAFTER
Gross reserves for losses	$2,035,349	$1,436,378	$1,100,839	$ 862,016	$615,972	$2,494,908
Policyholders' account balances	31,509	21,044	16,297	13,194	11,016	13,867
Operating lease obligations	18,279	16,687	13,382	11,301	7,739	16,715
Purchase obligations	21,103	19,752	489	489	400	—
Junior subordinated debentures	—	—	—	—	—	250,000
Senior notes	—	88,800	—	150,000	—	638,250
Other long-term liabilities	31,317	18,035	14,949	7,762	2,148	5,591
Total	$2,137,557	$1,600,696	$1,145,956	$1,044,762	$637,275	$3,419,331

The estimated payments for reserves for losses and loss expenses in the above table represent the projected payments for gross loss and loss expense reserves related to losses incurred as of December 31, 2006. The estimated payments in the above table do not consider payments for losses to be incurred in future periods. These amounts include reserves for reported losses and reserves for incurred but not reported losses. Estimated amounts recoverable from reinsurers are not reflected. The estimated payments by year are based on historical loss payment patterns. The actual payments may differ from the estimated amounts due to changes in ultimate loss reserves and in the timing of the settlement of those reserves.

The Company utilizes letters of credit to back certain reinsurance payments and obligations. Outstanding letters of credit were $63 million as of December 31, 2006. The Company has made certain guarantees to state regulators that the statutory capital of certain subsidiaries will be maintained above certain minimum levels. In addition, the Company has commitments to invest up to $242 million in certain investment funds.

OFF-BALANCE SHEET ARRANGEMENTS

An off-balance sheet arrangement is any transaction, agreement or other contractual arrangement involving an unconsolidated entity under which a company has (1) made guarantees, (2) a retained or contingent interest in transferred assets, (3) an obligation under derivative instruments classified as equity or (4) any obligation arising out of a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the Company, or that engages in leasing, hedging or research and development arrangements with the Company. The Company has no arrangements of these types that management believes may have a material current or future effect on our financial condition, liquidity or results of operations.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of Treadway Commission. Based on our evaluation under the framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2006.

Our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006, has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
W. R. Berkley Corporation:

We have audited management's assessment, included in the accompanying Report of Management on Internal Control Over Financial Reporting, that W. R. Berkley Corporation (the Company) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders' equity, comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2006, and our report dated March 1, 2007 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

New York, New York

March 1, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
W. R. Berkley Corporation:

We have audited the accompanying consolidated balance sheets of W. R. Berkley Corporation and subsidiaries as of December 31, 2006 and 2005 and the related consolidated statements of income, stockholders' equity, comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, based on the criteria established in the Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 1, 2007 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP
New York, New York
March 1, 2007

CONSOLIDATED STATEMENTS OF INCOME

(Dollars in thousands, except per share data)

YEARS ENDED DECEMBER 31,	2006	2005	2004
REVENUES:			
Net premiums written	$4,818,993	$4,604,574	$4,266,361
Change in net unearned premiums	(126,371)	(143,639)	(205,269)
Premiums earned	4,692,622	4,460,935	4,061,092
Net investment income	586,175	403,962	291,295
Service fees	104,812	110,697	109,344
Realized investment gains	9,648	17,209	48,268
Other income	1,574	4,036	2,236
Total revenues	$5,394,831	$4,996,839	$4,512,235
OPERATING COSTS AND EXPENSES:			
Losses and loss expenses	2,864,498	2,781,802	2,559,310
Other operating costs and expenses	1,449,166	1,358,574	1,247,989
Interest expense	92,522	85,926	66,423
Total expenses	$4,406,186	$4,226,302	$3,873,722
Income before income taxes and minority interest	988,645	770,537	638,513
Income tax expense	(286,398)	(222,521)	(196,235)
Minority interest	(2,729)	(3,124)	(3,446)
Income before change in accounting principle	699,518	544,892	438,832
Cumulative effect of change in accounting principle, net of taxes	—	—	(727)
Net income	$ 699,518	$ 544,892	$ 438,105
EARNINGS PER SHARE:			
Basic:			
Income before change in accounting principle	$ 3.65	$ 2.86	$ 2.33
Cumulative effect of change in accounting principle, net of taxes	—	—	(.01)
Net income	$ 3.65	$ 2.86	$ 2.32
Diluted:			
Income before change in accounting principle	$ 3.46	$ 2.72	$ 2.22
Cumulative effect of change in accounting principle, net of taxes	—	—	(.01)
Net income	$ 3.46	$ 2.72	$ 2.21

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)

YEARS ENDED DECEMBER 31,	2006	2005
ASSETS		
Investments:		
Fixed maturity securities	**$ 9,158,607**	$ 8,485,104
Equity securities available for sale	**866,422**	435,699
Equity securities trading account	**639,481**	567,760
Investments in partnerships and affiliates	**449,854**	321,662
Total Investments	**11,114,364**	9,810,225
Cash and cash equivalents	**754,247**	672,941
Premiums and fees receivable	**1,245,661**	1,106,677
Due from reinsurers	**928,258**	954,066
Accrued investment income	**118,045**	101,751
Prepaid reinsurance premiums	**169,965**	178,621
Deferred policy acquisition costs	**489,243**	459,773
Real estate, furniture and equipment	**183,249**	169,472
Deferred Federal and foreign income taxes	**142,634**	132,059
Goodwill	**67,962**	67,962
Trading account receivable from brokers and clearing organizations	**312,220**	98,229
Other assets	**130,641**	144,511
Total Assets	**$15,656,489**	$13,896,287

YEARS ENDED DECEMBER 31,	2006	2005
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Reserves for losses and loss expenses	**$ 7,784,269**	$ 6,711,760
Unearned premiums	**2,314,282**	2,189,001
Due to reinsurers	**149,427**	87,652
Trading account securities sold but not yet purchased	**170,075**	198,426
Policyholders' account balances	**106,926**	83,893
Other liabilities	**654,596**	618,712
Junior subordinated debentures	**241,953**	450,634
Senior notes and other debt	**869,187**	967,818
Total Liabilities	**12,290,715**	11,307,896
Minority interest	**30,615**	21,314
Stockholders' equity:		
Preferred stock, par value $.10 per share:		
Authorized 5,000,000 shares, issued and outstanding—none	**—**	—
Common stock, par value $.20 per share:		
Authorized 500,000,000 shares, issued and outstanding, net of treasury shares, 192,771,889 and 191,264,346 shares	**47,024**	47,024
Additional paid-in capital	**859,787**	821,050
Retained earnings	**2,542,744**	1,873,953
Accumulated other comprehensive income	**111,613**	24,903
Treasury stock, at cost, 42,346,029 and 43,858,056 shares	**(226,009)**	(199,853)
Total Stockholders' Equity	**3,335,159**	2,567,077
Total Liabilities and Stockholders' Equity	**$15,656,489**	$13,896,287

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(Dollars in thousands, except per share data)

YEARS ENDED DECEMBER 31,	2006	2005	2004
COMMON STOCK:			
Beginning of period	$ 47,024	$ 47,024	$ 47,024
Stock issued	—	—	—
End of period	47,024	$ 47,024	$ 47,024
ADDITIONAL PAID IN CAPITAL:			
Beginning of period	$ 821,050	$ 805,240	$ 794,265
Stock options exercised, including tax benefits	20,965	7,038	5,656
Restricted stock units expensed	15,323	8,413	5,152
Stock options expensed	1,755	134	122
Stock issued	694	225	45
End of period	$ 859,787	$ 821,050	$ 805,240
RETAINED EARNINGS:			
Beginning of period	$1,873,953	$1,354,489	$ 939,911
Net income	699,518	544,892	438,105
Dividends	(30,727)	(25,428)	(23,527)
End of period	$2,542,744	$1,873,953	$1,354,489
ACCUMULATED OTHER COMPREHENSIVE INCOME:			
Unrealized investment gains:			
Beginning of period	$ 40,746	$ 109,699	$ 120,807
Net change in period	81,215	(68,953)	(11,108)
End of period	121,961	40,746	109,699
Currency translation adjustments:			
Beginning of period	(15,843)	2,356	(830)
Net change in period	19,591	(18,199)	3,186
End of period	3,748	(15,843)	2,356
Adjustment to initially apply FASB Statement No. 158, net of tax	(14,096)	—	—
Total accumulated other comprehensive income	$ 111,613	$ 24,903	$ 112,055
TREASURY STOCK:			
Beginning of period	$ (199,853)	$ (209,106)	$ (218,615)
Stock options exercised	18,816	9,343	9,823
Stock issued to directors	89	80	23
Stock repurchased	(45,061)	(170)	(337)
End of period	$ (226,009)	$ (199,853)	$ (209,106)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Dollars in thousands)

YEARS ENDED DECEMBER 31,	2006	2005	2004
Net income	**$699,518**	$544,892	$438,105
Unrealized holding gains (losses) on investment securities arising during the period, net of income taxes	**88,329**	(57,950)	20,198
Reclassification adjustment for realized gains included in net income, net of income taxes	**(7,114)**	(11,003)	(31,306)
Change in unrealized foreign exchange gains (losses)	**19,591**	(18,199)	3,186
Other comprehensive income (loss)	**100,806**	(87,152)	(7,922)
Comprehensive income	**$800,324**	$457,740	$430,183

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

YEARS ENDED DECEMBER 31,	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	**$ 699,518**	$ 544,892	$ 438,105
Adjustments to reconcile net income to net cash flows from operating activities:			
Cumulative effect of change in accounting principle	**—**	—	727
Realized investment gains	**(9,648)**	(17,209)	(48,268)
Depreciation and amortization	**65,674**	63,052	54,829
Minority interest	**2,729**	3,124	3,446
Equity in undistributed earnings of affiliates	**(26,986)**	(13,288)	(14,951)
Stock incentive plans	**17,888**	8,852	5,342
Change in: Fixed and equity securities trading account	**(48,235)**	(307,390)	44,873
Premiums and fees receivable	**(133,504)**	(77,261)	(80,383)
Trading account receivable from brokers and clearing organizations	**(213,991)**	88,250	(84,222)
Trading account securities sold but not yet purchased	**(28,351)**	127,759	(48,433)
Due from reinsurers	**27,839**	(104,336)	(45,680)
Accrued investment income	**(15,383)**	(32,549)	(15,178)
Prepaid reinsurance premiums	**9,671**	11,847	2,840
Deferred policy acquisition cost	**(25,848)**	(17,444)	(36,437)
Deferred income taxes	**(35,554)**	220	(48,064)
Other assets	**4,661**	(18,116)	(44,537)
Reserves for losses and loss expenses	**1,051,816**	1,274,495	1,254,044
Unearned premiums	**117,176**	131,031	202,436
Due to reinsurers	**60,450**	(31,873)	(6,972)
Policyholders' account balances	**(1,021)**	(893)	(758)
Other liabilities	**45,113**	101,196	81,523
Net cash flows from operating activities	**1,564,014**	1,734,359	1,614,282
CASH FLOWS FROM INVESTING ACTIVITIES:			
Proceeds from sales, excluding trading account:			
Fixed maturity securities	**922,442**	1,155,244	1,179,614
Equity securities	**200,950**	196,201	108,236
Investments in partnerships and affiliates	**52,181**	15,307	20,212
Proceeds from maturities and prepayments of fixed maturity securities	**1,322,277**	1,303,342	560,652
Cost of purchases, excluding *trading account:*			
Fixed maturity securities	**(2,927,839)**	(4,667,308)	(3,808,521)
Equity securities	**(543,041)**	(241,881)	(193,184)
Investments in partnerships and affiliates	**(143,772)**	(88,436)	(116,914)
Net additions to real estate, furniture and equipment	**(42,593)**	(32,564)	(41,556)
Other, net	**(6,025)**	(5,119)	6,268
Net cash flows from investing activities	**(1,165,420)**	(2,365,214)	(2,285,193)

YEARS ENDED DECEMBER 31,	2006	2005	2004
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net proceeds from issuance of junior subordinated debenture	$ —	$ 241,655	$ —
Net proceeds from issuance of senior notes	—	198,142	147,864
Receipts credited to policyholders' account balances	17,613	15,671	14,138
Return of policyholders' account balances	(865)	(499)	(236)
Bank deposits received	10,211	9,577	11,352
Advances from federal home loan bank	(7,375)	6,875	1,265
Net proceeds from stock options exercised	19,405	11,250	11,129
Purchase of junior subordinated debentures	(210,000)	—	—
Repayment of senior notes	(100,000)	(40,000)	—
Cash dividends to common stockholders	(29,430)	(19,055)	(23,527)
Purchase of common treasury shares	(45,062)	(636)	(337)
Proceeds from (purchase of) minority shareholders	2,762	(33,117)	109
Other, net	—	—	(2,331)
Net cash flows from financing activities	(342,741)	389,863	159,426
Net impact on cash due to change in foreign exchange rates	25,453	(18,146)	12,098
Net increase (decrease) in cash and cash equivalents	81,306	(259,138)	(499,387)
Cash and cash equivalents at beginning of year	672,941	932,079	1,431,466
Cash and cash equivalents at end of year	$ 754,247	$ 672,941	$ 932,079
Supplemental disclosure of cash flow information:			
Interest paid on debt	$ 93,580	$ 78,363	$ 61,260
Federal income taxes paid	$ 295,823	$ 201,703	$ 254,640

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2006, 2005 and 2004

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Principles of consolidation and basis of presentation. The consolidated financial statements, which include the accounts of W. R. Berkley Corporation and its subsidiaries (the "Company"), have been prepared on the basis of accounting principles generally accepted in the United States of America ("GAAP"). All significant intercompany transactions and balances have been eliminated. Reclassifications have been made in the 2005 and 2004 financial statements to conform them to the presentation of the 2006 financial statements. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the revenues and expenses reflected during the reporting period. Actual results could differ from those estimates.

B. Revenue recognition. Premiums written are recorded at the inception of the policy. Reinsurance premiums written are estimated based upon information received from ceding companies and subsequent differences arising on such estimates are recorded in the period they are determined. Insurance premiums are earned ratably over the policy term. Fees for services are earned over the period that services are provided.

Audit premiums are recognized when they are reliably determinable. Prior to 2005, audit premiums were not considered to be reliably determinable until such audits were completed and billed. In 2005, the Company developed sufficient information to begin recognizing unbilled audit premiums as such premiums are earned. The accrual for earned but unbilled audit premiums increased net premiums written and premiums earned by $22 million in 2006 and $57 million in 2005.

For investment contracts, premiums collected from policyholders are not reported as revenues but are included in the liability for policyholders' account balances. Policy charges for policy administration, cost of insurance and surrender charges are assessed against policyholders' account balances and are recognized as premium income in the period in which services are provided.

C. Cash and cash equivalents. Cash equivalents consist of funds invested in money market accounts and investments with an effective maturity of three months or less when purchased.

D. Investments. The *Company classifies* its investments into four categories. Securities that the Company has the positive intent and ability to hold to maturity are classified as "held to maturity" and reported at amortized cost. Securities that the Company purchased with the intent to sell in the near-term are classified as "trading" and are reported at estimated fair value, with unrealized gains and losses reflected in net investment income on the statement of income. Investments in partnerships and affiliates are carried under the "equity method of accounting", whereby the Company reports its share of the income or loss from such investments as net investment income. The Company's share of the earnings of affiliates is generally reported on a one-quarter lag in order to facilitate the timely completion of the Company's financial statements. The remaining securities are classified as "available for sale" and are carried at estimated fair value, with unrealized gains and losses, net of applicable income taxes, excluded from earnings and reported as a component of comprehensive income and a separate component of stockholders' equity. Fair value is generally determined based on either quoted market prices or values obtained from independent pricing services.

Realized gains or losses represent the difference between the cost of securities sold and the proceeds realized upon sale. *The cost* of securities is adjusted where appropriate to include a provision for decline in value which is considered to be other than temporary. An other than temporary decline is considered to occur in investments where there has been a sustained *reduction in market* value and where the Company does not expect the fair value to recover prior to the time of sale or maturity. The Company uses the specific identification method where possible, and the first-in, first-out method in other instances, to determine the cost of securities sold. Realized gains or losses, including any provision for decline in value, are included in the statement of income.

E. Trading account. Direct investments in arbitrage securities and investments in arbitrage-related limited partnerships are classified as trading account securities. Long portfolio positions and partnership interests are presented in the balance sheet as equity securities trading account. Short sales and short call options are presented as trading account securities sold but not yet purchased. Unsettled trades and the net margin balances held by the clearing broker are presented as trading account receivable from brokers and clearing organizations. The Company's trading account portfolio is recorded at fair value. Realized and unrealized gains and losses from trading activity are reported as net investment income.

F. Per share data. The Company presents both basic and diluted earnings per share ("EPS") amounts. Basic EPS is calculated by dividing net income by weighted average number of common shares outstanding during the year. Diluted EPS is based upon the weighted average number of common and common equivalent shares outstanding during the year and is calculated using the treasury stock method for stock incentive plans. Common equivalent shares are excluded from the computation in periods in which they have an anti-dilutive effect. Stock options for which the exercise price exceeds the average market price over the period have an anti-dilutive effect on EPS and, accordingly, are excluded from the calculation. All share data has been retroactively adjusted to reflect the three-for-two common stock split that was effected on April 4, 2006.

G. Deferred policy acquisition costs. Acquisition costs (primarily commissions and premium taxes) incurred in writing insurance and reinsurance business are deferred and amortized ratably over the terms of the related contracts. Deferred policy acquisition costs are limited to the amounts estimated to be recoverable from the applicable unearned premiums and the related anticipated investment income after giving effect to anticipated losses, loss adjustment expenses and expenses necessary to maintain the contracts in force.

H. Reserves for losses and loss expenses. Reserves for losses and loss expenses are an accumulation of amounts determined on the basis of (1) evaluation of claims for business written directly by the Company; (2) estimates received from other companies for reinsurance assumed by the Company; and (3) estimates for losses incurred but not reported (based on Company and industry experience). These estimates are periodically reviewed and, as experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments are reflected in the statement of income in the period in which they are determined. The Company discounts its reserves for excess and assumed workers' compensation claims using a risk-free or statutory rate. (See Note 8 of Notes to Consolidated Financial Statements.)

I. Reinsurance ceded. The unearned portion of premiums ceded to reinsurers is reported as prepaid reinsurance premiums. The estimated amounts of reinsurance recoverable on unpaid losses are reported as due from reinsurers. To the extent any reinsurer does not meet its obligations under reinsurance agreements, the Company must discharge its liability. Amounts due from reinsurers are reflected net of funds held where the right of offset is present. The Company has provided reserves for estimated uncollectible reinsurance.

J. Deposit accounting. Contracts that do not meet the risk transfer provisions of FAS 113, "Accounting and Reporting for Reinsurance of Short Duration and Long Duration Contracts", are accounted for using the deposit accounting method. Under this method, an asset or liability is recognized at the inception of the contract based on consideration paid or received. The amount of the deposit asset or liability is adjusted at subsequent reporting dates using the interest method with a corresponding credit or charge to interest income or expense. Deposit liabilities for assumed reinsurance contracts were $45 million and $47 million at December 31, 2006 and 2005, respectively.

K. Federal and foreign income taxes. The Company files a consolidated income tax return in the U.S. and foreign tax returns in each of the countries in which it has its overseas operations. The Company's method of accounting for income taxes is the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are measured using tax rates currently in effect or expected to apply in the years in which those temporary differences are expected to reverse.

L. Foreign currency. Gains and losses resulting from foreign currency transactions (transactions denominated in a currency other than the entity's functional currency) are included in the statement of income. Unrealized gains or losses resulting from translating the results of non-U.S. dollar denominated operations are reported as accumulated other comprehensive income. Revenues and expenses denominated in currencies other than U.S. dollars are translated at the weighted average exchange rate during the year. Assets and liabilities are translated at the rate of exchange in effect at the balance sheet date.

M. Real estate, furniture and equipment. Real estate, furniture and equipment are carried at cost less accumulated depreciation. Depreciation is calculated using the estimated useful lives of the respective assets. Depreciation expense was $29,614,000, $26,346,000 and $22,722,000 for 2006, 2005 and 2004, respectively.

N. Comprehensive income. Comprehensive income encompasses all changes in stockholders' equity (except those arising from transactions with stockholders) and includes net income, net unrealized holding gains or losses on available-for-sale securities and unrealized foreign currency translation adjustments.

O. Goodwill and other intangible assets. Goodwill and other intangible assets are tested for impairment on an annual basis. The Company's impairment test as of December 31, 2006 indicated that there were no impairment losses related to goodwill and other intangible assets.

In 2005, the Company purchased all the minority interest in its subsidiary, Berkley International, LLC. The purchase price was $28,000,000, of which approximately $6,738,000 represented goodwill.

P. Stock options. The Company adopted FAS 123R, "Share-Based Payment", on January 1, 2006. Under FAS 123R, the cost resulting from all share-based payment transactions with employees are recognized in the financial statements using a fair-value-based measurement method. The adoption of FAS 123R resulted in an increase in pre-tax stock based compensation expense of $1.8 million for the year ended December 31, 2006.

The following table illustrates the pro forma effect on net income and earnings per share as if FAS 123R had been adopted on January 1 of the respective year (dollars in thousands, except per share data):

	2005	2004
Net income as reported	$544,892	$438,105
Add: Stock-based employee compensation expense included in reported net income, net of tax	5,555	3,429
Deduct: Total stock-based employee compensation expense under fair value based method for all awards, net of tax	(7,462)	(6,251)
Pro forma net income	$542,985	$435,283
Earnings per share:		
Basic—as reported	$ 2.86	$ 2.32
Basic—pro forma	2.85	2.30
Diluted—as reported	2.72	2.21
Diluted—pro forma	2.71	2.19

The fair value of the options granted in 2004 were estimated on the grant dates using the Black-Scholes option pricing model with the following weighted average assumptions: average risk free interest rate—4.6%, expected years until exercise—six years, expected stock volatility—23% and dividend yield—0.6%. There were no options granted in 2006 or 2005.

Q. Change in accounting. In September 2006, the Financial Accounting Standards Board ("FASB") issued FAS 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans", which requires an employer to recognize the over-funded or under-funded status of defined benefit and other postretirement plans as an asset or liability on its consolidated balance sheet. The Company adopted FAS 158 as of December 31, 2006. The adoption of FAS 158 resulted in a decrease in stockholders' equity of $14 million as of that date and had no impact on the Company's results of operations.

The Company adopted the consolidation provisions of FASB Interpretation 46, "Consolidation of Variable Interest Entities" ("FIN 46") in 2004. As a result of adopting those provisions, the Company deconsolidated the W. R. Berkley Capital Trust, effective January 1, 2004 (See Note 11 of these Notes to Consolidated Financial Statements).

R. Recent accounting pronouncements. In February 2006, the FASB issued FAS 155 "Accounting for Certain Hybrid Financial Instruments, an amendment of FAS No. 133 and 140", which will become effective in 2007. FAS 155 requires that beneficial interests in securitized financial assets be analyzed to determine whether they are freestanding derivatives or hybrid instruments containing embedded derivatives that would require bifurcation. The

Company does not expect the adoption of FAS 155 to have a material impact on the Company's financial condition or results of operations.

In June 2006, the FASB issued Interpretation 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes", which establishes a new accounting model for income tax reserves and contingencies. FIN 48 will become effective in 2007. The Company does not expect the adoption of FIN 48 to have a material impact on the Company's financial condition or results of operations.

In September 2006, the FASB issued FAS 157 "Fair Value Measurements". FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 will become effective in 2008. The Company does not expect the adoption of FAS 157 to have a material impact on the Company's financial condition or results of operations.

2. INVESTMENTS IN FIXED MATURITY SECURITIES

At December 31, 2006 and 2005, investments in fixed maturity securities were as follows (dollar in thousands):

TYPE OF INVESTMENT	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	FAIR VALUE	CARRYING VALUE
December 31, 2006					
Held to maturity:					
State and municipal	$ 78,019	$11,209	$ (53)	$ 89,175	$ 78,019
Mortgage backed securities	64,017	2,329	(60)	66,286	64,017
Corporate	4,992	422	—	5,414	4,992
Total held to maturity	147,028	13,960	(113)	160,875	147,028
Available for sale:					
United States government and government agency	1,390,082	9,447	(7,608)	1,391,921	1,391,921
State and municipal	4,452,494	48,577	(19,949)	4,481,122	4,481,122
Mortgage-backed securities	1,974,270	7,508	(13,703)	1,968,075	1,968,075
Corporate	804,875	3,020	(6,862)	801,033	801,033
Foreign	345,315	27,021	(2,908)	369,428	369,428
Total available for sale	8,967,036	95,573	(51,030)	9,011,579	9,011,579
Total investment in fixed maturity securities	$9,114,064	$109,533	$(51,143)	$9,172,454	$9,158,607
December 31, 2005					
Held to maturity:					
State and municipal	$ 89,044	$ 1,932	$ —	$ 90,976	$ 89,044
Mortgage backed securities	74,335	4,518	(86)	78,767	74,335
Corporate	84,943	10,175	(60)	95,058	84,943
Total held to maturity	248,322	16,625	(146)	264,801	248,322
Available for sale:					
United States government and government agency	1,253,203	8,238	(11,780)	1,249,661	1,249,661
State and municipal	4,530,766	45,065	(23,669)	4,552,162	4,552,162
Mortgage-backed securities	1,426,515	6,178	(15,150)	1,417,543	1,417,543
Corporate	716,437	9,199	(6,363)	719,273	719,273
Foreign	276,118	24,379	(2,354)	298,143	298,143
Total available for sale	8,203,039	93,059	(59,316)	8,236,782	8,236,782
Total investment in fixed maturity securities	$8,451,361	$109,684	$(59,462)	$8,501,583	$8,485,104

The amortized cost and fair value of fixed maturity securities at December 31, 2006, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because certain issuers may have the right to call or prepay obligations (dollars in thousands):

	2006	
	AMORTIZED COST	FAIR VALUE
Due in one year or less	$1,030,817	$1,028,373
Due after one year through five years	1,585,878	1,602,744
Due after five years through ten years	2,399,856	2,414,425
Due after ten years	2,059,226	2,092,551
Mortgage-backed securities	2,038,287	2,034,361
Total	$9,114,064	$9,172,454

At December 31, 2006 and 2005, there were no investments, other than investments in United States government and government agency securities, which exceeded 10% of stockholders' equity. At December 31, 2006, investments with a carrying value of $183 million were on deposit in trust accounts established as security for certain policyholders and reinsurance clients; investments with a carrying value of $60 million were on deposit with Lloyd's in support of the Company's underwriting activities at Lloyd's; investments with a carrying value of $531 million were on deposit with state insurance departments; and investments of $63 million were held on deposit in trust accounts as security for letters of credit issued in support of the Company's reinsurance operations.

3. INVESTMENTS IN EQUITY SECURITIES AVAILABLE FOR SALE

At December 31, 2006 and 2005, investments in equity securities were as follows (dollars in thousands):

TYPE OF INVESTMENT	COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	FAIR VALUE	CARRYING VALUE
December 31, 2006					
Common stocks	$200,826	$112,302	$ (353)	$312,775	$312,775
Preferred stocks	546,758	8,689	(1,800)	553,647	553,647
Total	$747,584	$120,991	$(2,153)	$866,422	$866,422
December 31, 2005					
Common stocks	$112,654	$ 24,699	$ (560)	$136,793	$136,793
Preferred stocks	297,337	5,410	(3,841)	298,906	298,906
Total	$409,991	$ 30,109	$(4,401)	$435,699	$435,699

4. TRADING ACCOUNT

At December 31, 2006 and 2005, the fair value and carrying value of the arbitrage trading account and related assets and liabilities were as follows (dollars in thousands):

	2006	2005
Direct equity securities	$450,629	$431,456
Arbitrage-related partnerships	188,852	136,304
Total equity securities trading account	639,481	567,760
Related assets and liabilities:		
Receivables from brokers	312,220	98,229
Securities sold but not yet purchased	(170,075)	(198,426)

The primary focus of the trading account is merger and convertible arbitrage. Merger arbitrage is the business of investing in the securities of publicly held companies which are the targets in announced tender offers and mergers. Convertible arbitrage is the business of investing in convertible securities with the goal of capitalizing on price differences between these securities and their underlying equities. Arbitrage investing differs from other types of investing in its focus on transactions and events believed likely to bring about a change in value over a relatively short time period (usually four months or less). The Company believes that this makes arbitrage investments less vulnerable to changes in general financial market conditions.

Potential changes in market conditions are mitigated by the use of put options, call options and swap contracts, all of which are reported at fair value. As of December 31, 2006, the fair value of long option contracts outstanding was $1,863,000 (notional amount of $13,525,000) and the fair value of short option contracts outstanding was $1,719,000 (notional amount of $50,353,000). Other than with respect to the use of these trading account securities, the Company does not make use of derivatives.

5. INVESTMENTS IN PARTNERSHIPS AND AFFILIATES

Investments in partnerships and affiliates include the following (dollar in thousands):

	CARRYING VALUE			INVESTMENT INCOME		
	2006	2005	2004	**2006**	2005	2004
Real estate funds	**$275,188**	$160,154	$132,609	**$23,421**	$15,299	$10,227
Kiln plc	**95,750**	73,723	51,137	**15,883**	3,853	9,009
Kern Energy Partners	**15,993**	7,245	—	**2,014**	1,686	—
Other	**62,923**	80,540	57,119	**(4,173)**	(2,293)	(2,330)
Total	**$449,854**	$321,662	$240,865	**$37,145**	$18,545	$16,906

The Company has a 20.1% interest in Kiln plc, which is based in the U.K. and conducts international insurance and reinsurance underwriting through Lloyd's. The Company also participates directly in Lloyd's business managed by Kiln plc. Net premiums of $25 million, $41 million and $96 million in 2006, 2005 and 2004, respectively, were written under agreements with Kiln plc.

6. INVESTMENT INCOME

Investment income consists of the following (dollars in thousands):

	2006	2005	2004
Investment income earned on:			
Fixed maturity securities	**$396,652**	$305,739	$225,564
Equity securities available for sale	**35,662**	25,529	21,005
Equity securities trading account (a)	**74,551**	28,095	13,743
Investments in partnerships and affiliates	**37,145**	18,545	16,906
Cash and cash equivalents	**44,335**	30,387	16,706
Other	**(369)**	(1,360)	(58)
Gross investment income	**587,976**	406,935	293,866
Investment expense	**(1,801)**	(2,973)	(2,571)
Net investment income	**$586,175**	$403,962	$291,295

(a) Investment income earned from net trading account activity includes unrealized trading gains of $250,000 in 2006, $3,816,000 in 2005 and $1,790,000 in 2004.

7. REALIZED AND UNREALIZED INVESTMENT GAINS AND LOSSES

Realized and unrealized investment gains and losses before applicable income taxes are as follows (dollars in thousands):

	2006	2005	2004
Realized investment gains and losses:			
Fixed maturity securities:			
Gains	**$ 14,562**	$ 13,591	$ 31,752
Losses	**(10,250)**	(3,026)	(5,812)
Equity securities available for sale	**4,537**	8,414	25,129
Provision for other than temporary impairments	**(100)**	(1,645)	(2,777)
Other gains (losses)	**899**	(125)	(24)
Total realized investment gains	**9,648**	17,209	48,268
Income taxes and minority interest	**(2,534)**	(6,206)	(16,962)
	$ 7,114	$ 11,003	$ 31,306
Change in unrealized gains and losses of available for sale securities:			
Fixed maturity securities	**$ 10,800**	$ (91,316)	$(25,008)
Equity securities available for sale	**93,130**	(21,951)	11,691
Investments in partnerships and affiliates	**9,608**	(5,711)	8,893
Cash and cash equivalents	**1**	44	—
Total change in unrealized gains and losses	**113,539**	(118,934)	(4,424)
Income taxes	**(33,498)**	41,304	1,931
Minority interest	**1,174**	8,677	(8,615)
	$ 81,215	$ (68,953)	$(11,108)

The following table summarizes, for all securities in an unrealized loss position at December 31, 2006 and 2005, the aggregate fair value and gross unrealized loss by length of time those securities have been continuously in an unrealized loss position (dollars in thousands):

	2006			2005		
	NUMBER OF SECURITIES	FAIR VALUE	GROSS UNREALIZED LOSS	NUMBER OF SECURITIES	FAIR VALUE	GROSS UNREALIZED LOSS
Fixed maturities:						
0 - 6 months	100	$ 802,595	$ 2,309	237	$2,921,830	$29,928
7 - 12 months	62	645,331	4,445	65	878,549	12,124
Over 12 months	269	2,843,721	44,389	96	847,400	17,410
Total	431	$4,291,647	$51,143	398	$4,647,779	$59,462
Equities securities available for sale:						
0 - 6 months	8	$ 75,568	$ 320	38	$ 45,443	$ 1,221
7 - 12 months	9	60,853	250	15	106,979	2,571
Over 12 months	16	105,085	1,583	4	11,364	609
Total	33	$ 241,506	$ 2,153	57	$ 163,786	$ 4,401

At December 31, 2006, gross unrealized gains were $230 million, or 2% of total investments, and gross unrealized losses were $53 million, or 0.4% of total investments. There were 356 securities that have been continuously in an unrealized loss position for more than six months. Those securities had an aggregate fair value of $3.7 billion and an aggregate unrealized loss of $51 million. The decline in market value for these securities is primarily due to increases in market interest rates.

Management regularly reviews all securities that have a fair value less than cost to determine whether an other than temporary impairment has occurred. In determining whether a decline in fair value is other than temporary, management assesses whether the fair value is expected to recover and whether the Company has the intent to hold the investment until it recovers. The Company's assessment of its intent to hold an investment until it recovers is based on conditions at the time the assessment is made, including general market conditions, the Company's overall investment strategy and management's view of the underlying value of an investment relative to its current price. If a decline in value is considered other than temporary, the Company reduces the carrying value of the security and reports a realized loss on its statement of income.

8. RESERVES FOR LOSSES AND LOSS EXPENSES

The table below provides a reconciliation of the beginning and ending reserve balances (dollars in thousands):

	2006	2005	2004
Net reserves at beginning of year	**$5,867,290**	$4,722,842	$3,505,295
Net provision for losses and loss expenses (a):			
Claims occurring during the current year (b)	**2,791,500**	2,531,655	2,236,860
Increase in estimates for claims occurring in prior years (c)	**26,663**	186,728	294,931
Loss reserve discount accretion	**39,507**	57,790	24,220
	2,857,670	2,776,173	2,556,011
Net payments for claims:			
Current year	**456,073**	447,018	409,776
Prior years	**1,321,290**	1,184,707	928,688
	1,777,363	1,631,725	1,338,464
Net reserves at end of year	**6,947,597**	5,867,290	4,722,842
Ceded reserves at end of year	**836,672**	844,470	726,769
Gross reserves at end of year	**$7,784,269**	$6,711,760	$5,449,611

(a) Net provision for losses and loss expenses excludes $6,828, $5,629 and $3,299 in 2006, 2005 and 2004, respectively, relating to the policyholder benefits incurred on life insurance that are included in the statement of income.

(b) Claims occurring during the current year are net of loss reserve discounts of $133,965, $103,558 and $107,282 in 2006, 2005 and 2004, respectively.

(c) The increase in estimates for claims occurring in prior years is net of loss reserve discounts of $29,940, $26,845 and $26,658 in 2006, 2005 and 2004, respectively. On an undiscounted basis, the increase in estimates for claims occurring in prior years is $56,603, $213,573 and $321,589 in 2006, 2005 and 2004, respectively.

For the year ended December 31, 2006, the Company reported losses and loss expenses of $2.9 billion, of which $27 million represented an increase in estimates for claims occurring in prior years. The estimates for claims occurring in prior years were increased by $69 million for assumed reinsurance and decreased by $42 million for primary business. On an accident year basis, the change in prior year reserves is comprised of an increase in estimates for claims occurring in accident years 1998 through 2002 of $143 million and a decrease in estimates for claims occurring in accident years 2004 and 2005 of $116 million.

Case reserves for primary business increased 11% to $1.9 billion as a result of a 3% increase in the number of outstanding claims and an 8% increase in the average case reserve per claim. Reserves for incurred but not reported losses for primary business increased 24% to $3.3 billion at December 31, 2006 from $2.6 billion at December 31, 2005. By segment, prior year reserves decreased by $48 million for Alternative Markets, $6 million for Specialty and $4 million for International and increased by $16 million for Regional. By line of business, prior year reserves decreased by $45 million for workers' compensation, $2 million for commercial automobile lines and $10 million for other lines and increased by $15 million for general liability. The decrease in workers' compensation prior year reserves reflects the favorable impact of workers' compensation reforms in California on loss cost trends.

Case reserves for reinsurance business decreased 1% to $680 million at December 31,

2006 from $687 million at December 31, 2005. Reserves for incurred but not reported losses for reinsurance business increased 34% to $1,084 million at December 31, 2006 from $810 million at December 31, 2005. Prior year reserves increased $69 million as losses reported by ceding companies for those years were higher than expected. The Company sets its initial loss estimates based principally upon information obtained during the underwriting process and adjusts these estimates as losses are reported by ceding companies and additional information becomes available.

Environmental and asbestos—To date, known environmental and asbestos claims have not had a material impact on the Company's operations. These claims have not materially impacted the Company because its subsidiaries generally did not insure large industrial companies that are subject to significant environmental and asbestos exposures.

The Company's net reserves for losses and loss adjustment expenses relating to asbestos and environmental claims were $37,473,000 and $37,453,000 at December 31, 2006 and 2005, respectively. The Company's gross reserves for losses and loss adjustment expenses relating to asbestos and environmental claims were $49,937,000 and $53,731,000 at December 31, 2006 and 2005, respectively. Net incurred losses and loss expenses for reported asbestos and environmental claims were approximately $3,000,000, $1,853,000 and $9,194,000 in 2006, 2005 and 2004, respectively. Net paid losses and loss expenses for asbestos and environmental claims were approximately $2,980,000, $2,658,000 and $2,802,000 in 2006, 2005 and 2004, respectively. The estimation of these liabilities is subject to significantly greater than normal variation and uncertainty because it is difficult to make an actuarial estimate of these liabilities due to the absence of a generally accepted actuarial methodology for these exposures and the potential effect of significant unresolved legal matters, including coverage issues as well as the cost of litigating the legal issues. Additionally, the determination of ultimate damages and the final allocation of such damages to financially responsible parties are highly uncertain.

Discounting—The Company discounts its liabilities for excess and assumed workers' compensation business because of the long period of time over which losses are paid. Discounting is intended to appropriately match losses and loss expenses to income earned on investment securities supporting the liabilities. The expected losses and loss expense payout pattern subject to discounting was derived from the Company's loss payout experience and is supplemented with data compiled from insurance companies writing similar business. For non-proportional business, reserves for losses and loss expenses have been discounted using risk-free discount rates determined by reference to the U.S. Treasury yield curve. For proportional business, reserves for losses and loss expenses have been discounted at the statutory rate permitted by the Department of Insurance of the State of Delaware of 2.4%. The discount rates range from 2.7% to 6.5% with a weighted average discount rate of 4.7%. The aggregate net discount, after reflecting the effects of ceded reinsurance, is $699,883,000, $575,485,000 and $502,874,000 at December 31, 2006, 2005 and 2004, respectively. The increase in the aggregate discount from 2005 to 2006 and from 2004 to 2005 resulted from the increase in excess and assumed workers' compensation gross reserves.

9. REINSURANCE CEDED

The Company reinsures a portion of its exposures principally to reduce its net liability on individual risks and to protect against catastrophic losses. Estimated amounts due from reinsurers are reported net of reserves for uncollectible reinsurance of $2,531,000, $2,402,000 and $2,457,000 as of December 31, 2006, 2005 and 2004, respectively. The following amounts arising under reinsurance ceded contracts have been deducted in arriving at the amounts reflected in the statement of income (dollars in thousands):

	2006	2005	2004
Ceded premiums earned	**$469,315**	$495,931	$461,005
Ceded losses incurred	**$276,347**	$404,793	$317,367

10. SENIOR NOTES AND OTHER DEBT

Senior notes and other debt consist of the following (the difference between the face value and the carrying value is unamortized discount) (dollars in thousands):

			2006	**2006**	2005
DESCRIPTION	RATE	MATURITY	FACE VALUE	CARRYING VALUE	CARRYING VALUE
Senior Notes	6.25%	January 15, 2006	**$ —**	**$ —**	$ 99,987
Senior Notes	9.875%	May 15, 2008	**88,800**	**88,242**	87,885
Senior Notes	5.125%	September 30, 2010	**150,000**	**148,809**	148,488
Senior Notes	5.875%	February 15, 2013	**200,000**	**197,968**	197,637
Senior Notes	5.60%	May 15, 2015	**200,000**	**198,443**	198,257
Senior Notes	6.15%	August 15, 2019	**150,000**	**148,202**	148,060
Senior Notes	8.70%	January 1, 2022	**76,503**	**75,776**	75,757
Subsidiary Debt	7.65%	June 30, 2023	**11,747**	**11,747**	11,747
Total Debt			**$877,050**	**$869,187**	$967,818

11. JUNIOR SUBORDINATED DEBENTURES

In 2005, the Company issued $250,000,000 aggregate principal amount of 6.75% Junior Subordinated Debentures due July 26, 2045 (the "6.75% Junior Subordinated Debentures") to W. R. Berkley Capital Trust II (the "Trust II"). The Trust II simultaneously issued an equal amount of 6.75% mandatorily redeemable preferred securities (the "6.75% Trust Preferred Securities"), which are fully and unconditionally guaranteed by the Company to the extent the Trust II has funds available for repayment of distributions. The 6.75% Trust Preferred Securities are subject to mandatory redemption in a like amount (i) in whole but not in part upon repayment of the 6.75% Junior Subordinated Debentures at maturity, (ii) in whole but not in part, at any time contemporaneously with the optional prepayment of the 6.75% Junior Subordinated Debentures by the Company upon the occurrence and continuation of certain events and (iii) in whole or in part, on or after July 26, 2010, contemporaneously with the optional prepayment by the Company of the 6.75% Junior Subordinated Debentures.

In 1996, the Company issued $210,000,000 aggregate principal amount of 8.197% Junior Subordinated Debentures due December 15, 2045 (the "8.197% Junior Subordinated Debentures") to W. R. Berkley Capital Trust (the "Trust"). The Trust simultaneously issued an equal amount of 8.197% mandatorily redeemable preferred securities (the "8.197% Trust Preferred Securities"), which were fully and unconditionally guaranteed by the Company to the extent the Trust has funds available for repayment of distributions. The 8.197% Trust Preferred Securities were redeemed on December 15, 2006, contemporaneously with the prepayment by the Company of the 8.197% Junior Subordinated Debentures.

12. INCOME TAXES

Income tax expense consists of (dollars in thousands):

	2006	2005	2004
Current expense	$321,950	$222,612	$244,294
Deferred benefit	(35,552)	(91)	(48,059)
Total expense	$286,398	$222,521	$196,235

A reconciliation of the income tax expense and the amounts computed by applying the federal and foreign income tax rate of 35% to pre-tax income are as follows (dollars in thousands):

	2006	2005	2004
Computed "expected" tax expense	$344,666	$268,767	$223,604
Tax-exempt investment income	(63,358)	(49,546)	(30,945)
Change in valuation allowance	3,046	1,762	590
Other, net	2,044	1,538	2,986
Total expense	$286,398	$222,521	$196,235

At December 31, 2006 and 2005, the tax effects of differences that give rise to significant portions of the deferred tax asset and deferred tax liability are as follows (dollars in thousands):

	2006	2005
Deferred tax asset:		
Loss reserve discounting	**$188,658**	$169,624
Life reserve	**10,685**	8,906
Unearned premiums	**144,600**	136,360
Net operating loss carry forward	**9,650**	5,437
Other	**62,098**	31,128
Gross deferred tax asset	**415,691**	351,455
Less valuation allowance	**(9,621)**	(6,575)
Deferred tax asset	**406,070**	344,880
Deferred tax liability:		
Amortization of intangibles	**8,098**	7,966
Deferred policy acquisition costs	**163,657**	154,755
Deferred taxes on unrealized investment gains	**54,059**	22,486
Other	**37,622**	27,614
Deferred tax liability	**263,436**	212,821
Net deferred tax asset	**$142,634**	$132,059

The Company had a current income tax payable of $9,700,000 and $5,230,000 at December 31, 2006 and 2005. At December 31, 2006, the Company had foreign net operating loss carry forwards of $27,571,000, which expire from 2007 to 2011. The net change in the valuation allowance is primarily related to foreign net operating loss carry forwards and to certain foreign subsidiaries net deferred tax assets. In addition, the Company has a net foreign tax credit carryforward for U.S. income tax purposes in the amount of $1,076,000 which expires in 2012. The Company has provided a valuation allowance against this amount. The statute of limitations has closed for the Company's tax returns through December 31, 2002.

The realization of the deferred tax asset is dependent upon the Company's ability to generate sufficient taxable income in future periods. Based on historical results and the prospects for future current operations, management anticipates that it is more likely than not that future taxable income will be sufficient for the realization of this asset.

13. DIVIDENDS FROM SUBSIDIARIES AND STATUTORY FINANCIAL INFORMATION

The Company's insurance subsidiaries are restricted by law as to the amount of dividends they may pay without the approval of regulatory authorities. During 2007, the maximum amount of dividends which can be paid without such approval is approximately $603 million. Combined net income and policyholders' surplus of the Company's consolidated insurance subsidiaries, as determined in accordance with statutory accounting practices, are as follows (dollars in thousands):

	2006	2005	2004
Net income	$ 625,305	$ 463,067	$ 394,300
Policyholders' surplus	$3,535,398	$2,939,503	$2,424,364

The significant variances between statutory accounting practices and GAAP are that for statutory purposes bonds are carried at amortized cost, acquisition costs are charged to income as incurred, deferred federal income taxes are subject to limitations, excess and assumed workers' compensation reserves are discounted at different discount rates and certain assets designated as "non-admitted assets" are charged against surplus.

The NAIC has risk-based capital ("RBC") requirements that require insurance companies to calculate and report information under a risk-based formula which measures statutory capital and surplus needs based on a regulatory definition of risk in a company's mix of products and its balance sheet. All of the Company's insurance subsidiaries have an RBC amount above the authorized control level RBC, as defined by the NAIC. The Company has certain guarantees that provide that RBC levels of certain subsidiaries will remain above their authorized control levels.

14. STOCKHOLDERS' EQUITY

Common equity. The weighted average number of shares used in the computation of basic earnings per share was 191,809,000, 190,533,000 and 188,912,000 for 2006, 2005 and 2004, respectively. The weighted average number of shares used in the computation of diluted earnings per share was 201,961,000, 200,426,000 and 198,408,000, for 2006, 2005 and 2004, respectively. Treasury shares have been excluded from average outstanding shares from the date of acquisition. The difference in calculating basic and diluted earnings per share is attributable entirely to the dilutive effect of stock-based compensation plans.

Changes in shares of common stock outstanding, net of treasury shares, are as follows (amounts in thousands):

	2006	2005	2004
Balance, beginning of year	191,264	189,613	187,961
Shares issued	2,925	1,671	1,670
Shares repurchased	(1,417)	(20)	(18)
Balance, end of year	192,772	191,264	189,613

On May 11, 1999, the Company declared a dividend distribution of one Right for each outstanding share of common stock. Each Right entitles the holder to purchase a unit consisting of one one-thousandth of a share of Series A Junior Participating Preferred Stock at a purchase price of $120 per unit (subject to adjustment) upon the occurrence of certain events relating to potential changes in control of the Company. The Rights expire on May 11, 2009, unless earlier redeemed by the Company as provided in the Rights Agreement.

15. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments as of December 31, 2006 and 2005 (dollars in thousands):

	2006		2005	
	CARRYING AMOUNT	FAIR VALUE	CARRYING AMOUNT	FAIR VALUE
Investments	**$11,114,364**	**$11,128,211**	$9,810,225	$9,826,704
Junior subordinated debentures	**241,953**	**251,500**	450,634	462,130
Senior notes and other debt	**869,187**	**897,261**	967,818	1,016,671

The estimated fair value of investments is generally based on quoted market prices as of the respective reporting dates. The fair value of the senior notes and other debt and the junior subordinated debentures are based on rates available for borrowings similar to the Company's outstanding debt as of the respective reporting dates.

16. LEASE OBLIGATIONS

The Company and its subsidiaries use office space and equipment under leases expiring at various dates. These leases are considered operating leases for financial reporting purposes. Some of these leases have options to extend the length of the leases and contain clauses for cost of living, operating expense and real estate tax adjustments. Rental expense was $19,348,000, $17,429,000, and $16,783,000 for 2006, 2005 and 2004, respectively. Future minimum lease payments (without provision for sublease income) are: $18,279,000 in 2007; $16,687,000 in 2008; $13,382,000 in 2009; $11,301,000 in 2010; $7,739,000 in 2011; and $16,715,000 thereafter.

17. COMMITMENTS, LITIGATION AND CONTINGENT LIABILITIES

The Company's subsidiaries are subject to disputes, including litigation and arbitration, arising in the ordinary course of their insurance and reinsurance businesses. The Company's estimates of the costs of settling such matters are reflected in its aggregate reserves for losses and loss expenses, and the Company does not believe that the ultimate outcome of such matters will have a material adverse effect on its financial condition or results of operations.

At December 31, 2006, the Company had commitments to invest up to $242 million in certain investment funds and a subsidiary of the Company has commitments to extend credit under future loan agreements and unused lines of credit up to $3 million.

At December 31, 2006, investments with a carrying value of $183 million were on deposit in trust accounts established as security for certain policyholders and reinsurance clients; investments with a carrying value of $60 million were on deposit with Lloyd's in support of the Company's underwriting activities at Lloyd's; investments with a carrying value of $531 million were on deposit with state insurance departments; and investments of $63 million were held on deposit in trust accounts as security for letters of credit issued in support of the Company's reinsurance operations.

18. STOCK INCENTIVE PLAN

The Company has a stock incentive plan (the "Stock Incentive Plan") under which 36,070,313 shares of Common Stock were reserved for issuance. Pursuant to the Stock Incentive Plan, stock options may be granted at prices determined by the Board of Directors but not less than fair market value on the date of grant. Stock options vest according to a graded schedule of 25%, 50%, 75% and 100% on the third, fourth, fifth and sixth year anniversary of the grant date. Stock options expire on the tenth year anniversary of the grant date.

The following table summarizes stock option information:

	2006		2005		2004	
	SHARES	PRICE[a]	SHARES	PRICE[a]	SHARES	PRICE[a]
Outstanding at beginning of year	15,160,182	$7.99	17,041,535	$7.88	19,061,597	$ 7.79
Granted	—	—	—	—	3,375	17.62
Exercised	2,909,916	6.67	1,663,341	6.76	1,668,555	6.67
Canceled	162,003	9.58	218,012	8.30	354,882	8.85
Outstanding at end of year	12,088,263	$8.29	15,160,182	$7.99	17,041,535	$ 7.88
Options exercisable at year end	9,494,263	$7.67	9,975,159	$7.28	9,103,170	$ 6.99
Stock available for future grant (b)	5,778,540		6,289,347		7,011,386	

(a) Weighted average exercise price.

(b) Includes restricted stock units outstanding.

The following table summarizes information about stock options outstanding at December 31, 2006:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
RANGE OF EXERCISE PRICES	NUMBER OUTSTANDING	WEIGHTED REMAINING CONTRACTUAL LIFE (IN YEARS)	WEIGHTED AVERAGE PRICE	NUMBER EXERCISABLE	WEIGHTED AVERAGE EXERCISE PRICE
December 31, 2006					
$0 to $5.00	1,876,626	3.26	$ 3.63	1,876,626	$3.63
$5.01 to $9.39	2,997,597	0.50	6.77	2,975,127	6.76
$9.40 to $17.62	7,214,040	4.30	10.13	4,642,870	9.88
Total	12,088,263	3.20	$ 8.29	9,494,623	$7.67

Pursuant to the Stock Incentive Plan, the Company may also issue Restricted Stock Units (RSUs) to officers of the Company and its subsidiaries. The RSUs generally vest five years from the award date and are subject to other vesting and forfeiture provisions contained in the award agreement. The following table summarizes RSU information for the three years ended December 31, 2006 (dollars in thousands):

	2006	2005	2004
RSUs granted:			
Units	727,950	965,250	1,472,625
Market value at grant date	$ 24,798	$ 30,094	$ 26,851
RSUs canceled:			
Units	83,580	25,200	5,625
Market value at grant date	$ 3,782	$ 465	$ 113
RSUs outstanding at end of period:			
Units	4,077,420	3,433,050	2,493,000
Market value at grant date	$ 90,370	$ 69,354	$ 39,725

The market value of RSUs at the date of grant are recorded as unearned compensation, a component of stockholders' equity, and charged to expense over the vesting period. Following is a summary of changes in unearned compensation for the three years ended December 31, 2006 (dollars in thousands):

	2006	2005	2004
Unearned compensation at beginning of year	$ 53,862	$32,646	$11,060
RSUs granted, net of cancellations	21,016	29,629	26,738
RSUs amortized	(15,323)	(8,413)	(5,152)
Unearned compensation at end of year	$ 59,555	$53,862	$32,646

19. COMPENSATION PLANS

The Company and its subsidiaries have profit sharing plans in which substantially all employees participate. The plans provide for minimum annual contributions of 5% of eligible compensation; contributions above the minimum are discretionary and vary with each participating subsidiary's profitability. Employees become eligible to participate in the profit sharing plans on the first day of the month following the first full three months in which they are employed. The plans provide that 40% of the contributions vest immediately and that the remaining 60% vest at varying percentages based upon years of service. Profit sharing expense amounted to $24,864,000, $21,955,000 and $20,663,000 for 2006, 2005 and 2004, respectively.

The Company has a Long-Term Incentive Compensation Plan ("LTIP") that provides for incentive compensation to key executives based on the growth in the Company's book value per share. Key employees are awarded participation units ("Units") that vest five years from the award date or upon achievement of the maximum value of the award, whichever occurs first. In 2004, the Company awarded 100,000 Units with a maximum value of $25,000,000. Compensation expense related to the 2004 grant was $8,015,000, $6,587,000 and $5,325,000, in 2006, 2005 and 2004, respectively. In 2006, the Company awarded 130,000 units with a maximum value of $32,500,000. Compensation expense related to the 2006 grant was $8,599,000 in 2006.

20. RETIREMENT BENEFITS

The Company has an unfunded noncontributory defined benefit plan that covers its chief executive officer and chairman of the board. The key actuarial assumptions used to derive the projected benefit obligation and related retirement expenses are 1) discount rates of 6.0% in 2006 and 5.50% in 2005 and 2) a retirement age of 72. Following is a summary of the projected benefit obligation as of December 31, 2006 and 2005 (dollars in thousands):

	2006	2005
Projected benefit obligation:		
Beginning of year	$25,021	$19,162
Interest cost	1,640	1,310
Actuarial loss	2,114	4,549
End of year	$28,775	$25,021

The components of net periodic pension benefit cost are as follows (dollars in thousands):

	2006	2005	2004
Components of net periodic benefit cost:			
Interest cost	$1,640	$1,311	$383
Amortization of unrecognized:			
Prior service costs	1,266	1,266	465
Net actuarial loss	593	165	—
Net periodic pension cost	$3,499	$2,742	$848

Effective December 31, 2006, the Company adopted FASB Statement No. 158 (FAS 158), "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans", which requires an employer to recognize the over-funded or under-funded status of defined benefit plans as an asset or liability on its consolidated balance sheet. The impact of adopting FAS 158 is presented below (dollars in thousands):

	December 31, 2006		
	BEFORE APPLICATION OF FAS 158	ADJUSTMENTS	AFTER APPLICATION OF FAS 158
Other assets	$ 145,669	$(15,028)	$ 130,641
Deferred income taxes	135,044	7,590	142,634
Other liabilities	647,938	6,658	654,596
Total stockholder's equity	$3,349,255	$(14,096)	$3,335,159

21. SUPPLEMENTAL FINANCIAL STATEMENT DATA

Other operating costs and expenses consist of the following (dollars in thousands):

	2006	2005	2004
Amortization of deferred policy acquisition costs	$ 978,029	$ 959,580	$ 909,412
Other underwriting expenses	289,188	242,463	205,338
Service company expenses	88,961	91,134	84,404
Other costs and expenses	92,988	65,397	48,835
Total	$1,449,166	$1,358,574	$1,247,989

22. INDUSTRY SEGMENTS

The Company's operations are presently conducted in five segments of the insurance business: specialty lines of insurance, regional property casualty insurance, alternative markets, reinsurance and international.

Our Specialty segment underwrites complex and sophisticated third-party liability risks, principally within the excess and surplus lines. The primary lines of business are premises operations, professional liability, commercial automobile, products liability and property lines. The Specialty business is conducted through nine operating units. The companies within the segment are divided along the different customer bases and product lines that they serve. The Specialty units deliver their products through a variety of distribution channels depending on the customer base and particular risks insured. The customers in this segment are highly diverse.

Our Regional segments provide commercial insurance products to customers primarily in 42 states. Key clients of this segment are small-to-mid-sized businesses and state and local government entities. The Regional subsidiaries are organized geographically, which provides them with the flexibility to adapt to local market conditions, while enjoying the superior administrative capabilities and financial strength of the Company. The Regional operations are conducted through four geographic regions based on markets served: Midwest, New England, Southern (excluding Florida) and Mid-Atlantic.

Our Alternative Markets operations specialize in developing, insuring, reinsuring and administering self-insurance programs and other alternative risk transfer mechanisms. Our clients include employers, employer groups, insurers, and alternative market funds seeking less costly, more efficient ways to manage exposure to risks. In addition to providing insurance, the Alternative Markets segment also provides a wide variety of fee-based services, including consulting and administrative services.

Our Reinsurance operations specialize in underwriting property casualty reinsurance on both a treaty and a facultative basis. The principal Reinsurance units are facultative reinsurance, which writes individual certificates and program facultative business, treaty reinsurance, which functions as a traditional reinsurer in specialty and standard reinsurance lines, and Lloyd's reinsurance, which writes property and casualty reinsurance through Lloyd's.

Our International segment offers professional indemnity and other lines in the U.K. and Spain, commercial and personal property casualty insurance in Argentina and Brazil and savings and endowment policies to pre-fund education costs in the Philippines.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Income tax expense and benefits are calculated based upon the Company's overall effective tax rate.

Summary financial information about the Company's operating segments is presented in the following table. Income (loss) before income taxes by segment consists of revenues less expenses related to the respective segment's operations, including allocated investment income. Identifiable assets by segment are those assets used in or allocated to the operation of each segment.

SEGMENT DATA

(DOLLARS IN THOUSANDS)	EARNED PREMIUMS	INVESTMENT INCOME	REVENUES OTHER	TOTAL	PRE-TAX INCOME (LOSS)	NET INCOME (LOSS)
December 31, 2006:						
12 Months						
Specialty	$1,752,507	$200,421	$ —	$1,952,928	$479,105	$332,462
Regional	1,205,912	83,957	—	1,289,869	201,417	139,737
Alternative Markets	658,805	114,914	104,812	878,531	291,416	201,486
Reinsurance	859,411	133,709	—	993,120	135,424	102,065
International	215,987	32,907	—	248,894	34,447	24,550
Corporate, other and eliminations (1)	—	20,267	1,574	21,841	(162,812)	(107,896)
Realized investment gains	—	—	9,648	9,648	9,648	7,114
Consolidated	$4,692,622	$586,175	$116,034	$5,394,831	$988,645	$699,518
December 31, 2005:						
12 Months						
Specialty	$ 1,682,193	$ 134,290	$ —	$ 1,816,483	$ 345,896	$ 241,619
Regional	1,173,174	57,619	—	1,230,793	216,495	147,924
Alternative Markets	663,478	82,617	110,697	856,792	238,462	165,327
Reinsurance	754,097	95,110	—	849,207	63,606	53,233
International	187,993	20,749	94	208,836	20,890	13,782
Corporate, other and eliminations (1)	—	13,577	3,942	17,519	(132,021)	(87,996)
Realized investment gains	—	—	17,209	17,209	17,209	11,003
Consolidated	$ 4,460,935	$ 403,962	$ 131,912	$ 4,996,839	$ 770,537	$ 544,892

(DOLLARS IN THOUSANDS)	EARNED PREMIUMS	INVESTMENT INCOME	REVENUES OTHER	TOTAL	PRE-TAX INCOME (LOSS)	NET INCOME (LOSS)
December 31, 2004:						
12 Months						
Specialty	$ 1,391,652	$ 99,452	$ —	$ 1,491,104	$ 275,689	$ 188,646
Regional	1,068,552	44,249	—	1,112,801	184,152	123,902
Alternative Markets	605,996	59,057	109,344	774,397	133,438	92,345
Reinsurance	841,451	73,825	—	915,276	85,995	62,910
International	153,441	14,201	207	167,849	18,790	10,036
Corporate, other and eliminations (1)	—	511	2,029	2,540	(107,819)	(70,313)
Realized investment gains	—	—	48,268	48,268	48,268	31,306
Cumulative effect of change in accounting principle	—	—	—	—	—	(727)
Consolidated	$ 4,061,092	$ 291,295	$ 159,848	$ 4,512,235	$ 638,513	$ 438,105

Identifiable assets by segment are as follows (dollars in thousands):

YEARS ENDED DECEMBER 31,	2006	2005
Specialty	$ 5,387,934	$ 4,731,062
Regional	2,796,225	2,652,556
Alternative Markets	2,700,782	2,374,967
Reinsurance	5,231,317	4,506,796
International	811,662	613,634
Corporate, other and eliminations (1)	(1,271,431)	(982,728)
Consolidated	$15,656,489	$13,896,287

(1) Corporate and other eliminations represent corporate revenues and expenses, realized investment gains and losses and other items that are not allocated to business segments.

Net premiums earned by major line of business are as follows (dollars in thousands):

	2006	2005	2004
SPECIALTY			
Premises operations	$ 744,351	$ 701,456	$ 586,476
Commercial automobile	267,091	265,227	232,820
Products liability	257,992	258,163	172,848
Property	164,784	137,643	124,610
Professional liability	158,124	183,220	196,710
Other	160,165	136,484	78,188
Total Specialty	$1,752,507	$1,682,193	$1,391,652
REGIONAL			
Commercial multiple peril	468,978	469,033	430,762
Commercial automobile	348,126	339,832	310,872
Workers' compensation	246,151	235,748	213,538
Other	142,657	128,561	113,380
Total Regional	$1,205,912	$1,173,174	$1,068,552
ALTERNATIVE MARKETS			
Excess workers' compensation	308,290	291,852	256,095
Primary workers' compensation	270,193	301,619	283,546
Other	80,322	70,007	66,355
Total Alternative Markets	$ 658,805	$ 663,478	$ 605,996
REINSURANCE			
Casualty	758,635	621,887	624,659
Property	100,776	132,210	216,792
Total Reinsurance	$ 859,411	$ 754,097	$ 841,451
INTERNATIONAL	$ 215,987	$ 187,993	$ 153,441
Total	$4,692,622	$4,460,935	$4,061,092

23. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following is a summary of quarterly financial data (in thousands, except per share data):

Three months ended

	March 31,		June 30,		September 30,		December 31,	
	2006	2005	2006	2005	2006	2005	2006	2005
Revenues	$1,307,534	$1,159,988	$1,358,346	$1,220,784	$1,368,508	$1,272,177	$1,360,443	$1,343,890
Net income	161,702	120,871	165,452	134,079	174,308	122,518	198,056	167,424
Net income per share (a):								
Basic	.84	.64	.86	.70	.91	.64	1.03	.88
Diluted	.80	.61	.82	.67	.87	.61	.98	.83

(a) Earnings per share (EPS) in each quarter is computed using the weighted-average number of shares outstanding during that quarter while EPS for the full year is computed using the weighted-average number of shares outstanding during the year. Thus, the sum of the four quarters EPS does not necessarily equal the full-year EPS.

24. SUBSEQUENT EVENT

On February 14, 2007, the Company issued $250 million of 6.25% senior notes due February 15, 2037.

OPERATING UNITS

SPECIALTY

Excess and Surplus Lines

Admiral Insurance Company
1255 Caldwell Road
Cherry Hill, NJ 08034
Tel: (856) 429 9200 Fax: (856) 429 8611
www.admiralins.com

James S. Carey, CPCU, President & Chief Executive Officer
John E. Goodloe, President – Excess Division
Scott R. Barraclough, Senior Vice President & Treasurer
Daniel A. MacDonald, Senior Vice President & Secretary
Curtis E. Fletcher, CPCU, Regional Vice President
William E. Haines, CPCU, Regional Vice President
Raymond H. McDowell, Regional Vice President
Martin M. Michell, Regional Vice President
Robert J. Morgan, Vice President – Information Technology
Anthony A. Peraine, Vice President – Chief Actuary
Walter G. Strauss, Vice President – Underwriting
Patricia A. Vreeland, Vice President – Human Resources

Austin, Texas	Tel: (512) 795 0766
Duluth, Georgia	Tel: (770) 476 1561
Seattle, Washington	Tel: (206) 467 6511
Stamford, Connecticut	Tel: (203) 323 8286

Admiral Risk Insurance Services, Inc.

Chicago, Illinois	Tel: (312) 368 1107
Los Angeles, California	Tel: (213) 891 9259

Berkley Specialty Underwriting Managers LLC
Three Ravinia Drive, Suite 500
Atlanta, GA 30346
Tel: (404) 443 2040 Fax: (404) 443 2050
www.berkleysum.com

Steven S. Zeitman, President & Chief Executive Officer
Rick Bak, CPCU, Executive Vice President & Chief Operating Officer
Elena D. Mobler, CPCU, Senior Vice President
Elizabeth K. Frey, CPCU, Vice President – Claims, Atlanta, GA
Peter E. Lambert, CPCU, Vice President – Claims, Irving, TX
Patricia K. London, Vice President & Chief Financial Officer
Robert J. Patterson, Vice President – Environmental, Atlanta, GA
Roy B. Pomerantz, Vice President – Specialty Casualty, Glastonbury, CT
Joseph F. Rugnetta, Vice President – Specialty Casualty, St. Paul, MN
Michael A. Turner, CPCU, Vice President – Specialty Casualty, Atlanta, GA
Cindy L. Broschart, President – Entertainment & Sports, Irving, TX
Michael A. Harris, Vice President – Entertainment & Sports, Irving, TX

Specialty Casualty:

Atlanta, Georgia	Tel: (404) 443 2055
Chicago, Illinois	Tel: (404) 443 2080
Glastonbury, Connecticut	Tel: (404) 443 2070
St. Paul, Minnesota	Tel: (404) 443 2075

Entertainment & Sports:

Irving, Texas	Tel: (972) 819 8980
Glendale, California	Tel: (972) 819 8985

Environmental:

Atlanta, Georgia	Tel: (404) 443 2117

Nautilus Insurance Company
Great Divide Insurance Company
7233 East Butherus Drive
Scottsdale, AZ 85260
Tel: (480) 951 0905 Fax: (480) 951 9730
www.nautilusinsgroup.com

Thomas M. Kuzma, President & Chief Executive Officer
John M. Runberg, Senior Vice President, Chief Financial Officer & Treasurer
Michael J. Kilgas, Senior Vice President – Claims
James G. Schiffer, Senior Vice President – Underwriting
Bevin M. Beatovic, Vice President – Underwriting/eBusiness
Michael R. Horton, Vice President – Information Technology
Karen W. Loftus, Vice President – Human Resources
Wendy L. Markham, CPCU, Vice President – Underwriting

Cynthia A. Roa, Vice President – Operations
Deborah J. Savoie, Vice President – Actuarial
Janet L. Shemanske, Vice President & Secretary
Katherine M. Suhm, CPCU, Vice President – Underwriting
Antoinette L. Whitrock, CPCU, Vice President – Underwriting Operations

Vela Insurance Services, Inc.
200 West Madison, Suite 2700
Chicago, IL 60606
Tel: (312) 553 4413 Fax: (312) 553 4431

Richard P. Shemitis, CPCU, President
O. Erik Hallberg, Executive Vice President – Branch Manager, Solvang, CA
Mark S. Anderson, Vice President – Claims, Chicago, IL
William L. Braden, Vice President – Underwriting, Chicago, IL
Gerald P. Kalvaitis, Jr., *Vice President* – Chief Financial Officer
Ritamari Martin, Vice President – Underwriting, Solvang, CA
Patricia Maruszak, Vice President – Underwriting, Chicago, IL
Michael P. Sullivan, Senior Vice President – Underwriting, Chicago, IL

Solvang, California Tel: (805) 693 0839

Admitted Specialty Lines

Berkley Aviation, LLC
3780 State Street, Suite C
Santa Barbara, CA 93105
Tel: (805) 898 7640 Fax: (805) 898 7690
www.berkleyaviation.com

Jason R. Niemela, President
Richard S. Huston, Senior Vice President – Underwriting
Gary L. Feramisco, Vice President – Underwriting
Ryan R. Gould, Vice President – Claims
Alan C. Hair, Vice President & Chief Financial Officer

Berkley Underwriting Partners, LLC
215 Shuman Boulevard, Suite 200
Naperville, IL 60563
Tel: (630) 210 0360 Fax: (630) 210 0375
www.bupllc.com

John S. Diem, President
Joseph L. Mathews, Executive Vice President – Chief Financial Officer
Joseph M. Pojman, Senior Vice President – Director of Claims
Michael Anello, Vice President – Equine Division
Christopher C. Campbell, Vice President – Program Management
Julius M. Colangelo, Vice President – Chief Information Officer
Spencer L. Coyle, Vice President – Chief Actuary
Richard W. Cullen, Vice President – Business Development
David A. Hanes, Vice President – Underwriting Support
Thomas J. Voss, Vice President – Program Management

Carolina Casualty Insurance Company
4600 Touchton Road East, Building 100, Suite 400
Jacksonville, FL 32246
Tel: (904) 363 0900 Fax: (904) 363 8098
www.carolinacas.com

William F. Murray, CPCU, President & *Chief Executive Officer*
Donald J. Bromberek, Vice President – Underwriting/Marketing
Reyad G. Cratem, III, Vice President, Chief Financial Officer & Treasurer
Robert F. Flannery, Vice President – Actuarial
George W. Lindh, Vice President – Claims
Timothy D. Ryan, Vice President – Program & Fleet Underwriting
Carroll D. Starmer, Vice President – Management Information Systems
Catherine P. Steckner, Vice President – Human Resources
Betty C. Sutherland, Vice President & Secretary

Greenville, South Carolina Tel: (864) 286 1480

Clermont Specialty Managers, Ltd.
3 University Plaza Drive, Suite 206
Hackensack, NJ 07601
Tel: (201) 342 4211 Fax: (201) 342 6381
www.clermonthid.com

Alfred Schonberger, President
David A. Gianfrancesco, Senior Vice President – Claims
Donald J. Togneri, CPCU, Senior Vice President – Underwriting
George Culliney, Jr., CPCU, Vice President & Secretary – Compliance & Industry Relations
Yvette Carattini, Treasurer

Monitor Liability Managers, Inc.
2850 West Golf Road, Suite 800
Rolling Meadows, IL 60008-4039
Tel: (847) 806 6590 Fax: (847) 806 6282
www.monitorliability.com

Douglas J. Powers, CPCU, President & Chief Executive Officer
Sandra C. Nelson, Senior Vice President – Underwriting
David R. Aller, CPCU, Vice President – Producer Development
Joseph B. Haltman, Vice President – Directors' & Officers' Liability
Thomas M. Hayden, Vice President – Underwriting
Peter A. Lindquist, CPCU, Vice President, Chief Financial Officer, Treasurer & Secretary
Thomas J. Mathias, Vice President – Management Liability
Randal P. Mrozowicz, Vice President – Lawyers' Professional & Employment Practices Liability
Helen R. Savaiano, Vice President – Non Profit Directors' & Officers' Liability
Paul E. Sowadski, Vice President & Chief Information Officer – Information Technology

REGIONAL

Acadia Insurance Company
One Acadia Commons, P.O. Box 9010
Westbrook, ME 04098-5010
Tel: (207) 772 4300 Fax: (207) 772 6104
www.acadiainsurance.com

Bill Thornton, CPCU, President
Charles A. Hamblen, CPCU, Senior Vice President, Chief Financial Officer & Treasurer
Paul S. McAuliffe, Senior Vice President
Bobbi Amero, CPCU, Regional Vice President, NH
Susan Grady, Regional Vice President, CT
Andrew M. Burbank, Vice President – Information Systems
Jane E. Gordon, Vice President – Underwriting
David J. LeBlanc, CPCU, Vice President, MA
J. Barry May, CPCU, Vice President – Specialty Marine
Judith E. Plummer, CPCU, Vice President – Industry & Government Relations
Stephen J. Rich, CPCU, Vice President – Claims
David S. Richards, Vice President, VT
Thomas P. Stark, Vice President – Marketing
Kathryn P. Whitmore, Vice President – Human Resources & Administration

Bedford, New Hampshire	Tel: (603) 627 8466
Farmington, Connecticut	Tel: (860) 409 9301
Marlborough, Massachusetts	Tel: (508) 786 6600
South Burlington, Vermont	Tel: (802) 658 0722
Syracuse, New York	Tel: (315) 457 3757
Westbrook, Maine	Tel: (207) 772 4300

Berkley Mid-Atlantic Group
4820 Lake Brook Drive, Suite 300
Glen Allen, VA 23060
Tel: (804) 285 2700 Fax: (804) 285 5717
www.wrbmag.com

Kevin W. Nattrass, President & Chief Executive Officer
William Kirk Bonner, Vice President – Information Technology, Chief Information Officer
Jeffrey E. Bouton, CPCU, Vice President – Underwriting
Allen R. Latimer, Vice President, Chief Financial Officer & Treasurer
Marianne Morosko, CPCU, Vice President – Agency Relations & Marketing
Vickie Price, Vice President – Human Resources
W. Ralph Sitterson, Vice President – Claims
Laura L. Thorne, Vice President & Chief Actuary
William E. Yount, CPCU, Vice President – Insurance Operations

Glen Allen, Virginia
Charlotte, North Carolina
Erie, Pennsylvania
Harrisburg, Pennsylvania
Tel: (800) 283 1153

Continental Western Group
11201 Douglas Avenue
Des Moines, IA 50322
Tel: (515) 473 3000 Fax: (515) 473 3015
www.cwgins.com

Bradley S. Kuster, CPCU, President & Chief Executive Officer
Robert F. Buehler, Executive Vice President, Chief Financial Officer & Treasurer
Thomas E. Boots, Senior Vice President – Agency Services
Philip J. See, Senior Vice President – Claims
Robert B. Shepard, CPCU, Vice President – Underwriting
Michael L. Anania, Regional Vice President – Union Region
Steven J. Freeborn, CPCU, Regional Vice President – Central Region
Richard B. Swain, CPCU, Regional Vice President – Tri-State Region
Aaron M. Larson, Vice President – Product Management
Lynsey L. Oster, Vice President – Administration
John F. Thelen, Vice President – General Counsel & Secretary
C. Jeffrey West, Vice President – Information Services

Boise, Idaho	Tel: (208) 898 5200
Lincoln, Nebraska	Tel: (402) 423 7688
Luverne, Minnesota	Tel: (507) 283 9561
Des Moines, Iowa	Tel: (515) 473 3000

Union Standard Insurance Group
122 West Carpenter Freeway, Suite 350
Irving, TX 75039-2008
Tel: (972) 719 2400 Fax: (972) 719 2401
www.usic.com

Craig W. Sparks, President
James W. Foos, CPCU, Senior Vice President – Underwriting
Edmund P. Hemmerick, CPCU, Senior Vice President – Operations
Jeffrey N. Carver, Regional Vice President
John E. Gray, Vice President, Chief Financial Officer & Treasurer
O. Melvin Holt, CPCU, Regional Vice President
Jacquelynne Hurst, Vice President – Marketing & Underwriting Services
Mary Jane Neese, Regional Vice President
Greg R. Perkins, Vice President – Information Services
E. Leslie Prock, Vice President – Human Resources
Michael W. Smith, Vice President – Claims
M. Michelle VanHook, Vice President, Corporate Counsel & Secretary

Dallas, Texas	Tel: (972) 719 2400
Little Rock, Arkansas	Tel: (501) 954 7888
Meridian, Mississippi	Tel: (601) 482 6816
Nashville, Tennessee	Tel: (615) 373 1621
Oklahoma City, Oklahoma	Tel: (405) 843 1555
San Antonio, Texas	Tel: (210) 979 9136

Berkley Regional Specialty Insurance Company
14902 North 73rd Street
P.O. Box 28333
Scottsdale, AZ 85255-0155
Tel: (480) 444 5950 Fax: (480) 607 2991

Walter E. Stradley, President & Chief Executive Officer
Rodney B. Frantz, Vice President, Chief Financial Officer & Treasurer
Kathleen L. Peterson, CPCU, Vice President – Operations
Vickie L. Potts, CPCU, Vice President – Agency Relations

Berkley Surety Group, Inc.
325 Columbia Turnpike, Suite 203
Florham Park, NJ 07932
Tel: (973) 549 1700 Fax: (973) 301 4869
www.berkleysurety.com

Steven F. Coward, President
John F. Beers, Vice President
Michael J. Hurley, Vice President

Alpharetta, Georgia	Tel: (678) 624 1818
Brentwood, Tennessee	Tel: (615) 373 1621
Des Moines, Iowa	Tel: (515) 473 3172
Irving, Texas	Tel: (973) 549 1770
Lincoln, Nebraska	Tel: (402) 421 4399
Madison, Wisconsin	Tel: (608) 278 1492

Marlborough, Massachusetts	Tel: (508) 263 2584
New York, New York	Tel: (973) 549 1740
Scottsdale, Arizona	Tel: (973) 549 1780
Severna Park, Maryland	Tel: (973) 549 1751
Tampa, Florida	Tel: (813) 870 2077
Westbrook, Maine	Tel: (207) 541 0583

Regional business written in: Acadia Insurance Company; Berkley Regional Insurance Company; Continental Western Insurance Company; Firemen's Insurance Company of Washington, D.C.; Union Insurance Company; Union Standard Lloyds. Berkley Surety Group, Inc. also writes business in Carolina Casualty Insurance Company.

ALTERNATIVE MARKETS

Berkley Accident and Health, LLC
2445 Kuser Road, Suite 201
Hamilton Square, NJ 08690-3303
Tel: (609) 584 6990 Fax: (609) 588 5770
www.berkleyah.com

Donato Gasparro, President & Chief Executive Officer
Carol Adams, Executive Vice President & Chief Operating Officer
Scott Buchanan, Vice President
Gary J. Miller, Vice President
Peter Jonson, Controller

Alpharetta, Georgia	Tel: (609) 584 4644
Marlborough, Massachusetts	Tel: (609) 584 4565
Minneapolis, Minnesota	Tel: (609) 584 4645

Berkley Medical Excess Underwriters, LLC
390 S. Woods Mill Road, Suite 125
St. Louis, MO 63017
Tel: (314) 523 3650 Fax: (314) 523 3685
www.berkleymed.com

J. Michael Foley, President
Kimberly H. Willis, Vice President – Field Underwriting
W. Matthew Fessler, Vice President – Claims
Dianne Perry-Nixon, Vice President – Risk Management
Collin J. Suttie, Vice President – Actuarial Services & Underwriting
Roger J. Becker, Controller & Treasurer
Robbin A. Willis, Vice President – Marketing

Berkley Net Underwriters, LLC
11350 Random Hills Road, Suite 800
Fairfax, VA 22030
Tel: (703) 279 6482 Fax: (866) 790 2295
www.berkleynet.com

John K. Goldwater, President & Chief Executive Officer
James B. Gilbert, Senior Vice President – Actuarial & Operations
John J. Burke, Vice President – Claims

Rebecca B. Crunk, Vice President – Chief Financial Officer
David J. Lasota, CPCU, Vice President – Underwriting

Hamilton Square, New Jersey Tel: (609) 584 6990

Berkley Risk Administrators Company, LLC
222 South Ninth Street, Suite 1300
Minneapolis, MN 55402-3332
Tel: (612) 766 3000 Fax: (612) 766 3099
www.berkleyrisk.com

Mark C. Tansey, Chairman
Kenneth R. Hopkins, President & Chief Operating Officer
Douglass E. Pfeifer, Senior Vice President – Insurance Company Operations
Leland P. Johnson, Senior Vice President – National Risk Management Services
Bruce A. Medvec, Senior Vice President – Risk Management Services – Southwest
Andrew C. Cavenagh, President – Garnet Captive Services
Kim J. Brenckman, Senior Vice President – Program Development
Thomas R. Drake, Chief Information Officer
Patricia J. Fish, Senior Vice President – Human Resources/ Administration
William P. Scott, Senior Vice President – Chief Financial Officer

Council Bluffs, Iowa Tel: (800) 832 0137
Indianapolis, Indiana Tel: (317) 585 2799
Las Vegas, Nevada Tel: (702) 415 2970
Nashville, Tennessee Tel: (615) 493 7777
Overland Park, Kansas Tel: (913) 385 4960
Pierre, South Dakota Tel: (605) 945 2144
St. Paul, Minnesota Tel: (651) 281 1200
Scottsdale, Arizona Tel: (602) 992 8844
Tukwila, Washington Tel: (206) 575 2303
Virginia Beach, Virginia Tel: (757) 490 7838
Wauwatosa, Wisconsin Tel: (414) 771 2038
Wichita, Kansas Tel: (316) 821 0200

All Claims of Nevada
Las Vegas, Nevada Tel: (702) 257 2193

Allied Adjusters
Minneapolis, Minnesota Tel: (612) 766 3700

Arizona All Claims
Scottsdale, Arizona Tel: (602) 997 5877

Berkley Administrators of Connecticut, Inc.
Farmington, Connecticut Tel: (860) 409 9300

Berkley Risk & Insurance Services
Novato, California Tel: (415) 898 9600

Berkley Risk Managers
Mays Landing, New Jersey Tel: (609) 625 5544

Berkley Risk Services of Colorado
Denver, Colorado Tel: (303) 357 2600

Garnet Captive Insurance Services, LLC
San Francisco, California Tel: (415) 921 7701

Independent Plan Administrators, LLC
Las Vegas, Nevada Tel: (702) 257 2190

Southwest Risk Services
Scottsdale, Arizona Tel: (602) 996 8810

Key Risk Insurance Company
Key Risk Management Services, Inc.
7900 McCloud Road, Suite 300, P.O. Box 49129
Greensboro, NC 27419
Tel: (336) 668 9050 Fax: (336) 605 7544
www.keyrisk.com

Joe W. Sykes, CPCU, President & Chief Executive Officer
Rebecca H. Karr, CPCU, Chief Operating Officer & Chief Financial Officer
Robert W. Standen, Executive Vice President & Chief Claims Officer
Joe C. Brooks, Senior Vice President – Human Resources & Administration

Thomas D. England, Senior Vice President – Alternative Risk Services
John A. Godfrey, CPCU, Senior Vice President – Underwriting & Loss Control
Anne H. Myers, CPCU, Senior Vice President – Marketing & Client Services

Alpharetta, Georgia Tel: (770) 751 8901
Charlotte, North Carolina Tel: (704) 329 9550
Columbia, South Carolina Tel: (803) 252 1777
Ellicott City, Maryland Tel: (410) 203 1261
Nashville, Tennessee Tel: (615) 493 7774
Raleigh, North Carolina Tel: (919) 876 8611
Richmond, Virginia Tel: (804) 288 2660
Tampa, Florida Tel: (813) 749 8621

Midwest Employers Casualty Company
14755 North Outer Forty Drive, Suite 300
Chesterfield, MO 63017
Tel: (636) 449 7000 Fax: (636) 449 7199
www.mwecc.com

Melodee J. Saunders, President & Chief Operating Officer
Steven J. Link, Executive Vice President – Marketing
Peter W. Shaw, Senior Vice President, Chief Financial Officer & Treasurer
Donna L. Knowling, Senior Vice President & Secretary
Robert H. Burgoyne, Vice President – Underwriting

Preferred Employers Insurance Company
1455 Frazee Road, Suite 1000
San Diego, CA 92108
Tel: (619) 688 3900 Fax: (888) 472 9490
www.preferredworkcomp.com

Linda R. Smith, President & Chief Executive Officer
Miklos F. Kallo, Senior Vice President, Treasurer & Chief Financial Officer
Marc J. Beaulieu, Vice President – Marketing
Jan A. Beaver, Vice President & Secretary
John C. Bennett, Vice President
Tom I. Boggs, Vice President – Underwriting
Rosemary Favier, Vice President – Claims
Randy Sysol, Vice President – Information Technology

Riverport Insurance Company
222 South Ninth Street, Suite 1300
Minneapolis, MN 55402-3332
Tel: (612) 766 3100 Fax: (612) 766 3860
www.riverportinsurance.com

Kenneth R. Hopkins, President
Douglass E. Pfeifer, Executive Vice President
David S. Kyllo, Vice President & Secretary
Colleen M. Lazanich, Vice President – Western Region
William P. Scott, Vice President & Treasurer
Robert A. Weisbrod, Vice President – Claims
Laura J. Williams, Vice President – Underwriting

REINSURANCE

Berkley Insurance Company
475 Steamboat Road
Greenwich, CT 06830
Tel: (203) 542 3800 Fax: (203) 542 3839

William R. Berkley, Chairman & President
Larry A. Hansen, Executive Vice President & Chief Financial Officer
Carol J. LaPunzina, Senior Vice President – General Counsel & Secretary
Richard D. Thomas, Vice President & Corporate Actuary

Hong Kong Reinsurance Division
Central Plaza
18 Harbour Road, Suite 6708
Wanchai, Hong Kong
Tel: (852) 3120 7000 Fax: (852) 2802 2131

Victor V. Leong, President

Facultative ReSources, Inc.
3 Landmark Square, Suite 500
Stamford, CT 06901
Tel: (203) 658 1500 Fax: (203) 658 1515

James W. McCleary, Chairman
James H. Crutchley, President
Edward N. Ryan, Senior Vice President – Property Manager
Michael J. Nicholas, Senior Vice President – Branch Manager
Colleen P. Fahey, Vice President – Branch Manager
David M. McNichols, Vice President – Branch Manager
Paul R. Bednarz, Vice President – Underwriting
Philip E. D'Eramo, Vice President – Underwriting
Ronald S. Hayden, Vice President – Underwriting
Thomas V. Lehmkuhl, Vice President – Underwriting

Atlanta, Georgia Tel: (770) 396 2515
Schaumburg, Illinois Tel: (847) 884 1960

Signet Star Re, LLC
475 Steamboat Road
Greenwich, CT 06830
Tel: (203) 542 3200 Fax: (203) 542 3290
www.signetstar.com

Tom N. Kellogg, Chairman
Craig N. Johnson, President & Chief Executive Officer
Richard Agatstein, Senior Vice President – Underwriting
Stephen P. Horvath, Senior Vice President – Underwriting
Timothy C. McCoy, Senior Vice President – Underwriting
John J. Myers, Senior Vice President – Underwriting
Gordon J. Olver, Senior Vice President – Underwriting
Kevin J. Shea, Senior Vice President – Director of Claims
Joseph W. Walsh, Senior Vice President – Underwriting
Todd W. Bolden, Vice President – Underwriting
Barbara A. Connell, Vice President – Underwriting

Graham C. Dickinson, Vice President – Underwriting
Olivia W. Giuntini, Vice President – Actuary
Julie K. Halper, Vice President – Chief Actuary
Joseph H. Iarocci, Vice President – Claims
Paul J. Kelly, Vice President – Underwriting
Krystyna H. Miller, Vice President – Claims
Joseph A. Sweeney, Vice President – Claims

B F Re Underwriters, LLC
One Landmark Square, Suite 1920
Stamford, CT 06901
Tel: (203) 975 7739 Fax: (203) 975 7749
www.bfreunds.com

Daniel L. Avery, President
Richard A. Corpus, Executive Vice President
Maria W. Anderson, Vice President
Scott Balfour, Vice President
Frederic C. Cooper, Vice President
Thomas P. Gaughran, Vice President
Thomas J. Greenfield, Vice President
Scott Medors, Vice President
Gary S. Miller, Vice President
L. Randy Miller, Vice President
Jeff M. Neher, Vice President
Raymond H. Niver, Vice President
Catherine P. Schilling, Vice President
Joseph J. Vyskocil, Vice President

Chicago, Illinois	Tel: (312) 553 4707
Dublin, Ohio	Tel: (614) 766 4316
Duluth, Georgia	Tel: (770) 814 7531
Irving, Texas	Tel: (972) 580 9950
Philadelphia, Pennsylvania	Tel: (215) 568 3570
San Francisco, California	Tel: (415) 543 4466

Berkley Risk Solutions, Inc.
475 Steamboat Road
Greenwich, CT 06830
Tel: (203) 769 4050 Fax: (203) 769 4059

Jeffrey E. Vosburgh, President
Gregory A. Cuzzi, Senior Vice President & Chief Actuarial Officer
Kenneth M. Roberts, Vice President

Gemini Insurance Company
StarNet Insurance Company
475 Steamboat Road
Greenwich, CT 06830
Tel: (203) 542 3800 Fax: (203) 542 3839

William R. Berkley, President & Chief Executive Officer
Larry A. Hansen, Executive Vice President
& Chief Financial Officer
John S. Diem, Executive Vice President
Donato Gasparro, Executive Vice President – StarNet
Insurance Company
John K. Goldwater, Executive Vice Presidsent – StarNet
Insurance Company
Jason R. Niemela, Executive Vice President
Richard P. Shemitis, Executive Vice President – Gemini
Insurance Company
Carol J. LaPunzina, Senior Vice President – General Counsel
& Secretary

Watch Hill Fac Management, LLC
Three Landmark Square, Suite 520
Stamford, CT 06901
Tel: (203) 967 7860 Fax: (203) 967 0635
www.facwatch.com

Gerald S. King, President
Robert W. Colantuoni, Vice President
Robert T. Comstock, Vice President
Eugene F. Mason, Vice President

INTERNATIONAL

Berkley International, LLC
475 Steamboat Road
Greenwich, CT 06830
Tel: (203) 629 3000 Fax: (203) 769 4097

William R. Berkley, Chairman & Chief Executive Officer
W. Robert Berkley, Jr., Vice Chairman
Fernando Correa Urquiza, President
Eugene G. Ballard, Senior Vice President – Chief Financial Officer & Treasurer
Ira S. Lederman, Senior Vice President – General Counsel & Secretary
Steven J. Malawer, Vice President – Associate General Counsel & Assistant Secretary

Berkley International Argentina S.A.
Carlos Pellegrini 1023, 8th Floor
C1009ABU - Buenos Aires, Argentina
Tel: (54) 11 4378 8100 Fax: (54) 11 4378 8111
www.berkley.com.ar

Eduardo I. Llobet, President & Chief Executive Officer
Marcelo R. Crespo, Chief Financial Officer

Berkley International Aseguradora de Riesgos del Trabajo S.A.
Carlos Pellegrini 1023, 3rd Floor
C1009ABU - Buenos Aires, Argentina
Tel: (54) 11 4378 8000 Fax: (54) 11 4378 8185
www.berkley.com.ar

Eduardo I. Llobet, President
Alejandro Bruce, Senior Vice President

Berkley International Seguros S.A.
Mitre 699, S2000COM - Rosario, Argentina
Tel: (54) 341 410 4200 Fax: (54) 341 410 4251
www.berkley.com.ar

Carlos Pellegrini 1023, 2nd Floor
C1009ABU - Buenos Aires, Argentina
Tel: (54) 11 4378 8100 Fax: (54) 11 4378 8111

Eduardo I. Llobet, President & Chief Executive Officer
Osvaldo P. Borghi, Chief Operating Officer

Berkley International do Brasil Seguros S.A.
Rua Olimpíadas, 200, 11th Floor
04551-000 São Paulo, Brazil
Tel: (55) 11 3848 8622 Fax: (55) 11 3848 8633
www.berkley.com.br

Horácio O. d'Almeida e Silva, Chief Executive Officer
José Marcelino Risden, Executive Vice President
Silvia Caroline T. Vergara, Chief Underwriting Officer
Carlos A. Borges do Nascimento, Chief Financial Officer

Berkley International Philippines, Inc.
Berkley International Life Insurance Co., Inc.
Berkley International Plans, Inc.
Family First, Inc.
4th Floor, Equitable Bank Tower
8751 Paseo de Roxas Avenue
1227 Makati City, Philippines
Tel: (632) 755 1500 Fax: (632) 755 1581
www.myfamilyfirst.com

Alan M. Rafe, President & Chief Executive Officer

These operations were sold effective March 19, 2007.

W. R. Berkley Insurance (Europe), Limited
40 Lime Street, 2nd Floor
London EC3 M7AW, England
Tel: (44) 207 280 9000 Fax: (44) 207 280 9090
www.wrblondon.com

Stuart Wright, Chief Executive Officer
& Chief Underwriting Officer
Paul Hosking, Chief Financial Officer
Peter Glanfield, Professional Lines Underwriting Manager
Colin Eaton, Regional Underwriting Manager
James Bright, European Development Manager
Graham Dennis, Chief Operating Officer
Simon Mepham, Directors' & Officers' Liability Underwriter
Peter Coles, Personal Accident Underwriter
Sharon Brennan, Medical Malpractice Underwriter
Claire Bolton, Claims Manager
Carlo Giandomenici, Finance & Corporate Reporting Manager
John Munro, Underwriting Services Manager
Ian Frisby, Underwriting Manager, Engineering & Construction

W. R. Berkley Insurance (Europe), Limited,
Sucursal en España
Paseo de la Castellana 149, 6th Floor
28046 Madrid, Spain
Tel: (34) 91 449 26 46 Fax: (34) 91 449 26 99

Armando Calderon, General Manager
Juan Peran, Product Manager – Professional Indemnity
Lourdes del Pozo, Product Manager – Medical Malpractice
Ignacio Megia, Claims Manager

Paseo de Gracia num. 11 – Escalera A – 6ª planta 4
08008 Barcelona, Spain
Tel: (34) 93 481 47 29 Fax: (34) 93 481 47 37

Global Direct, LLC
475 Steamboat Road
Greenwich, CT 06830
Tel: (203) 629 3000 Fax: (203) 769 4098

SERVICE OPERATIONS

Berkley Dean & Company, Inc.
475 Steamboat Road
Greenwich, CT 06830
Tel: (203) 629 3000 Fax: (203) 769 4096

James G. Shiel, President
Edward F. Linekin, Senior Vice President
Nicholas R. Lang, Vice President
James T. McGrath, Vice President

Berkley Capital, LLC
475 Steamboat Road
Greenwich, CT 06830
Tel: (203) 629 3000 Fax: (203) 769 4095

Frank T. Medici, President

Berkley Technology Services, LLC
405 Silverside Road, Suite 205
Wilmington, DE 19809
Tel: (302) 439 2000 Fax: (302) 439 2016

Harry J. Berkley, Vice President
Kenneth R. McKinion, Vice President
Karen M. Logan, Vice President – Underwriting Services
Wayne L. Robinson, Vice President – Network Infrastructure
Frank C. Vedder, Vice President – Core Systems
Thomas M. Whelans, Vice President – Operations

Des Moines, Iowa Tel: (515) 473 3000
Luverne, Minnesota Tel: (507) 283 9195

BOARD OF DIRECTORS AND OFFICERS

DIRECTORS

William R. Berkley
Chairman of the Board and Chief Executive Officer

Philip J. Ablove
Retired Executive Vice President and
Chief Financial Officer
Pioneer Companies, Inc.

W. Robert Berkley, Jr.
Executive Vice President

Ronald E. Blaylock
Founder, Chairman and Chief Executive Officer
Blaylock & Company, Inc. (investment banking firm)

Mark E. Brockbank
Retired Chief Executive
XL Brockbank LTD

George G. Daly
Dean, McDonough School of Business
Georgetown University

Mary C. Farrell
Financial Services Industry Consultant
Retired Managing Director, Chief Investment Strategist
UBS Wealth Management USA

Rodney A. Hawes, Jr.
Retired Chairman and Chief Executive Officer
Life Re Corporation

Jack H. Nusbaum
Chairman, Willkie Farr & Gallagher LLP
(attorneys at law)

Mark L. Shapiro
Private Investor

OFFICERS

William R. Berkley
Chairman of the Board and Chief Executive Officer

W. Robert Berkley, Jr.
Executive Vice President

Eugene G. Ballard
Senior Vice President – Chief Financial Officer
and Treasurer

Robert P. Cole
Senior Vice President – Regional Operations

Robert W. Gosselink
Senior Vice President – Insurance Risk Management

Paul J. Hancock
Senior Vice President – Chief Corporate Actuary

OFFICERS (cont'd)

Robert C. Hewitt
Senior Vice President – Excess and Surplus Lines

Peter L. Kamford
Senior Vice President – Admitted Specialty Lines

Ira S. Lederman
Senior Vice President – General Counsel and Secretary

C. Fred Madsen
Senior Vice President – Reinsurance Operations

James W. McCleary
Senior Vice President – Underwriting

James G. Shiel
Senior Vice President – Investments

Robert D. Stone
Senior Vice President – Alternative Markets Operations

Harry J. Berkley
Vice President – Information Technology

Kevin H. Ebers
Vice President – Financial Risk Management

Karen A. Horvath
Vice President – External Financial Communications

Joan E. Kapfer
Vice President

Edward F. Linekin
Vice President – Investments

Kenneth R. McKinion
Vice President – Information Technology Operations

Clement P. Patafio
Vice President – Corporate Controller

Joseph M. Pennachio
Vice President – Human Resources

Josephine A. Raimondi
Vice President – Senior Counsel and Assistant Secretary

Douglas M. Rofrano
Vice President – Organizational Development

Scott A. Siegel
Vice President – Taxes

Philip S. Welt
Vice President – Senior Counsel

Thomas P. Boyle
Assistant Vice President – Corporate Actuarial

Arthur Gurevitch
Assistant Vice President – Analytics

Raymond J. O'Brien
Assistant Vice President – Director of Internal Audit

Jane B. Parker
Assistant Vice President – Litigation Counsel

Jessica L. Somerfeld
Assistant Vice President – Corporate Actuary

Bruce I. Weiser
Assistant Vice President – Counsel

Jean P. Milot
Assistant Corporate Controller

George K. Richardson
Assistant Treasurer

Janet L. Shemanske
Assistant Secretary

John E. Warycha
Assistant Corporate Controller – Financial Reporting

Dawn M. Callahan
Director of Investment Accounting

John S. Navratil
Assistant Tax Director

CORPORATE INFORMATION

"SAFE HARBOR" STATEMENT

This report may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This is a "Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995. Any forward-looking statements contained herein, including statements related to our outlook for the industry and for our performance for the year 2007 and beyond, are based upon the Company's historical performance and on current plans, estimates and expectations. The inclusion of this forward-looking information should not be regarded as a representation by us or any other person that the future plans, estimates or expectations contemplated by us will be achieved. They are subject to various risks and uncertainties, including but not limited to, the cyclical nature of the property casualty industry, the long-tail and potentially volatile nature of the insurance and reinsurance business, product demand and pricing, claims development and the process of estimating reserves, the uncertain nature of damage theories and loss amounts, natural and man-made catastrophic losses, including as a result of terrorist activities, the impact of competition, the success of our new ventures or acquisitions and the availability of other opportunities, the availability of reinsurance, exposure as to coverage for terrorist acts and our retention under The Terrorism Risk Insurance Act of 2002, as amended ("TRIA"), and the potential expiration of TRIA, the ability of our reinsurers to pay reinsurance recoverables owed to us, investment risks, including those of our portfolio of fixed income securities and investments in equity securities, including merger arbitrage investments, exchange rate and political risks relating to our international operations, legislative and regulatory developments, including those related to alleged anti-competitive or other improper business practices in the insurance industry, changes in the ratings assigned to us by rating agencies, the availability of dividends from our insurance company subsidiaries, our ability to attract and retain qualified employees, and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission. These risks could cause actual results of the industry or our actual results for the year 2007 and beyond to differ materially from those expressed in any forward-looking statement made by or on behalf of the Company. Any projections of growth in the Company's net premiums written and management fees would not necessarily result in commensurate levels of underwriting and operating profits. Forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

AUDITORS

KPMG LLP, New York, New York

OUTSIDE COUNSEL

Willkie Farr & Gallagher LLP, New York, New York

ANNUAL MEETING

The Annual Meeting of Stockholders of W. R. Berkley Corporation will be held at 1:00 p.m. on May 8, 2007 at the offices of W. R. Berkley Corporation, 475 Steamboat Road, Greenwich, Connecticut 06830.

SHARES TRADED

Common Stock of W. R. Berkley Corporation is traded on the New York Stock Exchange. Symbol: BER

TRANSFER AGENT AND REGISTRAR

Wells Fargo Bank, N.A.
Shareowner Services
161 N. Concord Exchange
South St. Paul, Minnesota 55075
Tel: (800) 468 9716
http://wellsfargo.com/com/shareowner_services

ANNUAL REPORT ON FORM 10-K

The Annual Report on Form 10-K filed with the Securities and Exchange Commission contains additional financial and other information with respect to W. R. Berkley Corporation. Copies of the Form 10-K will be furnished to stockholders upon request. Please direct all inquiries to:

Ira S. Lederman
General Counsel and Secretary
W. R. Berkley Corporation
475 Steamboat Road
Greenwich, Connecticut 06830

WEBSITE

For additional information, including press releases, visit our internet site at: http://www.wrberkley.com

NEW YORK STOCK EXCHANGE CORPORATE GOVERNANCE MATTERS

As a listed company with the New York Stock Exchange ("NYSE"), the Company is subject to certain Corporate Governance standards as required by the NYSE and/or the Securities and Exchange Commission ("SEC"). Among other requirements, the Company's Chairman of the Board and Chief Executive Officer, as required by Section 303A.12(a) of the NYSE Listed Company Manual, must certify to the NYSE each year whether or not he is aware of any violations by the Company of NYSE Corporate Governance listing standards as of the date of the certification. On May 18, 2006, the Company's Chairman of the Board and Chief Executive Officer, William R. Berkley, submitted such a certification to the NYSE which stated that he was not aware of any violation by the Company of the NYSE Corporate Governance listing standards. In addition, on March 1, 2007, the Company filed its 2006 Form 10-K with the SEC, which included as Exhibits 31.1 and 31.2 the certifications required under Section 302 of the Sarbanes-Oxley Act of 2002.

This report is printed on 10% post-consumer waste paper.

W. R. BERKLEY CORPORATION
475 Steamboat Road
Greenwich, Connecticut 06830
203.629.3000
www.wrberkley.com

END

"Always do right. This will gratify some people, and astonish the rest."
Mark Twain